Form 10KSB, Exhibit 13
period 1995-11-30
Q MED INC
filed 1996-02-28
CIK 729213

annual
  report
    1995

qmed inc.(r)

PRESIDENT'S MESSAGE
===============================================================================

Dear Shareholder:

     During Fiscal 1995, your Company made significant strides toward the goal of establishing qmed as the leading provider of integrated coronary artery disease management systems for HMO's, managed health care providers and large physician group practices. The Company has anticipated that significant changes in the manner in which health care is financed and paid for in the United States, that is the elimination of fee-for-service, has every potential to wreak havoc on the sales of medical equipment to physicians. In response, the development and marketing of the ohms/cad(TM)* system through Interactive Heart Management Corp. ("IHMC"), a newly formed subsidiary, was initiated in March of 1995. Management's timely decision has positioned the Company as a unique "pure play" coronary artery disease manager with attractive synergy's for managed care plans, pharmacy benefit managers and certain pharmaceutical companies. The participants in the trading market for qmed's stock have recognized the potential value of the ohms/cad system and, as I give you this year's report, the price per share of common stock has risen to $11 3/8 compared to $1 7/8 a year ago.

     Last year I pointed out that the mechanisms of medical care delivery were rapidly changing, but that these changes represented significant opportunities for qmed. The development of the ohms/cad system during Fiscal 1995 and its introduction to the managed care and large group practice marketplace are significant milestones in our transition from an advanced medical equipment manufacturer to a provider of health management systems.

     ohms/cad is a proprietary "On-line Health Management Service for Coronary Artery Disease". It is a telecommunications system designed as a total disease management process for coronary artery disease. It consists of STRx, IHMC's Monitor One(R) ambulant ischemia technology; a remote on-line diagnostic center (The ohms Center); and an integrated cardiology consultant practice. The beauty of the system is its ability to non-invasively and reliably quantify the probable risk of a heart attack, unstable angina and death and to rationally direct the patient to appropriate therapy with the accent on early detection, the modification of critical risk factors and medical intervention. The overall system operates as an "expert system" emphasizing best medical treatment options for myocardial ischemia and continued coronary wellness. Because of centralized, digital storage of all data, it allows for the continuous description and analysis of quantifiable results; success of stratification, proportion of patients assigned to various therapies, objective outcomes, including interplay with pharmaceutical and pharmacy benefit managers and physician and patient compliance.

     Because ohms/cad is an active disease management process emphasizing a continuum of care, derived from early detection of ambulant ischemia and modification of patient risk factors, substantial cost effective results can be expected from its use. Significantly, the ohms/cad system continually monitors the care process at the primary care physician level, where results are reported as outcomes. Favorable outcomes increase our market share, decrease our economic risk and increase our product differentiation from all others in this field. In the end, it is "coronary wellness" that counts and that is our goal. It is durable, measurable and less costly than conventional care. As a result, the early implementation of ohms/cad should contribute to significant savings for insurers and result in substantial gains in managed care market share.

     As our growth continues to be linked to this technologies' promise as a cost effective alternative for all patients with coronary artery disease, we will seek the development of strategic alliances within the health care industry to promote and penetrate large segments of the managed care market.

Very truly yours,

Michael W. Cox
President

--------------------
* Patent Pending

                             Annual Report 1995--Page 1

QMED, INC.

     QMED, INC. (the "Company") manufactures and sells a broad line of medical diagnostic devices, which have been independently validated and established as safe and effective, to diagnose certain potentially debilitating and life threatening conditions such as, silent myocardial ischemia, diabetic complications of neuropathy, venous blood flow insufficiencies and Deep Venous Thrombosis.

     The Company's products are specifically designed to be employed in primary care physician offices as cost effective diagnostic devices. The Company's products produce comprehensive and accurate results which may enable primary care physicians to administer non-invasive in-office medical treatment as opposed to expensive invasive hospital treatment.

     Specifically, the Company's products are marketed and sold under the trade names Monitor One, Interp-1000, Monitor One nDx ("nDx"), and VasoSpect. MONITOR ONE has been used by major pharmaceutical firms to establish cardiac drug efficacy. INTERP-1000, a portable interpretative electrocardiograph, utilizes a cardiac interpretation program favorably described in a New England Journal of Medicine article as equivalent in EKG analysis to the accuracy of a cardiologist. NDX technology is designed to detect the early onset of diabetic neuropathy, a debilitating destruction of certain autonomic nerves. Finally, VASOSPECT technology is designed to non-invasively detect blood clots in veins as well as other venous abnormalities.

INTERACTIVE HEART MANAGEMENT CORP.

     Interactive Heart Management Corp. ("IHMC") is a 100% owned subsidiary of qmed, Inc., which has developed a comprehensive, telemedicine disease management system for patients with coronary artery disease ("CAD"). This system consists of the STRx monitor (Monitor One ambulant ischemic technology), a remote on-line diagnostic center and an integrated cardiology consultant practice. The entire system quantifies the probable risk of a heart attack, unstable angina and death, and directs patients to appropriate therapy, emphasizing early detection, modification of risk factors and medical intervention.

SELECTED FINANCIAL DATA

For the Years Ended November 30:

                                          1995           1994           1993            1992           1991
                                          ----           ----           ----            ----           ----

Net Sales                             $ 5,648,754     $8,369,461     $9,474,661      $10,007,636    $7,739,885
Net Income (loss)                     $(1,554,653)    $   24,519     $  286,082      $   101,473    $ (142,690)
Income (loss) per common and
dilutive common equivalent shares     $      (.19)    $      .00     $     (.04)     $       .01    $      .02
Total Assets                          $ 6,014,620     $4,399,104     $4,729,195      $ 5,866,766    $4,722,610
Long-term Debt                        $    100,000    $  400,000     $  700,000      $ 1,000,000    $     --


                           Annual Report 1995-Page 2

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with the Company's Consolidated Financial Statements, and Notes thereto, contained elsewhere in this report.

RESULTS OF OPERATIONS

     The following table presents the percentage of total revenue for the periods indicated and changes from period to period of certain items included in the Company's Statements of Operations.


                                                                                   Period -to-Period
                                                           % For                      % Changes
                                                         Year Ended              -------------------
                                                         November 30             1995            1994
                                                    --------------------          vs.             vs.
                                                     1995           1994         1994            1993
                                                     ----           ----         ----            ----
Net sales                                           100.0           100.0        (32.5)         (11.7)
Cost of sales                                        28.0            24.2        (22.1)         (16.8)
                                                    -----           -----
Gross profit                                         72.0            75.8        (35.8)          (9.9)
Selling, general and administrative expenses         91.4            69.4        (11.1)         (12.6)
Provisions for uncollectible accounts                  .4             1.3        (76.3)         179.1
Research and development expenses                     6.8             4.0        (13.3)         (40.2)
                                                    -----           -----
(Loss) earnings from operations                     (26.6)            1.1          *              *
Interest expense                                     (1.2)           (1.0)       (19.3)          (9.2 )
                                                    -----           -----
(Loss) earnings before income taxes                 (27.8)             .1          *              *
Income taxes                                          -               -            *              *
                                                    -----           -----
(Loss) earnings before minority interest            (27.8)             .1          *              *
Minority interest in loss of subsidiary                .3              .2         (5.9)           *
                                                    -----           -----
Net (loss) income                                   (27.5)             .3          *              *
                                                    =====           =====

*Not meaningful

FISCAL 1995 COMPARED WITH FISCAL 1994

     Net sales for fiscal 1995 decreased approximately 32.5% to $5,648,754 when compared to $8,369,461 for fiscal 1994. The decrease was primarily due to a slowdown in unit sales to primary care physicians through the Company's domestic sales force. This slowdown, in management's opinion, is due to the increased number of physicians joining large group practices and entering into managed care contracts where revenues or procedures may be controlled. While the Company continues to direct its sales force to physicians at the primary care level, during fiscal 1995 much of its efforts were focused on developing and marketing the ohms/cad technology, a disease management system for coronary artery disease, to the managed care market.

     During March, 1995, the Company formed a wholly owned subsidiary, HMC to develop, market and implement ohms/cad (on-line health management system for coronary artery disease) ohms/cad is a telecommunications system built around qmed's "Monitor One" technology that includes a remote on-line diagnostic center, as well as an integrated cardiology consultant practice.

                           Annual Report 1995-Page 3

The goal of the system is to provide support to the primary care physician to optimize the use of medical therapy in treating patients with CAD and by doing so, improve the quality of care while at the same time reducing costs. Managed care companies find this approach compelling as it can lead to significant cost reductions since reliance on the "specialist" is dramatically reduced. The Company has successfully implemented the ohms/cad system at several sites and will focus on this approach throughout fiscal 1996. Included in the net loss of $(1,554,653) for fiscal year ended November 30, 1995, was approximately ($593,000) from Interactive Heart Management Corp.

     The Company's gross profit margin decreased from 75.8% to approximately 72% during fiscal 1995. The decrease was directly related to the decrease in net sales. Management expects gross margins to continue to be a fairly high percentage of sales as it transitions its business towards services during 1996.

     Selling, general and administrative expenses decreased by approximately $640,000 due to a reduction in sales-related expenses. While management has cut administrative expenses as necessary, others have risen in connection with start-up costs for ohms/cad, such as travel and legal.

     The provision for doubtful accounts decreased to less than 1% of sales. While this decrease is directly related to the decrease in sales, the Company also maintains strict credit policies.

     Research and development expenses remained consistent with prior years. Management expects research and development expenses to continue to remain around 7 to 8% of net sales, with emphasis on the development of ohms/cad.

     The Financial Accounting Standards Board issued Statement No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123). Under this new standard, a new fair value based method of accounting for stock-based compensation arrangements with employees is established. Entities may continue to use the Opinion 25 method or adopt the SFAS No. 123 fair value based method. If the Company continues to use the Opinion 25 method, SFAS No. 123 requires footnote disclosure of proforma net income and earnings per share information as if the fair value based method had been adopted. The Company has not yet determined which methods it will use. This Statement is effective for financial statements for fiscal years beginning after December 15, 1995, or for the fiscal year for which the Statement is initially adopted for recognizing compensation expenses, whichever comes first.

FISCAL 1994 COMPARED WITH FISCAL 1993

     Net sales for fiscal 1994 decreased by approximately 11.7% to $8,369,461 when compared to $9,474,661 for fiscal 1993. The decrease was primarily due to the continued uncertainty over health care reform throughout the United States. The Company anticipated a decrease in sales and managed to reduce certain costs to come closer to expected revenues. The Company's sales force continued to focus its efforts at the primary care level and to group practices, which are growing as a result of the evolution of managed care. The Company has been developing a new "disease management" product which enables physicians to manage coronary artery disease non-invasively via a telecommunication network. This new system fills the need for cost saving measures by enabling primary care physicians to treat the patients out of the hospital through medical management rather than expensive, invasive procedures involving specialists. Company will also increase efforts toward the development, marketing and implementation of this new technology to managed care organization during fiscal 1995.

     Gross profit margins increased slightly from 74.3% to 75.8% in fiscal 1994. The increase was due to a mixture of sales price increases in certain products and product cost decreases in certain other products.

     Selling, general and administrative expenses decreased by approximately $874,000 or 13.2% when compared to the prior year. The decrease was due to overall reductions in advertising, sales related expenses and administrative costs. These reductions were part of management's continued efforts to keep expenses in line with expected revenues.

     The provision for uncollectible accounts increased by approximately $68,500 in fiscal 1994 when compared to fiscal 1993. The increase was the result of management's decision to reserve for certain accounts after exhaustive collection measures had taken place. Although the provision increased from the prior year, it remains only a small percentage (1.3%) of net sales.

     Research and development expenses decreased by approximately $226,507 or 40% when compared to the prior year. Most of this reduction was due to the decrease in operating costs of the facility and small reductions in engineering personnel. The Company also capitalized approximately $76,000 in product software development costs during fiscal 1994.

                           Annual Report 1995-Page 4

LIQUIDITY AND CAPITAL RESOURCES

     To date, the Company's principal sources of working capital have been provided from operations, proceeds from public and private placements of securities, and the sale of certain assets. Since the Company's inception, these transactions have generated approximately $15,000,000 less applicable expenses.

     The Company has an installment note payable to a bank in the amount of $625,000 dated March 1, 1995. The Company has been making monthly installments of $25,000 plus interest at 1% over prime rate. The balance as of November 30, 1995 was $400,000. The prime rate at November 30, 1995 was 8 3/4%.

     The Company had working capital of $3,369,177 at November 30, 1995 compared to $1,827,000 at November 30, 1994 and ratios of current assets to current liabilities of 3.2:1 and 2.2:1 as of November 30, 1995 and 1994. The working capital increase was primarily due to the proceeds from private placements of the Company's stock of approximately $3,300,000 during fiscal 1995.

     The Company anticipates that funds generated from operations, together with cash and cash equivalents, should be sufficient to meet its working capital and capital requirements. However, the Company intends to seek additional financing to support Interactive Heart Management Corp.'s sales effort.

     The Company maintains a general policy of net 30-day payment terms for distributors, cash or third-party leasing arrangements with direct sales to physicians and letters of credit or open account for international sales. In some instances, the Company has extended payment terms beyond net 30 to selected distributors. The Company's receivables balances over 90 days past due was 20.9% of the receivables balance at November 30, 1995 compared to 11.7% in 1994. The increase was primarily due to the slow payment on account of several distributors, however, the Company is aggressively seeking payment arrangements to be made in the near future.

     The Company, with its subsidiary, Interactive Heart Management Corp., enters into contract arrangements with physician groups and managed care organizations where either a prepayment is made per month or billing is done on a per test basis. The Company generally holds a security deposit for systems placed in physicians offices.

     The Company offers certain distributors the opportunity upon the introduction of new or upgraded products to exchange their inventory units. In such cases, the customer is billed for the net price differential at the time of the product exchange.

                           Annual Report 1995-Page 5

                                       CONSOLIDATED BALANCE SHEET

                                                                                   November 30,
ASSETS                                                                                1995
                                                                                  ------------
         Current assets:

              Cash and cash equivalents                                           $    866,750
              Investments                                                            1,711,576

              Accounts receivable, net of allowance
                  for doubtful accounts and sales returns
                  of $142,000                                                          848,685
              Inventory                                                              1,408,805
              Prepaid expenses and other current assets                                 99,745
                                                                                  ------------
                  Total current assets                                               4,935,561

         Property and equipment, net of accumulated depreciation                       332,136
         Product software development costs                                            113,282
         Cost of technology                                                            441,679
         Other assets                                                                  191,962
                                                                                  ------------
                                                                                  $  6,014,620
                                                                                  ============
LIABILITIES AND STOCKHOLDERS' EQUITY

         Current liabilities:
              Accounts payable and accrued liabilities                            $  1,266,384
              Current maturities of long-term debt                                     300,000
                                                                                  ------------
                                                                                     1,566,384

         Leases   payable, long-term                                                    50,706

         Long-term debt - net of current maturities                                    100,000

         Deferred warranty revenue                                                      60,303
                                                                                  ------------
                                                                                     1,777,393

         Stockholders' equity
              Common stock $.001 par value; 20,000,000 shares
              authorized; 8,970,810 shares issued and 8,948,810
              shares outstanding                                                         8,950
         Paid-in capital                                                            15,138,714
         Accumulated deficit                                                       (10,844,685)
                                                                                  ------------
                                                                                     4,302,979

         Unrealized gain on securities available for sale                                9,873
         Less: treasury stock at cost, 22,000 common shares                            (75,625)
                                                                                  ------------
              Total stockholders' equity                                             4,237,227
                                                                                  ------------
                                                                                  $  6,014,620
                                                                                  ============

           See accompanying notes to consolidated financial statements

                           Annual Report 1995-Page 6

                              CONSOLIDATED STATEMENTS OF OPERATIONS


                                                                For the Years Ended November 30,

                                                                    1995               1994
                                                                -----------         ----------
Sales                                                           $ 6,036,048         $8,943,212
Less: sales returns and allowances                                  387,294            573,751
                                                                -----------         ----------
                                                                  5,648,754          8,369,461

Cost of sales                                                     1,579,196          2,027,090
                                                                -----------         ----------
Gross profit                                                      4,069,558          6,342,371

Selling, general and administrative expenses                      5,164,478          5,806,320
Provision for uncollectible accounts                                 25,347            106,826
Research and development expenses                                   382,244            337,277
                                                                -----------         ----------
(Loss) earnings from operations                                  (1,502,511)            91,948
Interest expense                                                    (68,142)           (84,429)
                                                                -----------         ----------
(Loss) earnings before provision for income taxes                (1,570,653)             7,519

Provision for income taxes                                               --                 --
                                                                -----------         ----------
(Loss) earnings before minority interest                         (1,570,653)             7,519

Minority interest in loss of subsidiary                              16,000             17,000
                                                                -----------         ----------
Net (loss) income                                               $(1,554,653)        $   24,519
                                                                ===========         ==========
Net (loss) income per share                                     $      (.19)        $      .00
                                                                ===========         ==========
Weighted average number of shares
     outstanding                                                  8,113,978          7,771,488
                                                                ===========         ==========

          See accompanying notes to consolidated financial statements.

                           Annual Report 1995-Page 7


                                           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                                                      Unrealized
                                                                                                       Gain On
                                                                                    Common Stock      Securities
                                           Common    Paid-in       Accumulated    Held In Treasury    Available
                                           Stock     Capital         Deficit      Shares    Amount     For Sale      Total
                                          ------   -----------    ------------    ------   --------    -------    -----------
Balances -
  November 30, 1993                       $7,757   $11,718,513    $ (9,314,551)   22,000   $(75,625)   $     0    $ 2,336,094
Exercise of stock options                     26        19,600            --         --        --          --          19,626

Net income                                   --           --            24,519       --        --          --          24,519
                                          ------   -----------    ------------    ------   --------    -------    -----------
Balances -
  November 30, 1994                        7,783    11,738,113      (9,290,032)   22,000    (75,625)       --       2,380,239

Exercise of stock options                     88        93,597            --         --         --         --          93,685

Issuance of common stock
  through private placement for cash       1,079     3,307,004            --         --         --         --       3,308,083

Net loss                                     --           --        (1,554,653)      --         --         --      (1,554,653)

Unrealized gain on securities
  available for sale                         --           --              --         --         --       9,873          9,873
                                          ------   -----------    ------------    ------   --------    -------    -----------
Balances -
  November 30, 1995                       $8,950   $15,138,714    $(10,844,685)   22,000   $(75,625)   $ 9,873    $ 4,237,227
                                          ======   ===========    ============    ======   ========    =======    ===========


          See accompanying notes to consolidated financial statements.

                           Annual Report 1995-Page 8


                                                                For the Years Ended November 30,
                                                                   1995              1994
                                                               -----------        ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net (loss) income                                            $(1,554,653)       $  24,519
                                                               -----------        ---------
    ADJUSTMENTS TO RECONCILE NET (LOSS) INCOME TO NET
    CASH (USED) PROVIDED BY OPERATING ACTIVITIES:
     Depreciation and amortization                                 264,272          233,906
     (Increase) decrease in:
      Accounts receivable                                          184,502          185,889
      Inventory                                                    114,692          240,411
      Prepaid expenses and other current assets                     34,222          (30,014)
    Increase (decrease) in:
     Accounts payable and accrued liabilities                       76,180          (63,414)
     Other, net                                                    (92,415)         (42,639)
                                                               -----------        ---------
     Total adjustments                                             581,453          524,139
                                                               -----------        ---------
         Net cash (used) provided by operating activities         (973,200)         548,658
                                                               -----------        ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
   Purchase of Securities                                       (1,701,703)             --
   Capital expenditures                                           (186,577)        (188,289)
                                                               -----------        ---------
         Net cash used by investing activities                  (1,888,280)        (188,289)
                                                               -----------        ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Principal payment on notes payable to bank                     (300,000)        (300,000)
   Proceeds from issuance of common stock                        3,401,768           19,626
                                                               -----------        ---------
         Net cash provided (used) by financing activities        3,101,768         (280,374)
                                                               -----------        ---------
Net increase in cash and cash equivalents                          240,288           79,995

Cash and cash equivalents - beginning                              626,462          546,467
                                                               -----------        ---------
Cash and cash equivalents - end                                $   866,750        $ 626,462
                                                               ===========        =========
SUPPLEMENTAL DISCLOSURE OF CASH PAID:

   Interest                                                    $    69,892        $  72,908
   Income taxes                                                      7,328              --


          See accompanying notes to consolidated financial statements.

                           Annual Report 1995-Page 9

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1

SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS

     QMED, INC. and Subsidiaries (the "Company") operates in one industry segment, medical equipment sales. Sales are made nationwide through direct sales to physicians and managed care organizations.

     A majority of the Company's revenue is derived from medical equipment provided to physicians through third-party leasing companies. At November 30, 1995, 23% of accounts receivable represented receivables which arose through such transactions.

     Credit is granted at the discretion of management. The Company generally does not require collateral.

PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of QMED, INC., its majority (83%) owned subsidiary, Heart Map, Inc., and its wholly (100%) owned subsidiary INTERACTIVE HEART MANAGEMENT CORP. All intercompany accounts and transactions have been eliminated in consolidation.

CASH AND CASH EQUIVALENTS

     The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents for financial statement purposes.

CONCENTRATION OF CREDIT RISK

     Financial instruments that potentially subject the Company to concentration of credit risk consist of cash and cash investments. The Company restricts cash and cash investments to financial institutions with high credit standings.

INVESTMENTS

     Effective December 1, 1994, the Company adopted statement of Financial Accounting Standards No. 115 (SFAS 115), "Accounting for Certain Investments in Debt and Equity Securities." This statement requires classification of certain investments into one of the following three categories based on management's intention with regard to such securities: held-to-maturity, available-for-sale and trading. Securities classified as held-to-maturity are recorded at cost adjusted for the amortization of premiums or accretion of discounts, while those classified as available-for-sale are recorded at fair value with unrealized gains or losses reported on a net basis as a separate component of stockholders' equity. Securities classified as trading are recorded at fair value with unrealized gains or losses reported on net basis in income.

     Realized gains and losses are determined using the specific identification method.

INVENTORY

     Inventory consists of finished units and components and supplies, and is stated at the lower of cost (determined on a moving weighted average method) or market.

DEPRECIATION AND AMORTIZATION

     Property and equipment is depreciated using the straight-line method for financial statement purposes over a five year period. Leasehold improvements are amortized on a straight-line basis over the term of the lease. Repairs and maintenance costs are expensed, while additions and betterments are capitalized. The cost and related accumulated depreciation of assets sold or retired are eliminated from the accounts and any gains or losses are reflected in earnings.

                           Annual Report 1995-Page 10

PRODUCT SOFTWARE COSTS

     The Company capitalizes certain costs related to the development of computer software once technological feasibility of the software has been established. Product software costs are amortized using the straight-line method over the estimated useful economic life of the software developed, generally 36 months.

COST OF TECHNOLOGY

     Cost of acquired technology is stated at the lower of cost or estimated net realizable value.

     Acquired technology is evaluated periodically and future potential revenues (discounted basis) to be derived from the acquired technology is estimated to ascertain that unamortized balances may be recovered against these future revenues. Presently, acquired technology is being amortized on a straight-line basis over the estimated useful life of 7 years. Amortization was $100,000 in 1995 and 1994.

STOCK OPTIONS AND WARRANTS

     The Company records transactions involving its stock options and warrants under APB Opinion 25.

NET (LOSS) INCOME PER COMMON SHARE

     (Loss) income per share is computed on the basis of the weighted average number of common and common equivalent shares outstanding during each year. It is assumed that all dilutive stock options are exercised at the beginning of each year and that the proceeds are used to purchase shares of the Company's common stock at the average market price during the year. Fully diluted (loss) income per share amounts are not presented because they are not materially dilutive. Net (loss) income per share calculations do not give effect to any common equivalent share where their inclusion would have the effect of increasing earnings per share or decreasing the loss per share.

REVENUE RECOGNITION

     Revenue is recognized on equipment sales when the equipment is shipped and title passes. The Company does not enter into consignment arrangements with its customers. Management does, however, allow the return of equipment in certain situations as an accommodation to the customer, or after exhausting alternative means of collection of related accounts receivable. Management establishes estimated accruals for returns from customers and for allowances granted to them at the time of shipment. The Company has, from time to time, introduced new products or technologically advanced versions of existing products. The Company allows certain customers the opportunity, upon the introduction of new or upgraded products, to exchange their existing units for new units. In such cases, revenue is recognized and additional funds are received to the extent of the net price differential at the time of exchange.

     The Company enters into contractual arrangements with physician groups and managed care organizations. Revenue is recognized based on management's estimates of amounts earned. One contract contains stipulations that, if not met, would require the Company to refund a portion of prepayments received. It is management's opinion that the stipulations will be met. At November 30, 1995, $137,000 from the above such contracts is included in revenue.

     The Company sells extended service warranty contracts to consumers usually with terms of one to three years commencing at the termination of the manufacturer's warranty. The Company recognizes revenue from the sale of two and three year contracts over the period of the contracts based on the historical pattern of costs incurred. Such related costs incurred over contract years one, two and three are 76%, 17% and 7%. Revenue on one year warranty contracts is recognized on a straight-line basis.

RESEARCH AND DEVELOPMENT EXPENSES

     Costs associated with the development of new products and changes to existing products are charged to operations as incurred (except Product Software Development Costs).

ACCOUNTING ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                           Annual Report 1995-Page 11

NOTE 2
INVESTMENTS


                                     Amortized       Gross         Gross         Fair       Carrying
                                          Cost  Unrealized    Unrealized        Value         Amount
                                                     Gains        Losses
Available-for-sale
     U.S. Treasury securities        $1,002,005     $9,873     $     --    $1,011,878    $1,011,878
     Corporate equity securities        699,698       --             --       699,698       699,698
                                     ----------     ------     --------    ----------    ----------
                                     $1,701,703     $9,873     $     --    $1,711,576    $1,711,576
                                     ==========     ======     ========    ==========    ==========


There were no sales of available-for-sale securities for the year ended November 30, 1995.

NOTE 3
INVENTORY

     Raw materials
     (component parts and supplies)            $  300,906
     Finished units                             1,107,899
                                               ----------
                                               $1,408,805
                                               ==========

     The Company's inventory is pledged as collateral in connection with an outstanding note payable (see Note 7.)

NOTE 4
PROPERTY AND EQUIPMENT

     Machinery and equipment                   $   985,543
     Furniture and fixtures                        377,179
     Office equipment                              440,213
     Leasehold improvements                         43,301
     Equipment held under capital lease            126,452
                                               -----------
                                                 1,972,688
     Less accumulated depreciation and
         amortization                           (1,640,552)
                                               -----------
     Property and equipment - net              $   332,136
                                               ===========

     The Company's property and equipment are pledged as collateral in connection with an outstanding note payable (see Note 7). At November 30, 1995, the equipment under the capital lease had a net book value of approximately $52,000.

     Depreciation expense was $131,000 and $123,000 for 1995 and 1994 respectively.

NOTE 5
PRODUCT SOFTWARE DEVELOPMENT COSTS

     During the years ended November 30, 1995 and 1994, amortization of costs related to product software development costs were $17,428 and $-0-, respectively.


                           Annual Report 1995-Page 12

NOTE  6
ACCOUNTS PAYABLE AND ACCRUED
LIABILITIES

     Accounts  payable - trade         $  434,250
     Deferred warranty revenue            288,111
     Accrued payroll                      170,965
     Other accrued expenses               270,137
     Accrued sales commissions            102,921
                                       ----------
                                       $1,266,384
                                       ==========

NOTE 7
LONG TERM DEBT

     Long-term debt consists of a term loan which is payable to the bank in twenty-five monthly installments of $25,000 plus interest at the Bank's Base Rate plus 1% and is collateralized by substantially all assets of the Company.

                                           $400,000
Less current maturities                     300,000
                                           --------
Long-term debt, net of current
   maturities                              $100,000
                                           ========

     The banks base interest rate at November 30, 1995 was 8.75%.

     During 1995 and 1994, the maximum month-end amounts outstanding under this note payable were $700,000 and $1,000,000, respectively. Average daily amounts outstanding during 1995 and 1994 were approximately $552,000 and $862,500, respectively, with weighted average interest rates of 8.81% and 7.63%, respectively.

NOTE 8
STOCK OPTIONS AND WARRANTS

     Under the 1986 stock option plan, options may be granted until March 1996. 700,000 shares of the Company's common stock are reserved for this plan.

     The QMED, INC. 1990 Employee Stock Incentive Plan provides for stock options, stock appreciation rights, restricted stock or deferred stock awards for up to 1,000,000 shares of the Company's common stock to be granted to employees of the Company until October 2000. 1,000,000 shares of the Company's common stock are reserved for this plan. Options granted under this plan must be at a price per share not less than the fair market value per share of common stock on the date the option is granted.

     Under both the 1986 and 1990 plans, options are exercisable in cumulative 33% increments after the first and each subsequent anniversary of the date of the grant, except for officers' options which generally are exercisable immediately. The options expire five and ten years after the date of the grant for incentive stock options and nonqualifying stock options, respectively.


                           Annual Report 1995-Page 13

     The following summarizes the stock option transactions for the years ended November 30, 1995 and 1994:

                                                         Number of
                                     Shares               Exercise                  Shares
                                  Under Option              Rate                  Exercisable
                                  ------------           ---------                -----------

Outstanding
  November 30, 1993                  910,992        $ .75     -   $ 2.00             685,123
         Granted                     376,400         1.375    -     1.40           =========
         Exercised                   (26,167)         .75     -      -
         Terminated                 (112,667)         .75     -     2.00
                                   ---------        --------------------
Outstanding
  November 30, 1994                1,148,558          .75     -     2.00             808,095
         Granted                     253,450         1.40     -     6.75           =========
         Exercised                   (85,133)         .75     -     1.75
         Terminated                  (47,867)         .75     -     2.00
                                   ---------        --------------------
Outstanding
  November 30, 1995                1,269,008        $ .75     -   $ 6.75           1,038,328
                                   ---------        --------------------           =========

     In April 1992, the Company issued to a Corporation warrants to purchase 20,000 shares of the Company's common stock at an exercise price of $2.00 per share. The warrants have been extended and are exercisable until March 31, 1996.

     During fiscal 1995, the Company issued warrants to various parties to purchase 435,890 shares of the Company's common stock at exercise prices ranging from $2.75 - $5.75 per share. The warrants are exercisable over a three year period.

NOTE 9
INCOME TAXES

     Deferred tax attributes resulting from differences between financial accounting amounts and tax bases of assets and liabilities at November 30, 1995 follow:

Current assets and liabilities
     Allowance for doubtful accounts             $   34,000
     Inventory overhead capitalization               60,000
     Deferred Warranties                             83,500
                                                 ----------
                                                    177,500
Valuation allowance                                 177,500
                                                 ----------
Net current deferred tax asset (liability)       $      --
                                                 ==========
Noncurrent assets and liabilities
     Depreciation                                $    6,700
     Net operating loss carryforward              2,139,000
                                                 ----------
                                                  2,145,700
     Valuation allowance                          2,145,700
                                                 ----------
Net noncurrent deferred tax asset (liability)    $      --
                                                 ==========

     The valuation reserve has been established for those tax credits, loss carryforwards and deductible temporary differences which are not presently considered more likely than not to be realized.

     The statutory income tax rate differs from the effective tax rate used in the financial statements as a result of the current year net operating losses, the benefit of which is not being recognized in the current year. The valuation allowance increased $178,000 and $188,000 in 1995 and 1994.


                           Annual Report 1995-Page 14

     As of November 30, 1995, the Company has the following net operating loss carryforwards for tax purposes:

     Expiration Date:

       For the Year Ending
          November 30,
       -------------------
              2000        $  438,000
              2002           915,000
              2003         4,340,000
              2004         1,500,000
              2005           495,000
              2007            12,000
              2008           357,000
              2010         1,260,000
                          ----------
                          $9,317,000
                          ==========

     As of November 30, 1995, the Company has the following general business tax credit carryforwards for tax purposes:

     Expiration Date:

       For the Year Ending
          November 30,
       -------------------
              1998        $ 33,000
              1999          38,000
              2000          58,000
              2001          65,000
              2002          17,000
                          --------
                          $211,000
                          ========

NOTE 10
RETIREMENT PLAN

     The Company has a 401(k) plan which allows its employees to set aside a part of their earnings, tax deferred, to be matched by the Company as determined each year by resolution of the Board of Directors. There was no employer contribution for the years ended November 30, 1995 and 1994.

NOTE 11
COMMITMENTS AND CONTINGENCIES

LEASES

     The Company leases its premises under noncancellable operating leases expiring June 1995 through August 1998. The approximate future minimum lease payments are as follows:

      For the Years Ending
          November 30,

              1996         $151,500
              1997          133,400
              1998          100,000

     Rent expense for the years ended November 30, 1995 and 1994 was $213,000 and $219,000, respectively.

LITIGATION

     The Company is subject to claims and legal proceedings covering a wide range of matters that arise in the ordinary course of business. It is management's opinion that the ultimate resolution of these matters will not have a material effect on the Company's consolidated financial position and results of operations.



                           Annual Report 1995-Page 15

                          INDEPENDENT AUDITORS' REPORT

Board of Directors
qmed, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheet of qmed, Inc. and Subsidiaries as of November 30, 1995, and the related consolidated statements of operations, stockholders' equity and cash flows for the years ended November 30, 1995 and 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to in the first paragraph present fairly the financial position of qmed, Inc. and Subsidiaries as of November 30, 1995, and the results of their operations and their cash flows for each of the two years ended November 30, 1995 in conformity with generally accepted accounting principles.

                                           AMPER, POLITZINER & MATTIA

January 19, 1996
Edison, New Jersey



                           Annual Report 1995-Page 16

MARKET INFORMATION

     The Company's Common Stock is traded in the NASDAQ Small-Cap Market, under symbol "QEKG". The following table sets for the range of high and low bid quotations for shares of the Company's Common Stock. This information represents inter-dealer quotations, without retail mark-ups, mark-downs, or commissions, and does not necessarily represent actual quotations.

Fiscal Year Ended November 30, 1994                High           Low
-----------------------------------              -------        ------
First Quarter                                    $2 1/16        $1 1/2
Second Quarter                                    1 5/8          1 1/8
Third Quarter                                     1 3/4          1
Fourth Quarter                                    1 3/4          1 1/4

Fiscal Year Ended November 30, 1995                High           Low
-----------------------------------              -------        ------
First Quarter                                    $2 1/16        $1
Second Quarter                                    3 7/16         1 7/8
Third Quarter                                     3 3/4          2 5/8
Fourth Quarter                                    8 1/2          3

     As of February 22, 1996, the Company's Common Stock was held of record by approximately 750 persons. On February 22, 1996, the closing price reported was $11 3/8.

     The Company has never paid a cash dividend on its Common Stock. It is the current policy of the Company's Board of Directors to retain any earnings to finance the operations and expansion of the Company's business. The payment of dividends in the future will depend upon the Company's earnings, financial condition and capital needs and on other factors deemed pertinent by the Board of Directors.



                           Annual Report 1995-Page 17

GENERAL CORPORATE INFORMATION

BOARD OF DIRECTORS
     Michael W. Cox
     Robert A. Burns
     Richard I. Levin, M.D.

OFFICERS
     Michael W. Cox
         Chairman of the Board,
         President and Treasurer

     Richard I. Levin, M.D.
         Vice President,
         Medical Director and Secretary

     Teri J. Kraf
         Vice President - Strategic Development

     Debra A. Fenton, C.P.A.
         Controller

CORPORATE HEADQUARTERS
     100 Metro Park South
     3rd Floor
     Laurence Harbor, New Jersey 08878

COUNSEL
     Sommer & Schneider LLP
     600 Old Country Road, Suite 535
     Garden City, New York 11530

AUDITORS
     Amper Politzner & Mattia
     2015 Lincoln Hwy.
     P.O. Box 988
     Edison, New Jersey 08818-0988

STOCK LISTING
     NASDAQ
     Trading Symbol - QEKG

REGISTER AND TRANSFER AGENT
     American Stock Transfer &
     Trust Company
     40 Wall Street, 46th Floor
     New York, New York 10005


                           Annual Report 1995-Page 18