Form 10-K, Exhibit 13
period 1996-11-30
Q MED INC
filed 1997-02-28
CIK 729213

ANNUAL REPORT 1996

                          qmed INC. (R)

President's Message
================================================================================

Dear Shareholder:

     During Fiscal 1996, your Company became the leading provider of disease management systems for coronary artery disease. Approximately 100,000 lives are currently enrolled with an anticipated 600,000 additional lives to be enrolled before the end of 1997. Our disease management system, ohms|cad(R), is designed specifically for HMO's, managed health care providers and large physician group practices whose goals are aligned with ours - to provide the best possible systematic and continuing care process for patients with coronary artery disease. The power of our ohms|cad system to reduce cost and improve the overall health status of coronary patients has been demonstrated in a pilot project in California. Results to date show a dramatic improvement in quality of life and reduction in the need for highly invasive procedures, thereby, resulting in substantial cost savings. Significantly, the marketing of the ohms|cad system is now supported through a strategic alliance agreement with SmithKline Beecham with a planned national roll-out by mid-year.

      While there is no doubt that the sales process of the ohms|cad system to large health care providers is a lengthy and detailed one, the indication thus far shows an overwhelming positive response. As of the date of this report, between 20-25 leading health care organizations have shown a strong interest in implementing the ohms|cad approach to their treatment of coronary artery disease. As the system develops and gains market share there are significant opportunities that lie ahead for your Company.

      ohms|cad, a proprietary "On-line Health Management Service for Coronary Artery Disease", is a telecommunications system designed as a total disease management process for coronary artery disease. It consists of STRx, the Company's Monitor One(R) ambulant ischemia technology; a remote on-line diagnostic center (The ohms Center); and an integrated cardiology consultant practice. The advantage of the system is in its ability to non-invasively and reliably quantify the probable risk of a heart attack, unstable angina and death and to rationally direct the patient to appropriate therapy with the accent on early detection, the modification of critical risk factors and medical intervention. The overall system operates as an "expert system" emphasizing best medical treatment options for myocardial ischemia and continued coronary wellness. Because of centralized, digital storage of all data, it allows for the continuous description and analysis of quantifiable results; success of stratification, proportion of patients assigned to various therapies, objective outcomes, and physician and patient compliance and satisfaction.

      It is our strong belief that ohms|cad has every chance of demonstrating that it is a viable alternative, and in many cases a better patient choice, to invasive treatment. In the event that our beliefs can be demonstrated and supported by associated health and cost outcomes of significance, then it is management's expectation that ohms|cad will add significantly to the value of your Company.


Very truly yours,


Michael W. Cox
President


                          Annual Report 1996 - Page 1

Corporate Profile

     qmed, Inc. (the "Company"). The Company engages in the development, manufacture, marketing and sale of advanced medical devices and systems. The Company, through Interactive Heart Management Corp. ("IHMC"), a subsidiary founded during the year ended November 30, 1995, developed and is marketing an integrated coronary artery disease management system under the name "ohms|cad"(R) to managed care organizations in order to assist those groups in managing the cost of coronary artery disease ("CAD"). The Company has historically focused on producing high quality medical devices that provide reliable diagnostic interpretation of certain disease states, including a line of ambulatory ischemic heart monitors, an interpretative electrocardiograph, a device for the analysis of heart rate variability and a device for the measurement of venous blood flow. These systems are designed to address the needs of primary health care physicians to appropriately manage certain diseases cost effectively. The Company's products are uniquely suited to assist primary health care physicians in discharging the greater medical responsibilities that are expected to be placed on them, as efforts are made to reduce the overall cost of health care. Each of the Company's present products, and those which are under development by the Company as well as products employing selectively acquired technology developed by others are designed to provide sophisticated analysis of physiological data in near or real-time and report these analytical results to the primary care physician in order to detect and manage early signs of potentially acute diseases. These technologically advanced diagnostic tools lead to early detection and treatment thereby facilitating cost-effective management of disease by a primary care physician rather than disease management in an expensive acute care facility, such as a hospital.

     The Company has developed and markets a full line of ambulatory computerized ischemic heart disease monitors utilizing patented technology. These ambulatory products, marketed under the name "Monitor One"(R), continuously analyze and interpret the discrete marker of ischemic heart disease, the ST-segment of electrocardiographic ("ECG") signals generated by the heart utilizing patented and proprietary technology in real time. The Company has also developed and is marketing an electronic medical device under the name, Monitor One nDx(R) ("nDx") which analyzes heart rate variability. The loss of variation in heart rate may assist the physician in making a diagnosis and determining the severity of autonomic neuropathy. Autonomic neuropathy, a deterioration of the autonomic nervous system, is associated with diabetic patients which may lead to complications in the functioning of the heart, respiratory systems, digestion, body temperature, metabolism, perspiration and the secretion of certain endocrine glands.

      Utilizing the experience obtained through various drug trials with such companies as Pfizer, Ciba Geigy, ICI and others and the extensive validations completed on Monitor One instruments, the Company developed a comprehensive, telemedicine disease management system for the coronary artery disease ("CAD") patient which is marketed under the trade name ohms|cad by the Company's IHMC subsidiary. This system consists of Monitor One STRx ambulant ischemic technology; a remote on-line diagnostic center (ohms center); and an integrated cardiology consultant practice. This entire system non-invasively and reliably quantifies the probable risk of a heart attack, unstable angina and death and directs the patient to appropriate therapy with the emphasis throughout on early detection, the modification of risk-factors and medical intervention. Early treatment, emphasis on medical intervention and appropriate referrals to the cardiologist results in an overall lowering of the cost of CAD care and the improvement in mortality and morbidity rates in populations having CAD.

      In April 1996, the Company entered into a Strategic Alliance Agreement with SmithKline Beecham Health Care Services, a division of SmithKline Beecham Corporation ("SmithKline Beecham"). Under the agreement, SmithKline Beecham has the exclusive right to market and sell the Company's ohms|cad system to managed care companies in the United States, together with the Company's IHMC subsidiary. In addition, SmithKline Beecham's venture capital affiliate, S.R. One Limited, made a $2 million equity investment in the Company and acquired warrants to acquire an additional 63,492 shares of the Company's common stock for $15.75 per share. In certain circumstances, the Company can require S.R. One to exercise the warrants. The Company and SmithKline Beecham share profits and losses after the Company recovers its costs of operating the ohms|cad system for a client managed health care organization.


                          Annual Report 1996 - Page 2
ohms|cad System

     ohms|cad is Interactive Heart Management Corp.'s (IHMC) proprietary "On-line Health Management Service for Coronary Artery Disease". It is a telecommunications system designed as a total disease management process for CAD. It consists of Monitor One STRx, IHMC's Monitor One ambulant ischemia technology; a remote on-line diagnostic center (The ohms Center); and an integrated cardiology consultant practice. The entire system noninvasively and reliably quantifies the probable risk of a heart attack, unstable angina and death and rationally directs the patient to appropriate therapy with the accent on early detection, the modification of critical risk-factors and medical intervention.

      The overall system operates as an "expert system" emphasizing best medical treatment options for myocardial ischemia and continued coronary wellness. The system is an evidence based, relational mechanism, using coronary artery disease patient descriptors which include: demographics, medical history, current medical therapy, including aspirin, lipid and hypertension profiles, obesity and life style, smoking, glucose levels and ambulant ischemia in its decision making.

      In addition, each individual patient's demographics and risk profiles are simultaneously entered into the ohms|cad database for secondary prevention analysis and treatment. Recommendations for management are relational, and tailored to an individual patient for lipid and hypertension management, antithrombosis, smoking, exercise, obesity and diabetes.

      Because of centralized, digital storage of all data, it allows for the continuous description and analysis of quantifiable results; success of the stratification, proportion of patients assigned to various therapies, objective outcomes, interplay with pharmaceutical and pharmacy benefit managers and physician and patient compliance and satisfaction.

      For example, in its risk prevention mode (myocardial infarction, unstable angina, sudden death), it centers on the presence or absence of ambulant ischemia as a risk stratifier utilizing our specialized non-invasive STRx technology for evaluation of this phenomena in each patient. This test data is telecommunicated to the Company's ohms|cad database (The ohms Center), which in turn stratifies each individual patient into high or low risk. It then proposes to lower patient risk with specific anti-ischemic medical therapies as one treatment option, or, if necessary, recommends further local cardiology consultation leading to possible invasive intervention. If the data indicate that the patient is at low risk, a message is sent back to the primary care physician (PCP) site within minutes with recommendations for optimization of medical therapy which will maintain the patient in the low-risk pool. In both circumstances, therapeutic actions are guided by IHMC's proprietary disease management algorithm which in turn is based on national practice guidelines. All of the interactions and data are stored in the ohms|cad diagnostic center, thus, outcome information is available continuously.

      Because ohms|cad is an active disease management process emphasizing a continuum of care, derived from early detection of ambulant ischemia and modification of patient risk factors, similar cost effective improvements in cardiac events can be expected from its use. The ohms|cad system continually monitors the care process at the primary care level, thus, results are reported as outcomes. Favorable outcomes increase market share, decrease economic risk and increase product differentiation. In the end, it is "coronary wellness" that counts. It is durable, measurable and less costly than conventional care. As a result, the early implementation of ohms|cad should contribute to significant savings and improved health outcomes.


                          Annual Report 1996 - Page 3

Monitor One and Other Products

      The Company's Monitor One systems utilize technology which detects changes in the ECG signal which may be associated with diseases of the heart. Monitor One systems store analyzed ECG wave forms, statistical data, produce printed reports and can transmit data either directly to a printer or over telephone lines or to a personal computer for physician analysis, interpretation and ischemic intervention. The Company's Monitor One, which may be worn on a belt or carried in the patient's pocket, is capable of interpreting a wide variety of ECG signals which may be associated with cardiac conditions. Monitor One technology has been independently validated in controlled research studies for the detection of ischemic episodes associated with coronary ST-segment deviations in patients with diagnosed CAD.

      Each Monitor One system is a computerized monitor with five high-fidelity electrodes which are either disposable or reusable and attached to the monitor through a single connector. The reusable electrodes were originally developed by the National Aeronautics and Space Administration ("NASA"). Monitoring for periods of greater than 24 hours is possible due to solid-state memory and the design of the reusable electrodes, which allows high-fidelity signal capture without the need for daily replacement of disposable electrodes.

      An integral part of Monitor One TC and Omni systems developed by the Company is called the buffered interface module ("BIM"). The BIM permits the rapid retrieval and storage of data from Monitor One units prior to printing reports. This permits a physician to remove data stored after a monitoring session and re-employ the monitor while the report is printing. The BIM also permits data to be transferred to a microcomputer system base station, either directly or telephonically. The Company has developed propriety microcomputer software to store, organize and assist in the analysis of ECG data.

      The Company developed and is marketing a diagnostic device that analyzes heart rate variability which can provide the physician information on the functioning of the Autonomic Nervous System ("ANS"). ANS dysfunction is the failure of the portion of the body's nervous system to regulate such unconscious functions as respiration, circulation, digestion, heart-rate, body temperatures, metabolism, sweating and certain glandular secretions. These symptoms are associated with serious complications of diabetes leading to blindness, kidney failure, and may contribute to diabetic cardiac autonomic neuropathy, often associated with "silent heart disease," heart attacks and "sudden cardiac death." The Company's Monitor One nDx system ("nDx") automates the analysis of heart rate variation during deep inspiration and forced expiration, posture changes and Valsalva Maneuvers. The nDx monitor assists the physician in administering the test by prompting the patient's breathing patterns and then providing a statistical analysis. The Company believes that this product can assist physicians in the early detection of neurological disorders related to diabetes, before other more dangerous symptoms (heart attacks, blindness, impotence, etc.) are present and to help manage the treatment of their diagnosed diabetic patients. The Company received a U.S. patent for the nDx technology on March 29, 1994 (Patent No. 5299119).

      The Company also manufactures and markets other non-invasive medical devices.


                          Annual Report 1996 - Page 4

Selected Financial Data

      The selected financial data presented below as of November 30, 1996 and 1995 and for each of the three years in the three year period ended November 30, 1996 were derived from the Consolidated Financial Statements and Notes thereto of the Company which are included in this report and have been audited by Amper Politziner & Mattia, independent auditors. The selected financial data presented below as of November 30, 1994, 1993 and 1992 and the years ended November 30, 1993 and 1992 were from the audited Consolidated Financial statements of the Company which are not included in this report. The data presented below should be read in conjunction with the Company's audited Consolidated Financial Statements and Notes thereto which are included in this report.

                        For the Years Ended November 30:

                                             1996           1995           1994          1993            1992
Results of Operations                    -----------    -----------    -----------    -----------    ------------
Net Sales                                $ 3,316,659    $ 5,648,754    $ 8,369,461    $ 9,474,661    $ 10,007,636
Cost of sales                              1,320,481      1,579,196      2,027,090      2,436,053       2,370,945
                                         -----------    -----------    -----------    -----------    ------------
Gross profit                               1,996,178      4,069,558      6,342,371      6,987,635       7,636,691
Selling, general and
administrative expenses                    4,227,234      5,164,478      5,806,320      6,646,607       6,826,472
Provisions for uncollectible
accounts                                      16,061         25,347        106,826         38,271          52,766
Research and development
expenses                                     348,840        382,244        337,277        563,784         559,716
                                         -----------    -----------    -----------    -----------    ------------
(Loss) earnings from operations           (2,595,947)    (1,502,511)        91,948       (261,027)        197,737
Other income                                 160,096           --             --           50,973          29,535
Interest expense                             (33,876)       (68,142)       (84,429)       (93,028)       (132,971)
Restructuring costs                         (341,683)          --             --             --              --
                                         -----------    -----------    -----------    -----------    ------------
(Loss) earnings before income
taxes                                     (2,811,410)    (1,570,653)         7,519       (303,082)         94,301
Income taxes                                    --             --             --             --            33,000
                                         -----------    -----------    -----------    -----------    ------------
(Loss) earnings before minority
interest                                  (2,811,410)    (1,570,653)         7,519       (303,082)         61,301
Minority interest in loss
of subsidiary                                   --           16,000         17,000         17,000            --
                                         -----------    -----------    -----------    -----------    ------------
(Loss earning before
extraordinary item                        (2,811,410)    (1,554,653)        24,519       (286,082)         61,301
Extraordinary item-benefit from
utilization of net operating loss
carryforwards                                   --             --             --             --            33,000
                                         -----------    -----------    -----------    -----------    ------------
Net (loss) Income                        $(2,811,410)   $(1,554,653)   $    24,519    $  (286,082)   $     94,301
                                         ===========    ===========    ===========    ===========    ============

Per Share Data
(Loss) Income per common and
dilutive common equivalent shares        $      (.30)   $      (.19)   $       .00    $      (.04)   $        .01
                                         ===========    ===========    ===========    ===========    ============
Balance Sheet Data (at end of periods)

Working Capital                          $ 3,481,104    $ 3,369,177    $ 1,826,908    $ 2,079,786    $  2,556,582

Total Assets                               5,171,064      6,014,620      4,399,104      4,729,195       5,866,766

Total Debt                                 1,072,586      1,777,393      2,002,865      2,360,101       3,262,030

Stockholders' equity                       4,098,478      4,237,227      2,380,239      2,336,094       2,554,736


                          Annual Report 1996 - Page 5

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

                                                            % For                        Period-to-Period
                                                         Year Ended                         % Changes
                                                        November 30,                        ---------
                                                        ------------                  1996       1995      1994
                                                                                        vs.        vs.       vs.
                                                    1996      1995      1994          1995       1994      1993
                                                    ----      ----      ----          ----       ----      ----
Net sales                                           100.0     100.0     100.0        (41.3)     (32.5)     (11.7)
                                                    -----     -----     -----
Cost of sales                                        39.8      28.0      24.2        (16.4)     (22.1)     (16.8)
                                                    -----     -----     -----
Gross profit                                         60.2      72.0      75.8        (50.9)     (35.8)      (9.9)
Selling, general and administrative expenses        127.5      91.4      69.4        (18.1)     (11.1)     (12.6)
Provisions for uncollectible accounts                  .5        .4       1.3        (36.7)     (76.3)     179.1
Research and development expenses                    10.5       6.8       4.0         (8.7)     (13.3)     (40.2)
                                                    -----     -----     -----
(Loss) earnings from operations                     (78.3)    (26.6)      1.1         72.8        *          *
Other Income                                          4.8       *         *            *          *          *
Interest expense                                     (1.0)     (1.2)     (1.0)       (50.3)     (19.3)      (9.2)
Restructuring costs                                 (10.3)      *         *            *          *          *
                                                    -----     -----     -----
(Loss) earnings before income taxes                 (84.8)    (27.8)       .1         79.0        *          *
Income taxes                                          --        --        --           *          *          *
                                                    -----     -----     -----
(Loss) earnings before minority interest            (84.8)    (27.8)       .1         79.0        *          *
Minority interest in loss of subsidiary               --         .3        .2          *         (5.9)       *
                                                    -----     -----     -----
Net (loss) income                                   (84.8)    (27.5)       .3         80.8        *          *
                                                    =====     =====     =====

*Not meaningful

Fiscal 1996 Compared with Fiscal 1995

      Net sales for fiscal 1996 decreased approximately 41.3% to $3,316,659 when compared to $5,648,754 for fiscal 1995. This decrease was due to the continued reduction in capital equipment sales through the Company's direct sales force. This reduction is primarily attributable to the primary care market shifting from fee-for-service to prepaid managed contracts. Throughout fiscal 1996 the Company's management had shifted its resources and focused its efforts on the development and marketing of the ohms|cad system through its wholly owned subsidiary, IHMC.

      During April, the Company entered into a strategic alliance agreement with SmithKline Beecham to jointly market the ohms|cad system to physician groups and health maintenance organizations. SmithKline purchased $2,000,000 worth of the Company's common stock to fund the increased marketing efforts on the implementation of the ohms|cad system. The Company believes these efforts will begin to come to fruition during fiscal 1997. Although the Company may complete contract negotiations with several large health care providers during fiscal 1997, any significant revenue may not be recognized until 15-18 months from the date of implementation. Accordingly, significant revenue from the sale of ohms|cad services will lag behind marketing and administrative expenses.


                          Annual Report 1996 - Page 6

      The Company has aggressively marketed the ohms|cad system to over 20 leading health care providers throughout the United States and will continue these efforts during fiscal 1997. Included in the Company's net loss of $(2,811,410) was approximately $(1,566,000) from Interactive Heart Management Corp.

      The Company's gross profit margin decreased from 72% to approximately 60.2% during fiscal 1996. The decrease was directly related to the decrease in net sales. Management expects gross profit margins to remain relatively consistent with the current year as it continues to emphasize the sale of ohms|cad and related services.

      Selling, general and administrative expenses decreased by approximately $930,000, primarily due to a reduction in sales-related expenses. While management has reduced general and administrative expenses where necessary, expenses related to the marketing and implementation of the ohms|cad disease management system have risen.

      The provision for doubtful accounts remained less than 1% of sales. The Company continues to maintain strict credit policies with respect to capital equipment sales to primary care physicians. Revenue received through the Company's subsidiary, IHMC, has been on a contractual basis.

      Research and development expenses remained consistent with prior years. Management expects research and development expenses to grow as a percentage of net sales during fiscal 1997 due to increased development of ohms|cad.

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

Fiscal 1995 Compared with Fiscal 1994

      Net sales for fiscal 1995 decreased approximately 32.5% to $5,648,754 when compared to $8,369,461 for fiscal 1994. The decrease was primarily due to a slowdown in unit sales to primary care physicians through the Company's domestic sales force. This slowdown, in management's opinion, was due to the increased number of physicians joining large group practices and entering into managed care contracts where revenues or procedures may be controlled. During fiscal 1995 much of its efforts were focused on developing and marketing the ohms|cad technology, a disease management system for coronary artery disease, to the managed care market.

      During March 1995, the Company formed IHMC to develop, market and implement ohms|cad (on-line health management system for coronary artery disease). Included in the net loss of $(1,554,653) for fiscal year ended November 30, 1995, was approximately $(593,000) from IHMC.

      The Company's gross profit margin decreased from 75.8% to approximately 72% during fiscal 1995. The decrease was directly related to the decrease in net sales.

      Selling, general and administrative expenses decreased by approximately $640,000 due to a reduction in sales-related expenses. While management cut administrative expenses as necessary, others rose in connection with start-up costs for ohms|cad, such as travel and legal expenses.

      The provision for doubtful accounts decreased to less than 1% of sales. While this decrease is directly related to the decrease in sales, the Company also maintains strict credit policies.


                           Annual Report 1996 - Page 7

      Research and development expenses remained consistent with prior years.

Fiscal 1994 Compared with Fiscal 1993

      Net sales for fiscal 1994 decreased by approximately 11.7% to $8,369,461 when compared to $9,474,661 for fiscal 1993. The decrease was primarily due to the continued uncertainty over health care reform throughout the United States. The Company anticipated a decrease in sales and managed to reduce certain costs to come closer to expected revenues. The Company's sales force continued to focus its efforts at the primary care level and to group practices, which were growing as a result of the evolution of managed care. The Company was developing a new "disease management" product which enables physicians to manage coronary artery disease non-invasively via a telecommunication network. This new system fills the need for cost saving measures by enabling primary care physicians to treat the patients out of the hospital through medical management rather than expensive, invasive procedures involving specialists. The Company increased efforts toward the development, marketing and implementation of this new technology to managed care organizations during fiscal 1995.

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

      The provision for uncollectible accounts increased by approximately $68,500 in fiscal 1994 when compared to fiscal 1993. The increase was the result of management's decision to reserve for certain accounts after exhaustive collection measures had taken place. Although the provision increased from the prior year, it remained only a small percentage (1.3%) of net sales.

      Research and development expenses decreased by approximately $226,507 or 40% when compared to the prior year. Most of this reduction was due to the decrease in operating costs of the facility and small reductions in engineering personnel. The Company also capitalized approximately $76,000 in product software development costs during fiscal 1994.

Liquidity and Capital Resources

      To date, the Company's principal sources of working capital have been provided from operations, proceeds from public and private placements of securities, and the sale of certain assets. Since the Company's inception, these transactions have generated approximately $18,000,000 less applicable expenses.

      The Company has an installment note payable to a bank in the amount of $625,000 dated March 1, 1995. The Company has been making monthly installments of $25,000 plus interest at 1% over prime rate. The balance as of November 30, 1996 was $100,000. The prime rate at November 30, 1996 was 8.25%. The note will be fully paid on March 31, 1997.

      The Company had working capital of $3,481,104 at November 30, 1996 compared to $3,369,177 at November 30, 1995 and ratios of current assets to current liabilities of 4.6:1 and 3.2:1 as of November 30, 1996 and 1995. Working capital remained consistent primarily due to the proceeds from the sale of shares of the Company's common stock of approximately $2,700,000 which funded the Company's net loss of approximately $(2,800,000) during fiscal 1996.

      The Company anticipates that funds generated from operations, together with cash and investments, should be sufficient to meet its working capital and capital requirements for the current year. However, in the event sales do not meet management's expectations, the Company may be required to seek additional financing to support IHMC's sales effort.


                           Annual Report 1996 - Page 8

      The Company maintains a general policy of net 30-day payment terms on equipment sales to distributors, cash or third-party leasing arrangements with direct sales to physicians and letters of credit or open account for international sales. In some instances, the Company has extended payment terms beyond net 30 to selected distributors. The Company's receivables balances over 90 days past due was 19.1% of the receivables balance at November 30, 1996 compared to 20.9% in 1995. The amount represents slow payment on account of several distributors and hospital institutions, however, the Company is aggressively seeking payment arrangements to be made in the near future.

      The Company, with its IHMC subsidiary, enters into contract arrangements with physician groups and managed care organizations where either a prepayment toward a cost savings is made per month or billing is done on a per test basis. The Company generally holds a security deposit for systems placed in physicians offices.

      The Company offers certain distributors the opportunity upon the introduction of new or upgraded products to exchange their inventory units. In such cases, the customer is billed for the net price differential at the time of the product exchange.

Inflation

      The Company believes that there has not been a significant impact from inflation on the Company's operations during the past three fiscal years.

Additional Factors That May Affect Future Results

      Future Operating Results. Future operating results may be impacted by a number of factors that could cause actual results to differ materially from those stated herein, which reflect management's current expectations. These factors include worldwide economic and political conditions, industry specific factors, the Company's ability to maintain access to external financing sources and its financial liquidity, the acceptance of the ohms|cad system by managed care organizations, and the Company's ability to manage expense levels.

     Need for Additional Capital. As of November 30, 1996, the Company had approximately $2,825,000 cash and short term investments. The Company has experienced negative cash flows since fiscal 1995 and expects the negative cash flow to continue until significant service revenue is generated under agreements to provide ohms|cad services. The Company expects that the monthly negative cash flow will increase as a result of increased activities related to the marketing of ohms|cad. As a result of the increased expenditure of funds, the Company believes that it will be necessary for the Company to raise additional capital to sustain its marketing efforts. The Company must raise additional equity funds in order to continue its operations until it is able to generate sufficient additional revenue from the sale of its products and services. There can be no assurance that the Company will be successful in raising such funds on terms acceptable to it or at all. The Company is discussing the possibility of raising additional funds with several potential investors, but as of November 30, 1996, the Company had not entered into any firm commitments for additional funds. The Company's future success is highly dependent upon its continued access to sources of financing which it believes are necessary for the continued support of IHMC's sales effort. In the event the Company is unable to maintain access to its existing financing sources, or obtain other sources of financing there would be a material adverse effect on the Company's business, financial position and results of operations.

      Regulation. The Company's products are subject to extensive government regulation in the United States by federal, state and local agencies including the Food and Drug Administration. The process of obtaining and maintaining FDA and other required regulatory approvals for the Company's products is lengthy, expensive and uncertain. There can be no assurance that changes in existing regulations or the adoption of new regulations will not occur which will adversely affect the Company.


                           Annual Report 1996 - Page 9

      Stock Price Fluctuations. The Company's participation in a highly competitive industry often results in significant volatility in the Company's common stock price. This volatility in the stock price is a significant risk investors should consider.

     Forward Looking Statements. This Annual Report contains certain forward-looking statements that are based on current expectations. In light of the important factors that can materially affect results, including those set forth above and elsewhere in this Annual Report, the inclusion of forward-looking information herein should not be regarded as a representation by the Company or any other person that the objectives or plans of the Company will be achieved. The Company may encounter competitive, technological, financial and business challenges making it more difficult than expected to continue to market its products and services; competitive conditions within the industry may change adversely; the Company may be unable to retain existing key management personnel; the Company's forecasts may not accurately anticipate market demand; and there may be other material adverse changes in the Company's operations or business. Certain important factors affecting the forward looking statements made herein include, but are not limited to (i) accurately forecasting capital expenditures, and (ii) obtaining new sources of external financing. Assumptions relating to budgeting, marketing, product development and other management decisions are subjective in many respects and thus susceptible to interpretations and periodic revisions based on actual experience and business developments, the impact of which may cause the Company to alter its capital expenditure or other budgets, which may in turn affect the Company's financial position and results of operations.


                          Annual Report 1996 - Page 10

                           CONSOLIDATED BALANCE SHEETS
                                  November 30,

                                     ASSETS

                                                                     1996            1995
                                                                ------------    ------------
Current assets
     Cash and cash equivalents                                  $    680,686    $    866,750
     Investments                                                   2,144,545       1,711,576
Accounts receivable, net of allowance for doubtful accounts
      and sales returns of $67,000 and $142,000, respectively        403,930         848,685
     Inventory                                                     1,123,664       1,408,805
Prepaid expenses and other current assets                             84,074          99,745
                                                                ------------    ------------
                                                                   4,436,899       4,935,561
Property and equipment, net of accumulated depreciation              454,674         332,136
Product software development costs                                    87,140         113,282
Cost of technology                                                      --           441,679
Other assets                                                         192,351         191,962
                                                                ------------    ------------

                                                                $  5,171,064    $  6,014,620
                                                                ============    ============
                      LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
     Accounts payable and accrued liabilities                   $    855,795    $  1,266,384
     Current maturities of long-term debt                            100,000         300,000
                                                                ------------    ------------
                                                                     955,795       1,566,384
Leases payable, long-term                                             72,053          50,706
Long-term debt - net of current maturities                              --           100,000

Deferred warranty revenue                                             44,737          60,303
                                                                ------------    ------------
                                                                   1,072,585       1,777,393
Stockholders' equity
     Common stock $.001 par value; 20,000,000 shares
      authorized; 9,483,615 and 8,970,810 shares issued
      and 9,461,615 and 8,948,810 outstanding                          9,477           8,950
     Paid-in capital                                              17,836,480      15,138,714
     Accumulated deficit                                         (13,656,095)    (10,844,685)
                                                                ------------    ------------
                                                                   4,189,862       4,302,979
     Unrealized gain on securities available for sale                (15,758)          9,873
     Less: treasury stock at cost, 22,000 common shares              (75,625)        (75,625)
                                                                ------------    ------------
        Total stockholders' equity                                 4,098,479       4,237,227
                                                                ------------    ------------

                                                                $  5,171,064    $  6,014,620
                                                                ============    ============

           See accompanying notes to consolidated financial statements


                          Annual Report 1996 - Page 11

                      CONSOLIDATED STATEMENTS OF OPERATIONS
                        For the Years Ended November 30,

                                                        1996           1995          1994
                                                    -----------    -----------    -----------
Sales                                               $ 3,529,216    $ 6,036,048    $ 8,943,212
Less sales returns and allowances                       212,557        387,294        573,751
                                                    -----------    -----------    -----------
                                                      3,316,659      5,648,754      8,369,461

Cost of sales                                         1,320,481      1,579,196      2,027,090
                                                    -----------    -----------    -----------

Gross profit                                          1,996,178      4,069,558      6,342,371

Selling, general and administrative expenses          4,227,234      5,164,478      5,806,320
Provision for uncollectible accounts                     16,051         25,347        106,826
Research and development expenses                       348,840        382,244        337,277
                                                    -----------    -----------    -----------
(Loss) earnings from operations                      (2,595,947)    (1,502,511)        91,948

Other income - (interest)                               160,096           --             --
Restructuring costs                                    (341,683)          --             --
Interest expense                                        (33,876)       (68,142)       (84,429)
                                                    -----------    -----------    -----------

(Loss) earnings before provision for income taxes    (2,811,410)    (1,570,653)         7,519

Provision for income taxes                                 --             --             --
                                                    -----------    -----------    -----------
(Loss) earnings before minority interest             (2,811,410)    (1,570,653)         7,519

Minority interest in loss of subsidiary                    --           16,000         17,000
                                                    -----------    -----------    -----------
Net (loss) income                                   $(2,811,410)   $(1,554,653)   $    24,519
                                                    ===========    ===========    ===========

Net (loss) income per common share                  $      (.30)   $      (.19)           $--
                                                    ===========    ===========    ===========
Weighted average number of shares outstanding         9,287,420      8,113,978      7,771,488
                                                    ===========    ===========    ===========

          See accompanying notes to consolidated financial statements.


                          Annual Report 1996 - Page 12

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                   For the Three Years Ended November 30, 1996

                                                                                                  Unrealized
                                                                                                   Gain on
                                                                                Common Stock      Securities
                                     Common      Paid-in      Accumulated     Held in Treasury    Available
                                      Stock      Capital         Deficit      Shares    Amount     for Sale       Total
                                     ------   ------------    ------------    ------   --------    --------    -----------
Balances - November 30, 1993         $7,757   $ 11,718,513    $ (9,314,551)   22,000   $(75,625)   $   --      $ 2,336,094

   Exercise of stock options             26         19,600            --        --         --          --           19,626

   Net income                          --             --            24,519      --         --          --           24,519
                                     ------   ------------    ------------    ------   --------    --------    -----------

Balances - November 30, 1994          7,783     11,738,113      (9,290,032)   22,000    (75,625)       --        2,380,239

   Exercise of stock options             88         93,597            --        --         --          --           93,685

   Issuance of common stock
    through private placement         1,079      3,307,004            --        --         --          --        3,308,083
    for cash

   Net loss                            --             --        (1,554,653)     --         --          --       (1,554,653)

   Unrealized gain on securities
    available for sale                 --             --              --        --         --         9,873          9,873
                                     ------   ------------    ------------    ------   --------    --------    -----------

Balances - November 30, 1995          8,950     15,138,714     (10,844,685)   22,000    (75,625)      9,873      4,237,227

Exercise of stock options
   and warrants                         349        704,740            --        --         --          --          705,089

   Issuance fees associated
    with private placements            --           (6,787)           --        --         --          --           (6,787)

   Issuance of common stock
    through strategic alliance          178      1,999,813            --        --         --          --        1,999,991
    agreement

   Net loss                            --             --        (2,811,410)     --         --          --       (2,811,410)

   Unrealized (loss) on securities
    available for sale                 --             --              --        --         --       (25,631)       (25,631)
                                     ------   ------------    ------------    ------   --------    --------    -----------
 Balances - November 30, 1996        $9,477   $ 17,836,480    $(13,656,095)   22,000   $(75,625)   $(15,758)   $ 4,098,479
                                     ======   ============    ============    ======   ========    ========    ===========

          See accompanying notes to consolidated financial statements.


                          Annual Report 1996 - Page 13

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                        For the Years Ended November 30,

                                                           1996           1995          1994
                                                       -----------    -----------    ---------
Cash flows from operating activities
   Net (loss) income                                   $(2,811,410)   $(1,554,653)   $  24,519
                                                       -----------    -----------    ---------
   Adjustments to reconcile net (loss) income to
   net cash (used) provided by operating activities
      Depreciation and amortization                        297,432        264,272      233,906
      Bad debt expense                                      16,051         25,342      106,827
      Restructuring costs                                  341,683           --           --
      (Increase) decrease in
   Accounts receivable                                     428,704        159,160       79,062
   Inventory                                               285,141        114,692      240,411
   Prepaid expenses and other current assets               (15,671)        34,222      (30,014)
      Increase (decrease) in
   Accounts payable and accrued liabilities               (410,589)        76,180      (63,414)
      Other, net                                            16,871        (92,415)     (42,639)
                                                       -----------    -----------    ---------
         Total adjustments                                 959,622        581,453      524,139
                                                       -----------    -----------    ---------
                                                        (1,851,788)      (973,200)     548,658
                                                       -----------    -----------    ---------

Cash flows from investing activities
   Purchase of securities                               (3,662,600)    (1,701,703)        --
   Sales of securities                                   3,204,000           --           --
   Capital expenditures                                   (273,969)      (186,577)    (188,289)
                                                       -----------    -----------    ---------
                                                          (732,569)    (1,888,280)    (188,289)
                                                       -----------    -----------    ---------

Cash flows from financing activities
   Principal payment on notes payable to bank             (300,000)      (300,000)    (300,000)
Proceeds from issuance of common stock                   2,698,293      3,401,768       19,626
                                                       -----------    -----------    ---------
                                                         2,398,293      3,101,768     (280,374)
                                                       -----------    -----------    ---------

Net (decrease) increase in cash and cash equivalents      (186,064)       240,288       79,995

Cash and cash equivalents - beginning                      866,750        626,462      546,467
                                                       -----------    -----------    ---------
Cash and cash equivalents - ending                     $   680,686    $   866,750    $ 626,462
                                                       ===========    ===========    =========
Supplemental disclosure of cash paid
   Interest                                            $    36,708    $    69,892    $  72,908
   Income taxes                                              7,853          7,328

           See accompanying notes to consolidated financial statements


                          Annual Report 1996 - Page 14

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1
Significant Accounting Policies

Nature of Business

      qmed, Inc. and Subsidiaries (the "Company") operates in two industry segments, medical equipment sales and disease management services. Sales are made nationwide through direct sales to physicians and managed care organizations.

      A majority of the Company's revenue is derived from medical equipment provided to physicians through third-party leasing companies.

      Credit is granted at the discretion of management. The Company generally does not require collateral.

Principles of Consolidation

      The consolidated financial statements include the accounts of qmed, Inc., its majority (83%) owned subsidiary, Heart Map, Inc., and its wholly (100%) owned subsidiary, Interactive Heart Management Corp. All intercompany accounts and transactions have been eliminated in consolidation.

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

Investments

      The Company utilizes statement of Financial Accounting Standards No. 115 (SFAS 115), "Accounting for Certain Investments in Debt and Equity Securities." This statement requires classification of certain investments into one of the following three categories based on management's intention with regard to such securities: held-to-maturity, available-for-sale and trading. Securities classified as held-to-maturity are recorded at cost adjusted for the amortization of premiums or accretion of discounts, while those classified as available-for-sale are recorded at fair value with unrealized gains or losses reported on a net basis as a separate component of stockholders' equity. Securities classified as trading are recorded at fair value with unrealized gains or losses reported on net basis in income.

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


                          Annual Report 1996 - Page 15

Cost of Technology

      Cost of acquired technology is stated at the lower of amortized cost or estimated net realizable value. The balance of $341,683 at November 30, 1996 was written off since the estimated realizable value was deemed to be zero. Acquired technology was being amortized on a straight-line basis over the estimated useful life of 7 years. Amortization was approximately $100,000 in 1996, 1995 and 1994.

Stock Options and Warrants

      The Company records transactions involving its stock options and warrants under APB Opinion 25.

Net (Loss) Income Per Common Share

      Net (loss) income per common share is computed on the basis of the weighted average number of common and common equivalent shares outstanding during each year. It is assumed that all dilutive stock options are exercised at the beginning of each year and that the proceeds are used to purchase shares of the Company's common stock at the average market price during the year. Fully diluted (loss) income per share amounts are not presented because they are not materially dilutive. Net (loss) income per common share calculations do not give effect to any common equivalent share where their inclusion would have the effect of increasing earnings per share or decreasing the loss per share.

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

     The Company enters into contractual arrangements with physician groups and managed care organizations. Revenue is recognized based on management's estimates of amounts earned. At November 30, 1996 and 1995, approximately $235,000 and $137,000 from the above such contracts is included in revenue. One contract contains stipulations that, if not met, would require the Company to refund a portion of prepayments received. It is management's opinion that the stipulations will be met.

      The Company sells extended service warranty contracts to customers usually with terms of one to three years commencing at the termination of the manufacturer's warranty. The Company recognizes revenue from the sale of two and three year contracts over the period of the contracts based on the historical pattern of costs incurred. Such related costs incurred over contract years one, two and three are 76%, 17% and 7%. Revenue on one year warranty contracts is recognized on a straight-line basis.

Research and Development Expenses

      Costs associated with the development of new products and changes to existing products are charged to operations as incurred.

Use of Estimates

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


                          Annual Report 1996 - Page 16

Note 2
Investments

                                                 Gross        Gross
                                   Amortized   Unrealized   Unrealized       Fair       Carrying
                                     Cost        Gains        Losses        Value        Amount
                                  ----------   --------    -----------    ----------   ----------
November 30, 1996
  Available-for-sale
    U.S. Treasury securities      $2,160,303   $   --      $   (15,758)   $2,144,545   $2,144,545
                                  ----------   --------    -----------    ----------   ----------
                                  $2,160,303   $   --      $   (15,758)   $2,144,545   $2,144,545
                                  ----------   --------    -----------    ----------   ----------
November 30, 1995
  Available-for-sale
    U.S. Treasury securities      $1,002,005   $  9,873    $      --      $1,011,878   $1,011,878
    Corporate equity securities      699,698       --             --         699,698      699,698
                                  ----------   --------    -----------    ----------   ----------
                                  $1,701,703   $  9,873    $      --      $1,711,576   $1,711,576
                                  ----------   --------    -----------    ----------   ----------

Sale of available-for-sale securities for the year ended November 30, was as follows:

                                            1996            1995          1994
                                            ----            ----          ----

Proceeds from sale                       $3,204,000       $   --         $  --
Gross realized gains                         42,473           --            --
Gross realized losses                          --             --            --

Note 3
Inventory
                                           1996             1995
                                           ----             ----
Raw materials
  (component parts and supplies)        $  251,494       $  300,906
Finished units                             872,170        1,107,899
                                        ----------       ----------
                                        $1,123,664       $1,408,805
                                        ==========       ==========

      The Company's inventory is pledged as collateral in connection with an outstanding note payable (see Note 7.)

Note 4
Property and Equipment
                                                       1996             1995
                                                       ----             ----

Machinery and equipment                           $ 1,102,695       $   985,543
Furniture and fixtures                                380,431           377,179
Office equipment                                      527,537           440,213
Leasehold improvements                                 44,771            43,301
Equipment held under capital lease                    191,222           126,452
                                                  -----------       -----------
                                                    2,246,656         1,972,688
Less accumulated depreciation and
  amortization                                     (1,791,982)       (1,640,552)
                                                  -----------       -----------
Property and equipment - net                      $   454,674       $   332,136
                                                  ===========       ===========

      The Company's property and equipment are pledged as collateral in connection with an outstanding note payable (see Note 7). At November 30, 1996 and 1995, the equipment under the capital lease had a net book value of approximately $92,000 and $52,000, respectively.

      Depreciation expense was $167,000, $131,000 and $123,000 for 1996, 1995 and 1994 respectively.

Note 5
Product Software Development Costs

      During the years ended November 30, 1996, 1995 and 1994, amortization of costs related to product software development costs were $26,142, $17,428 and $-0-, respectively.


                          Annual Report 1996 - Page 17

Note  6
Accounts Payable and Accrued Liabilities

                                                   1996              1995
                                                   ----              ----

     Accounts payable - trade                     $282,123        $ 434,250
     Deferred warranty revenue                     247,368          288,111
     Accrued payroll                                87,417          170,965
     Other accrued expenses                        221,042          270,137
     Accrued sales commissions                      17,845          102,921
                                                  --------       ----------
                                                  $855,795       $1,266,384
                                                  ========       ==========

Note 7
Long Term Debt

     Long-term debt consists of a term loan payable to a bank in twenty-five monthly installments of $25,000 plus interest at the bank's base rate plus 1% and is collateralized by substantially all assets of the Company.

                                                    1996             1995
                                                    ----             ----

                                               $   100,000       $  400,000
     Less current maturities                       100,000          300,000
                                               -----------       ----------
     Long-term debt, net of current
       maturities                              $        --       $  100,000
                                               ===========       ==========

      The bank's base interest rate at November 30, 1996 was 8.25%.

      During 1996 and 1995, the maximum month-end amounts outstanding under this note payable were $400,000 and $700,000, respectively. Average daily amounts outstanding during 1996 and 1995 were approximately $262,500 and $552,000, respectively, with weighted average interest rates of 9.3% and 9.81%, respectively.

      The term loan agreement contains certain debt covenant restrictions concerning net worth.

Note 8
Capital Lease Obligations

      The Company has entered into various capital leases for equipment expiring through November 2001 with aggregate monthly payments of $4,753.

      The following is a schedule by years of future minimum lease payments under capital leases together with the present value of the net minimum lease payments as of November 30, 1996: For the Years Ending November 30,

         1997                                          $  51,415
         1998                                             37,268
         1999                                             26,289
         2000                                             14,869
         2001                                              9,067
                                                       ---------

         Total minimum lease payments                    138,908
         Less amount representing interest               (29,166)
                                                       ---------
         Present value of net minimum lease
             payments                                    109,742
         Less current maturities                         (37,689)
                                                       ---------
         Long-term maturities                          $  72,053
                                                       =========


                          Annual Report 1996 - Page 18

Note 9
Stock Options and Warrants

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

      Under both the 1986 and 1990 plans, options are exercisable in cumulative 33% increments after the first and each subsequent anniversary of the date of the grant, except for officers' options which generally are exercisable immediately. The options expire ten years after the date of the grant for incentive stock options and nonqualifying stock options.

      The following summarizes the stock option transactions for the years ended November 30, 1996, 1995 and 1994:

                                                                     Number of
                         Shares                 Exercise               Shares
                      Under Option                Rate               Exercisable
                      ------------                ----               -----------
Outstanding
  November 30, 1993       910,992         $  .75    -  $  2.00         685,123
                                                                       =======
    Granted               376,400           1.375   -     1.40
    Exercised             (26,167)           .75    -        -
    Terminated           (112,667)           .75    -     2.00
                        ---------
Outstanding
  November 30, 1994     1,148,558            .75    -     2.00         808,095
                                                                       =======
    Granted               253,450           1.40    -     6.75
    Exercised             (85,133)           .75    -     1.75
    Terminated            (47,867)           .75    -     2.00
                        ---------
Outstanding
  November 30, 1995     1,269,008            .75    -     6.75       1,038,328
                                                                       =======
    Granted                  --              --     -      --
    Exercised            (280,805)           .75    -     6.75
    Terminated            (18,134)           .75    -     6.75
                        ---------
Outstanding
  November 30, 1996       970,069         $  .75    -  $  6.75         854,541
                        =========                                      =======

      In April 1992, the Company issued to a corporation, warrants to purchase 20,000 shares of the Company's common stock at an exercise price of $2.00 per share. The warrants were exercised in March 1996.

      In May 1996, the Company sold 177,777 shares of common stock and 63,942 warrants to a private investor resulting in net proceeds of $1,999,991. The warrants permit the investor to acquire additional shares of common stock for $15.75 per share for a period of three years.

      During fiscal 1995, the Company issued warrants to various parties, to purchase 435,890 shares of the Company's common stock at exercise prices ranging from $2.75 - $5.75 per share. The warrants are exercisable over a three year period. During fiscal 1996, 55,000 of these warrants were exercised at prices ranging from $2.75 - $5.75 per share.


                          Annual Report 1996 - Page 19

      During fiscal 1996, the Company issued warrants to two directors to purchase an aggregate of 60,000 shares of the Company's common stock at an exercise price of $8.75 per share. The warrants are exercisable over a three year period.

Note 10
Income Taxes

      Deferred tax attributes resulting from differences between financial accounting amounts and tax bases of assets and liabilities at November 30, 1996 and 1995 follow:

                                                           1996           1995
                                                           ----           ----
Current assets and liabilities
    Allowance for doubtful accounts                    $   16,000     $   34,000
    Inventory overhead capitalization                      45,900         60,000
    Deferred Warranties                                    70,100         83,500
                                                        ---------      ---------
                                                          132,000        177,500
Valuation allowance                                       132,000        177,500
                                                        ---------      ---------

Net current deferred tax asset (liability)             $     --       $     --
                                                        =========      =========

Noncurrent assets and liabilities
    Depreciation                                       $   12,100     $    6,700
    General business credit                               211,000        211,000
    Net operating loss carryforward                     3,710,100      2,139,000
                                                        ---------      ---------
                                                        3,933,200      2,356,700
    Valuation allowance                                 3,933,200      2,356,700
                                                        ---------      ---------
Net noncurrent deferred tax
    asset (liability)                                  $     --       $     --
                                                        =========      =========

      The valuation reserve has been established for those tax credits, loss carryforwards and deductible temporary differences which are not presently considered more likely than not to be realized.

      The statutory income tax rate differs from the effective tax rate used in the financial statements as a result of the current year net operating losses, the benefit of which is not being recognized in the current year for the years ending November 30, 1996 and 1995. There is no significant difference between the statutory income tax rates and the effective tax rate for the year ending November 30, 1994. The valuation allowance increased $1,531,000 and $389,000 in 1996 and 1995, respectively.

      The reconciliation of the effective income tax rate to the Federal statutory rate is as follows:

                                                    1996       1995       1994
--------------------------------------------------------------------------------
Federal income tax rate                            (34.0)%     34.0%     (34.0)%
Deferred tax charge (credit)                         --         --         --
Effect of net operating loss carryforward
   and valuation allowance                          34.0%     (34.0)%     34.0%
State income tax, net of Federal benefit             --         --         --
Other                                                --         --         --
--------------------------------------------------------------------------------
Effective income tax rate                            0.0%       0.0%       0.0%
--------------------------------------------------------------------------------


                          Annual Report 1996 - Page 20

      As of November 30, 1996, the Company has the following net operating loss carryforwards for tax purposes:

      Expiration Date:

       For the Year Ending
          November 30,

              2000        $      438,000
              2002               915,000
              2003             4,340,000
              2004             1,500,000
              2005               495,000
              2007                12,000
              2008               357,000
              2010             1,936,000
              2011             5,822,000
                          --------------
                          $   15,815,000
                          ==============

      As of November 30, 1996, the Company has the following general business tax credit carryforwards for tax purposes:

      Expiration Date:

       For the Year Ending
          November 30,

              1998            $   33,000
              1999                38,000
              2000                58,000
              2001                65,000
              2002                17,000
                               ---------
                               $ 211,000
                               =========
Note 11
Retirement Plan

      The Company has a 401(k) plan which allows its employees to set aside a part of their earnings, tax deferred, to be matched by the Company as determined each year by resolution of the Board of Directors. There was no employer contribution for the years ended November 30, 1996, 1995 and 1994.

Note 12
Business Segment Information

      The Company's operations have been classified into two business segments: medical equipment sales and disease management services.


                          Annual Report 1996 - Page 21

      Summarized financial information by business segment for 1996 and 1995 is as follows (there was no business segment in 1994):

                                    Medical         Disease
                                    Equipment      Management
                                      Sales         Services        Consolidated
                                      -----         --------        ------------
1996
----
Sales                              $3,040,295        $276,364       $3,316,659
Operating (loss)                   (1,033,421)     (1,562,526)      (2,595,947)
Total assets                        4,771,064         400,000        5,171,064
Depreciation and amortization         227,349          70,083          297,432
Capital expenditures                  167,266         106,786          274,052

1995
----
Sales                               5,512,254         136,500        5,648,754
Operating (loss)                     (911,325)       (591,186)      (1,502,511)
Total assets                        5,649,620         365,000        6,014,620
Depreciation and amortization         237,062          27,210          264,272
Capital expenditures                   49,309          82,988          132,297

Note 13
Commitments and Contingencies

Leases

      The Company leases its premises under noncancellable operating leases expiring through August 1998. The approximate future minimum lease payments are as follows:

      For the Years Ending
          November 30,
          ------------

              1996            $  133,400
              1997               133,400
              1998               100,100

      Rent expense for the years ended November 30, 1996, 1995 and 1994, was $207,000, $213,000 and $219,000, respectively.

Litigation

      The Company is subject to claims and legal proceedings covering a wide range of matters that arise in the ordinary course of business. It is management's opinion that the ultimate resolution of these matters will not have a material effect on the Company's consolidated financial position and results of operations.

Major Supplier

      A material amount of the Company's finished goods inventory is acquired from a supplier, the loss of which may have an adverse effect on the Company.

      For the years ended November 30, 1996, 1995 and 1994, one supplier accounted for 36%, 18% and 16% of purchases, respectively.

Note 14
Reclassification

      Certain items in the November 30, 1995 and 1994 financial statements have been reclassified to conform with November 30, 1996 presentation. This reclassification had no effect on the statement of operations.


                          Annual Report 1996 - Page 22

                          INDEPENDENT AUDITORS' REPORT

Board of Directors
qmed, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheets of qmed, Inc. and Subsidiaries as of November 30, 1996 and 1995, and the related consolidated statements of operations, stockholders' equity and cash flows for the years ended November 30, 1996, 1995 and 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to in the first paragraph present fairly the financial position of qmed, Inc. and Subsidiaries as of November 30, 1996 and 1995, and the results of their operations and their cash flows for each of the three years ended November 30, 1996 in conformity with generally accepted accounting principles.



                                        AMPER, POLITZINER & MATTIA


February 12, 1997
Edison, New Jersey


                          Annual Report 1996 - Page 23

MARKET INFORMATION

      The Company's Common Stock is traded in the NASDAQ Small-Cap Market, under symbol "QEKG". The following table sets forth the range of high and low bid quotations for shares of the Company's Common Stock. This information represents inter-dealer quotations, without retail mark-ups, mark-downs, or commissions, and does not necessarily represent actual quotations.

Fiscal Year Ended November 30, 1994                  High              Low

First Quarter                                    $   2 1/16        $   1 1/2
Second Quarter                                       1 5/8             1 1/8
Third Quarter                                        1 3/4             1
Fourth Quarter                                       1 3/4             1 1/4

Fiscal Year Ended November 30, 1995                  High              Low

First Quarter                                    $   2 1/16        $   1
Second Quarter                                       3 7/16            1 7/8
Third Quarter                                        3 3/4             2 5/8
Fourth Quarter                                       8 1/2             3

Fiscal Year Ended November 30, 1996                  High              Low

First Quarter                                    $   12 1/8        $   5 7/8
Second Quarter                                       13 1/2            8
Third Quarter                                        10 3/4            7 1/8
Fourth Quarter                                       11 1/4            7 1/4

      As of February 20, 1996, the Company's Common Stock was held of record by approximately 500 persons. On February 20, 1996, the closing price reported was $10.

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


                          Annual Report 1996 - Page 24

General Corporate Information

Board of Directors
     Howard L. Waltman
         Chairman of the Board
         Independent Business Consultant

     Michael W. Cox
         President and Treasurer

     Robert A. Burns

     Richard I. Levin, M.D.
         Vice President and Medical Director
         Associate Professor of Medicine -
         New York University School of Medicine

     Herbert H. Sommer
         Secretary
         Partner-Sommer & Schneider LLP

Officers
     Michael W. Cox
         President and Treasurer

     Richard I. Levin, M.D.
         Vice President,
         Medical Director

     Teri J. Kraf
         Vice President - Strategic Development

     Herbert H. Sommer
         Secretary

     Debra A. Fenton, C.P.A.
         Controller and Assistant Secretary

Corporate Headquarters
     100 Metro Park South
     3rd Floor
     Laurence Harbor, New Jersey 08878

Counsel
     Sommer & Schneider LLP
     600 Old Country Road, Suite 535
     Garden City, New York 11530

Auditors
     Amper Politzner & Mattia
     2015 Lincoln Hwy.
     P.O. Box 988
     Edison, New Jersey 08818-0988

Stock Listing
     NASDAQ  SmallCap
     Trading Symbol - QEKG

Register and Transfer Agent
     American Stock Transfer &
     Trust Company
     40 Wall Street, 46th Floor
     New York, New York 10005


                          Annual Report 1996 - Page 25