Form 10-K/A, Exhibit 13
period 1996-11-30
Q MED INC
filed 1997-11-13
CIK 729213

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

                        For the Years Ended November 30:

                                             1996           1995           1994          1993            1992
Results of Operations                    -----------    -----------    -----------    -----------    ------------
Net Sales                                $ 3,316,659    $ 5,648,754    $ 8,369,461    $ 9,474,661    $ 10,007,636
Cost of sales                              1,320,481      1,579,196      2,027,090      2,436,053       2,370,945
                                         -----------    -----------    -----------    -----------    ------------
Gross profit                               1,996,178      4,069,558      6,342,371      6,987,635       7,636,691
Selling, general and
administrative expenses                    4,227,234      5,164,478      5,806,320      6,646,607       6,826,472
Provisions for uncollectible
accounts                                      16,051         25,347        106,826         38,271          52,766
Research and development
expenses                                     348,840        382,244        337,277        563,784         559,716
Impairment Charge                           (341,683)          --             --             --              --
                                         -----------    -----------    -----------    -----------    ------------
(Loss) earnings from operations           (2,937,640)    (1,502,511)        91,948       (261,027)        197,737
Other income                                 160,096           --             --           50,973          29,535
Interest expense                             (33,876)       (68,142)       (84,429)       (93,028)       (132,971)
                                         -----------    -----------    -----------    -----------    ------------
(Loss) earnings before income
taxes                                     (2,811,410)    (1,570,653)         7,519       (303,082)         94,301
Income taxes                                    --             --             --             --            33,000
                                         -----------    -----------    -----------    -----------    ------------
(Loss) earnings before minority
interest                                  (2,811,410)    (1,570,653)         7,519       (303,082)         61,301
Minority interest in loss
of subsidiary                                   --           16,000         17,000         17,000            --
                                         -----------    -----------    -----------    -----------    ------------
(Loss earning before
extraordinary item                        (2,811,410)    (1,554,653)        24,519       (286,082)         61,301
Extraordinary item-benefit from
utilization of net operating loss
carryforwards                                   --             --             --             --            33,000
                                         -----------    -----------    -----------    -----------    ------------
Net (loss) Income                        $(2,811,410)   $(1,554,653)   $    24,519    $  (286,082)   $     94,301
                                         ===========    ===========    ===========    ===========    ============

Per Share Data
(Loss) Income per common and
dilutive common equivalent shares        $      (.30)   $      (.19)   $       .00    $      (.04)   $        .01
                                         ===========    ===========    ===========    ===========    ============
Balance Sheet Data (at end of periods)

Working Capital                          $ 3,481,104    $ 3,369,177    $ 1,826,908    $ 2,079,786    $  2,556,582

Total Assets                               5,171,064      6,014,620      4,399,104      4,729,195       5,866,766

Long-Term Debt                                 --           100,000        400,000        700,000       1,000,000

Stockholders' equity                       4,098,478      4,237,227      2,380,239      2,336,094       2,554,736


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

                                                            % For                        Period-to-Period
                                                         Year Ended                         % Changes
                                                        November 30,                        ---------
                                                        ------------                  1996       1995      1994
                                                                                        vs.        vs.       vs.
                                                    1996      1995      1994          1995       1994      1993
                                                    ----      ----      ----          ----       ----      ----
Net sales                                           100.0     100.0     100.0        (41.3)     (32.5)     (11.7)
                                                    -----     -----     -----
Cost of sales                                        39.8      28.0      24.2        (16.4)     (22.1)     (16.8)
                                                    -----     -----     -----
Gross profit                                         60.2      72.0      75.8        (50.9)     (35.8)      (9.9)
Selling, general and administrative expenses        127.5      91.4      69.4        (18.1)     (11.1)     (12.6)
Provisions for uncollectible accounts                  .5        .4       1.3        (36.7)     (76.3)     179.1
Research and development expenses                    10.5       6.8       4.0         (8.7)     (13.3)     (40.2)
Impairment charge                                    10.3        --        --          *          *          *
                                                    -----     -----     -----
(Loss) earnings from operations                     (88.6)    (26.6)      1.1         72.8        *          *
Other Income                                          4.8       *         *            *          *          *
Interest expense                                     (1.0)     (1.2)     (1.0)       (50.3)     (19.3)      (9.2)
                                                    -----     -----     -----
(Loss) earnings before income taxes                 (84.8)    (27.8)       .1         79.0        *          *
Income taxes                                          --        --        --           *          *          *
                                                    -----     -----     -----
(Loss) earnings before minority interest            (84.8)    (27.8)       .1         79.0        *          *
Minority interest in loss of subsidiary               --         .3        .2          *         (5.9)       *
                                                    -----     -----     -----
Net (loss) income                                   (84.8)    (27.5)       .3         80.8        *          *
                                                    =====     =====     =====

*Not meaningful

Fiscal 1996 Compared with Fiscal 1995

     Net sales for fiscal 1996 decreased approximately 41.3% to $3,316,659 when compared to $5,648,754 for fiscal 1995. This decrease was due to the continued reduction in capital equipment sales through the Company's direct sales force. This reduction is primarily attributable to the primary care market shifting from fee-for-service to prepaid managed contracts. As a result, physicians may be required to follow certain guidelines in treating certain diseases such as coronary artery disease, which may not include tests utilizing equipment sold by the Company. Because of this treatment there has been less demand for capital equipment such as those produced by the Company, over the past several years, and it appears that the trend will continue, as society becomes cost conscious in health care. The shift into managed care effects the Company's sales of capital equipment since managed care facilities are less likely to buy the product or will need less equipment that will be shared by the physicians involved. The size of the market for the Company's equipment diminishes as more managed care facilities are formed or when physicians join an existing facility. In response to these trends, the Company has developed and is selling the ohms|cad system to managed care organizations. Throughout fiscal 1996 the Company's management had shifted its resources and focused its efforts on the development and marketing of the ohms|cad system through its wholly owned subsidiary, IHMC.

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

     Revenues received through IHMC are on a contractual basis whereby the Company receives a payment from the managed care organization calculated as a percentage of the reduction of the organization's costs of providing care for CAD patients from a base year compared to the year in which the ohms|cad system is utilized. A base period is selected and total CAD costs are computed, ohms|cad is placed in service and used for the consecutive one year period. Total CAD costs are then calculated and compared to the base year costs. The managed care organization then pays the Company the agreed portion of the calculated reduction in such costs. From the inception of the contract, the Company receives a monthly prepayment reflecting a small percentage of the statistically determined share of the expected reduction in costs of providing care for CAD patients which recorded as revenue. Once the actual reduction of cost is calculated, the prepayments are subtracted and any additional revenue is billed and recorded at that time.



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

     The provision for doubtful accounts remained less than 1% of sales. The Company continues to maintain strict credit policies with respect to capital equipment sales to primary care physicians. The Company was amortizing technology acquired in fiscal 1992 for $750,000 over a seven year term. In fiscal 1996, the Company focused primarily on the development and marketing of the ohms|cad system and determined that such technology no longer had a realizable value. Accordingly the remaining value of the asset was deemed impaired in fiscal 1996 and totally written off.

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

Liquidity and Capital Resources

     To date, the Company's principal sources of working capital have been provided by proceeds from public and private placements of securities, and the sale of certain assets and operations. Since the Company's inception, sales of securities and assets have generated approximately $18,000,000 less applicable expenses.

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

     The Company, with its IHMC subsidiary, enters into contract arrangements with physician groups and managed care organizations where either a prepayment toward a cost savings is made per month or billing is done on a per test basis. The Company generally holds a security deposit for systems placed in physicians offices. As of November 30, 1996 the Company had only entered into one agreement whereby it received prepayments toward estimated cost savings. The implementation of the ohms|cad system under that contract resulted in the managed care organization reducing its cost of CAD care by $735,000 in the first year. The Company's share of such reduction under the contract was $367,000, of which approximately $273,000 was received as prepayment revenue on a monthly basis throughout the contract period. The remaining $94,000 was computed and billed in May 1997, which was when the data was available for final review. See "Fiscal 1996 Compared with Fiscal 1995", above.

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
                                                                ============    ============

           See accompanying notes to consolidated financial statements


                          Annual Report 1996 - Page 11

                      CONSOLIDATED STATEMENTS OF OPERATIONS
                        For the Years Ended November 30,

                                                        1996           1995          1994
                                                    -----------    -----------    -----------
Sales                                               $ 3,529,216    $ 6,036,048    $ 8,943,212
Less sales returns and allowances                       212,557        387,294        573,751
                                                    -----------    -----------    -----------
                                                      3,316,659      5,648,754      8,369,461

Cost of sales                                         1,320,481      1,579,196      2,027,090
                                                    -----------    -----------    -----------

Gross profit                                          1,996,178      4,069,558      6,342,371

Selling, general and administrative expenses          4,227,234      5,164,478      5,806,320
Provision for uncollectible accounts                     16,051         25,347        106,826
Research and development expenses                       348,840        382,244        337,277
Impairment charge                                       341,683           --             --
                                                    -----------    -----------    -----------
(Loss) earnings from operations                      (2,937,630)    (1,502,511)        91,948

Other income - (interest)                               160,096           --             --
Interest expense                                        (33,876)       (68,142)       (84,429)
                                                    -----------    -----------    -----------

(Loss) earnings before provision for income taxes    (2,811,410)    (1,570,653)         7,519

Provision for income taxes                                 --             --             --
                                                    -----------    -----------    -----------
(Loss) earnings before minority interest             (2,811,410)    (1,570,653)         7,519

Minority interest in loss of subsidiary                    --           16,000         17,000
                                                    -----------    -----------    -----------
Net (loss) income                                   $(2,811,410)   $(1,554,653)   $    24,519
                                                    ===========    ===========    ===========

Net (loss) income per common share                  $      (.30)   $      (.19)           $--
                                                    ===========    ===========    ===========
Weighted average number of shares outstanding         9,287,420      8,113,978      7,771,488
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


                          Annual Report 1996 - Page 13

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                        For the Years Ended November 30,

                                                           1996           1995          1994
                                                       -----------    -----------    ---------
Cash flows from operating activities
   Net (loss) income                                   $(2,811,410)   $(1,554,653)   $  24,519
                                                       -----------    -----------    ---------
   Adjustments to reconcile net (loss) income to
   net cash (used) provided by operating activities
      Depreciation and amortization                        297,432        264,272      233,906
      Bad debt expense                                      16,051         25,342      106,827
      Impairment charge                                    341,683           --           --
      (Increase) decrease in
   Accounts receivable                                     428,704        159,160       79,062
   Inventory                                               285,141        114,692      240,411
   Prepaid expenses and other current assets               (15,671)        34,222      (30,014)
      Increase (decrease) in
   Accounts payable and accrued liabilities               (410,589)        76,180      (63,414)
      Other, net                                            16,871        (92,415)     (42,639)
                                                       -----------    -----------    ---------
         Total adjustments                                 959,622        581,453      524,139
                                                       -----------    -----------    ---------
                                                        (1,851,788)      (973,200)     548,658
                                                       -----------    -----------    ---------

Cash flows from investing activities
   Purchase of securities                               (3,662,600)    (1,701,703)        --
   Sales of securities                                   3,204,000           --           --
   Capital expenditures                                   (273,969)      (186,577)    (188,289)
                                                       -----------    -----------    ---------
                                                          (732,569)    (1,888,280)    (188,289)
                                                       -----------    -----------    ---------

Cash flows from financing activities
   Principal payment on notes payable to bank             (300,000)      (300,000)    (300,000)
Proceeds from issuance of common stock                   2,698,293      3,401,768       19,626
                                                       -----------    -----------    ---------
                                                         2,398,293      3,101,768     (280,374)
                                                       -----------    -----------    ---------

Net (decrease) increase in cash and cash equivalents      (186,064)       240,288       79,995

Cash and cash equivalents - beginning                      866,750        626,462      546,467
                                                       -----------    -----------    ---------
Cash and cash equivalents - ending                     $   680,686    $   866,750    $ 626,462
                                                       ===========    ===========    =========
Supplemental disclosure of cash paid
   Interest                                            $    36,708    $    69,892    $  72,908
   Income taxes                                              7,853          7,328

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


                          Annual Report 1996 - Page 15

Cost of Technology

     Cost of acquired technology is stated at the lower of amortized cost or estimated net realizable value. The balance of $341,683 at November 30, 1996 was written off since the estimated realizable value was deemed to be zero. In fiscal 1996, the Company focused primarily on the development and marketing of the ohms|cad system and determined that such technology no longer had a realizable value. Acquired technology was being amortized on a straight-line basis over the estimated useful life of 7 years. Amortization was approximately $100,000 in 1996, 1995 and 1994.

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

     The Company enters into contractual arrangements with physician groups and managed care organizations. Revenue is recognized based on management's estimates of amounts earned. At the inception of such a contract, management estimates the total expected reduction in CAD costs over the term of the contract. The contract provides for the Company to receive a monthly prepayment toward the Company's fees under the contract, which is a negotiated share of the actual reduction in CAD costs compared to a base year. The prepayment is a fraction of the estimated total fees to be received. At specified times during the course of the contract, the actual reduction in CAD costs is calculated and the Company then recognizes the amount billed which exceeds the monthly prepayments received. At November 30, 1996 and 1995, approximately $235,000 and $137,000 from the above such contracts is included in revenue. One contract contains stipulations that, if not met, would require the Company to refund a portion of prepayments received. It is management's opinion that the stipulations will be met.

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

The amortized cost and estimated fair value of available for sale securities at November 30, 1996 and 1995 mature in one year or less.

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