Form 10-K, Exhibit 13
period 1997-11-30
Q MED INC
filed 1998-03-02
CIK 729213

PRESIDENT'S MESSAGE
================================================================================

Dear Fellow Shareholder:

During 1997, we increased the number of lives managed by our ohms|cad(R) system from approximately 100,000 at the end of 1996 to over 200,000 at the end of 1997. Long-term ohms|cad contracts were signed with the prestigious San Jose Medical Group in California and the first National HMO contract was entered into with CIGNA HealthCare, with CIGNA HealthCare of Ohio being the first designated CIGNA Health Plan to implement ohms|cad. The pipeline of possible accounts exceeds 3 million lives at present.

The ohms|cad disease management program facilitates early identification of coronary disease patients who are at high risk for a cardiac event in the near term. It assists primary care physicians in the implementation of preventive strategies, thereby enhancing health outcomes and thus reducing invasive procedures and hospitalization. As a result, cardiac costs can be reduced significantly.

In November, we presented ohms|cad health outcomes at the 70th Scientific Sessions of the American Heart Association. The health outcomes effect a 40,321-member managed care practice in Bakersfield, California, wherein 1,546 coronary patients were referred for ohms|cad care. The impact of ohms|cad care on the total population resulted in a 25% reduction in the total of all cardiac events. Specifically, heart attacks were reduced by 30%; hospitalizations for angina, unstable angina, and rule-out heart attacks were reduced by 34%; cardiac catheterizations were reduced by 20%; and angioplasty was reduced by 20%. Bypass surgery increased slightly. From a financial perspective, the results showed an overall cost reduction of 17% in the first 12 months and a 24% cost reduction by the 18th month.

We reported that this study demonstrates that a coronary disease management program designed to identify high risk patients early, significantly aids primary care physicians to practice preventive strategies and reduce morbidity from coronary disease in their patients.

Compliance with ohms|cad recommendations also was shown to be very beneficial in the management of ischemia, hypertension and lipids. For ischemia, it was determined that 90% of the physicians complied with the ohms|cad recommendations for ischemia management, and as a result ischemia was eliminated in 79% of patients. In contrast, the patients treated by physicians who did not comply with the ohms|cad recommendations showed a worsening of ischemia in 84% of patients. In hypertension management, 70% of the physicians complied with the ohms|cad recommendations, resulting in normalized or improved blood pressure in 72% of patients. In lipid management, 48% of the physicians complied with the ohms|cad recommendations, and LDL lipids were normalized or improved by greater than 10% in 79% of these patients as well.

The data for these patients is the first confirmation that a systematic ohms|cad approach to coronary disease management delivered through primary practitioners can achieve positive outcomes and enhance patient management and satisfaction equal to or better than "traditional care", and it can be done more cost effectively.

In terms of retaining our proprietary advantage, the Company received a "Notice of Allowance" in September 1997 from the US Patent Office effecting all of the claims submitted. This broad Patent, coupled with the continued patient expansion of the ohms|cad database which now exceeds over 5,000 ohms|cad interventions, is, in our opinion, a strong barrier to competition.

In December, we completed a $2 million round of financing with a group of investors led by Galen Partners III, LP. The proceeds will be used to continue the direct marketing and implementation of ohms|cad to customers as they sign on.

In preparation for the expected increase in managed care lives under ohms|cad management, the Company expects to bring on line "ohms|cad 2.0" during the second quarter of 1998. This new version of ohms|cad will be capable of handling over 1,000 patients per day giving the system the capacity to handle up to 9.6 million managed care lives.

Our goal is to place ohms|cad with HMOs, Physician Practice Management companies
(PPMs) and large employer groups. It is our expectation that during 1998 we will add over 600,000 new lives into the ohms|cad system. If successful, we believe that the Company could operate profitably during the last quarter of 1998 or the first quarter of 1999.

We continue to appreciate each shareholder's confidence.

Very truly yours,



Michael W. Cox
President


                           Annual Report 1997 Page - 1

CORPORATE PROFILE

     QMED, INC. (the "Company"). The Company engages in the development, manufacture, marketing and sale of advanced medical devices and systems. The Company, through Interactive Heart Management Corp. ("IHMC(R)"), a subsidiary founded in1995, developed and is marketing an integrated coronary artery disease management system under the registered trademark "ohms|cad" to assist managed care organizations in managing the cost of coronary artery disease ("CAD"). The Company has historically focused on producing high quality medical devices that provide reliable diagnostic interpretation of certain disease states, including a line of ambulatory ischemic heart monitors, an interpretative electrocardiograph, a device for the analysis of heart rate variability and a device for the measurement of venous blood flow. These systems are designed to address the needs of primary health care physicians to appropriately manage certain diseases cost effectively. The Company's products are uniquely suited to assist primary health care physicians in discharging the greater medical responsibilities that are expected to be placed on them, as efforts are made to reduce the overall cost of health care. Each of the Company's present products, and those which are under development by the Company as well as products employing selectively acquired technology developed by others, are designed to provide sophisticated analysis of physiological data in near or real-time and report these analytical results to the primary care physician in order to detect and manage early signs of potentially acute diseases. These technologically advanced diagnostic tools lead to early detection and treatment thereby facilitating cost effective management of disease by a primary care physician rather than disease management in an expensive acute care facility, such as a hospital.

     The Company has developed and markets a full line of ambulatory computerized ischemic heart disease monitors utilizing patented technology. These ambulatory products, marketed under the name "Monitor One(R)", continuously analyze and interpret the discrete marker of ischemic heart disease, the ST-segment of electrocardiographic ("ECG") signals generated by the heart utilizing patented and proprietary technology in real time. The Company has also developed and is marketing an electronic medical device under the name, Monitor One nDx(R) ("nDx") which analyzes heart rate variability. The loss of variation in heart rate may assist the physician in making a diagnosis and determining the severity of autonomic neuropathy. Autonomic neuropathy, a deterioration of the autonomic nervous system, is associated with diabetic patients which may lead to complications in the functioning of the heart, respiratory systems, digestion, body temperature, metabolism, perspiration and the secretion of certain endocrine glands.

     Utilizing the experience obtained through various drug trials with such companies as Pfizer, Ciba Geigy, ICI and others and the extensive validations completed on Monitor One instruments, the Company developed ohms|cad which is a comprehensive, telemedicine disease management system for the CAD patient which is marketed by the Company's IHMC subsidiary. This system consists of Monitor One STRx ambulant ischemic technology, a remote on-line diagnostic center (The ohms Center) and an integrated cardiology consultant practice. This entire system non-invasively and reliably quantifies the probable risk of a heart attack, unstable angina and death and directs the patient to appropriate therapy with the emphasis throughout on early detection, the modification of risk-factors and medical intervention. Early treatment, emphasis on medical intervention and appropriate referrals to the cardiologist results in an overall lowering of the cost of CAD care and the improvement in mortality and morbidity rates in populations having CAD.


                           Annual Report 1997 - Page 2

OHMS|CAD SYSTEM

     Ohms|cad is Interactive Heart Management Corp.'s (IHMC) proprietary "On-line Health Management Service for Coronary Artery Disease". It is a telecommunication system designed as a total disease management process for CAD. It consists of Monitor One STRx, IHMC's Monitor One ambulant ischemia technology; a remote on-line diagnostic center (The ohms Center); and an integrated cardiology consultant practice. The entire system non-invasively and reliably quantifies the probable risk of a heart attack, unstable angina and death and rationally directs the patient to appropriate therapy with the accent on early detection, the modification of critical risk-factors and medical intervention.

     The overall system operates as an "expert system" emphasizing best medical treatment options for myocardial ischemia and continued coronary wellness. The system is an evidence based, relational mechanism, using CAD patient descriptors which include: demographics, medical history, current medical therapy, including aspirin, lipid and hypertension profiles, obesity and life style, smoking, glucose levels and ambulant ischemia in its decision making.

     In addition, each individual patient's demographics and risk profiles are simultaneously entered into the ohms|cad database for prevention analysis and treatment. Recommendations for management are relational, and tailored to an individual patient for lipid and hypertension management, antithrombosis, smoking, exercise, obesity and diabetes.

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


                           Annual Report 1997 - Page 3

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

     The Company developed and is marketing a diagnostic device that analyzes heart rate variability which can provide the physician information on the functioning of the Autonomic Nervous System ("ANS"). ANS dysfunction is the failure of the portion of the body's nervous system to regulate such unconscious functions as respiration, circulation, digestion, heart rate, body temperatures, metabolism, sweating and certain glandular secretions. These symptoms are associated with serious complications of diabetes leading to blindness, kidney failure, and may contribute to diabetic cardiac autonomic neuropathy, often associated with "silent heart disease," heart attacks and "sudden cardiac death." The Company's Monitor One nDx system ("nDx") automates the analysis of heart rate variation during deep inspiration and forced expiration, posture changes and Valsalva maneuvers. The nDx monitor assists the physician in administering the test by prompting the patient's breathing patterns and then providing a statistical analysis. The Company believes that this product can assist physicians in the early detection of neurological disorders related to diabetes, before other more dangerous symptoms (heart attacks, blindness, impotence, etc.) are present and to help manage the treatment of their diagnosed diabetic patients. The Company received a U.S. patent for the nDx technology on March 29, 1994 (Patent No. 5299119).

     The Company also manufactures and markets other non-invasive medical devices.


                           Annual Report 1997 - Page 4

SELECTED FINANCIAL DATA

     The selected financial data presented below as of November 30, 1997 and 1996 and for each of the three years in the three year period ended November 30, 1997 were derived from the Consolidated Financial Statements and Notes thereto of the Company which are included in this report and have been audited by Amper, Politziner & Mattia, independent auditors. The selected financial data presented below as of November 30, 1995, 1994 and 1993 and the years ended November 30, 1994 and 1993 were from the audited Consolidated Financial Statements of the Company which are not included in this report. The data presented below should be read in conjunction with the Company's audited Consolidated Financial Statements and Notes thereto which are included in this report.



                        FOR THE YEARS ENDED NOVEMBER 30:

                                                1997          1996          1995           1994           1993
                                                ----          ----          ----           ----           ----

RESULTS OF OPERATIONS

Net Sales                                   $ 2,412,149   $ 3,316,659    $ 5,648,754    $ 8,369,461    $ 9,423,688
Cost of sales                                   891,930     1,320,481      1,579,196      2,027,090      2,436,053
                                            -----------   -----------    -----------    -----------    -----------
Gross profit                                  1,520,219     1,996,178      4,069,558      6,342,371      6,987,635

Selling, general and administrative
  expenses                                    3,925,661     4,227,234      5,164,478      5,806,320      6,646,607
Provisions for uncollectible
  accounts                                      214,601        16,051         25,347        106,826         38,271
Research and development expenses               179,519       348,840        382,244        337,277        563,784
Impairment charge                                     -       341,683              -              -              -
                                            -----------   -----------    -----------    -----------    -----------
(Loss) earnings from operations              (2,799,562)   (2,937,630)    (1,502,511)        91,948       (261,027)
Interest income                                  98,214       117,623              -              -         50,973
Interest expense                                (25,430)      (33,876)       (68,142)       (84,429)       (93,028)
(Loss) gain on sale of securities               (30,574)       42,473              -              -              -
                                            -----------   -----------    -----------    -----------    -----------
(Loss) earnings before provision
  for income taxes                           (2,757,352)   (2,811,410)    (1,570,653)         7,519       (303,082)
Provision for income taxes                            -             -              -              -              -
                                            -----------   -----------    -----------    -----------    -----------
(Loss) earnings before minority
  interest                                   (2,757,352)   (2,811,410)    (1,570,653)         7,519       (303,082)
Minority interest in loss of
  subsidiary                                          -             -         16,000         17,000         17,000
                                            -----------   -----------    -----------    -----------    -----------
(Loss) earnings before extraordinary
  item                                       (2,757,352)   (2,811,410)    (1,554,653)        24,519       (286,082)
Extraordinary item-benefit from
  utilization of net operating
    loss carryforwards                                -             -              -              -              -
                                            -----------   -----------    -----------    -----------    -----------
Net (loss) income                           $(2,757,352)  $(2,811,410)   $(1,554,653)   $    24,519    $  (286,082)
                                            ===========   ===========    ===========    ===========    ===========

PER SHARE DATA

(Loss) Income per common and
  dilutive common equivalent
    shares                                  $      (.29)  $      (.30)   $      (.19)   $       .00    $      (.04)
                                            ===========   ===========    ===========    ===========    ===========
BALANCE SHEET DATA (AT END OF PERIODS)

Working Capital                             $   803,415   $ 3,481,104    $ 3,369,177    $ 1,826,909    $ 2,079,786

Total Assets                                  2,450,533     5,171,064      6,014,620      4,399,104      4,729,195

Total Debt                                      888,015     1,072,585      1,777,393      2,002,865      2,360,101

Stockholders' equity                          1,562,518     4,098,479      4,237,227      2,380,239      2,336,094


                           Annual Report 1997 - Page 5

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with the Company's Consolidated Financial Statements, and Notes thereto, contained elsewhere in this report.

RESULTS OF OPERATIONS

     The following table presents the percentage of total revenue for the periods indicated and changes from period to period of certain items included in the Company's Consolidated Statements of Operations.

                                                             % For                  Period-to-Period
                                                          Year Ended                   % Changes
                                                                                       ---------
                                                          November 30,            1997      1996      1995
                                                          ------------
                                                                                   vs.       vs.       vs.

                                                     1997      1996      1995     1996      1995      1994
                                                     ----      ----      ----     ----      ----      ----
Net sales                                           100.0     100.0     100.0    (27.3)    (41.3)    (32.5)
Cost of sales                                        37.0      39.8      28.0    (32.5)    (16.4)    (22.1)
                                                   ------    ------    ------

Gross profit                                         63.0      60.2      72.0    (23.8)    (50.9)    (35.8)
Selling, general and administrative expenses        162.7     127.5      91.4     (7.1)    (18.1)    (11.1)
Provisions for uncollectible accounts                 8.9        .5        .4   1237.0     (36.7)    (76.3)
Research and development expenses                     7.4      10.5       6.8    (48.5)     (8.7)    (13.3)
Impairment charge                                       -      10.3         -      *         *         *
                                                   ------    ------    ------

(Loss) earnings from operations                    (116.0)    (88.6)    (26.6)    (4.7)    (72.8)      *
Interest Income                                       4.1       3.5         -    (16.5)      *         *
Interest expense                                     (1.1)     (1.0)     (1.2)   (24.9)    (50.3)    (19.3)
(Loss) gain on sale of securities                    (1.2)      1.3         -      *         *         *
                                                   ------    ------    ------
(Loss) earnings before income taxes                (114.2)    (84.8)    (27.8)    (1.9)     79.0       *
Income taxes                                            -         -         -      *         *         *
                                                   ------    ------    ------

(Loss) earnings before minority interest           (114.2)    (84.8)    (27.8)    (1.9)     79.0       *
Minority interest in loss of subsidiary                 -         -        .3      *         *        (5.9)
                                                   ------    ------    ------
Net (loss) income                                  (114.2)    (84.8)    (27.5)    (1.9)     80.8       *
                                                   ======    ======    ======

*Not meaningful

FISCAL 1997 COMPARED WITH FISCAL 1996

     Net sales for fiscal 1997 decreased 27.3% to $2,412,149 when compared to $3,316,659 for fiscal 1996. This decrease is primarily due to the Company changing its sales focus beginning in fiscal 1995 from selling capital equipment to selling its ohms|cad disease management services through its wholly owned subsidiary, Interactive Heart Management Corp. (IHMC). The decision to place a decreasing emphasis on the sales of capital equipment is responsive to the general decline in the market for capital equipment sold to physicians. Management believes the demand for office medical equipment decreased because of the increased utilization of "capitation" arrangements between managed care organizations and physicians resulting in a change in the way physicians are compensated for performing testing procedures utilizing equipment manufactured by the Company. As a result, the Company's sales efforts focused on selling the ohms|cad system to physician groups and health management organizations. These efforts have resulted in adding San Jose Medical Group and CIGNA HealthCare of Ohio to the managed care organizations utilizing ohms|cad during 1997. The total number of lives under ohms|cad management exceeds 200,000.

                          Annual Report 1997 - Page 6

     Revenues received through IHMC for ohms|cad services are structured on a contractual basis whereby the Company receives a payment from physician groups and health management organizations calculated as a percentage of the reduction of the organization's costs of providing care for CAD patients. An initial baseline is selected and the total CAD costs are computed as baseline costs. The ohms|cad system is then placed in service and used throughout the contract period to reduce costs and improve the health status of patients with coronary disease. At the end of each contract year the total CAD costs are then
calculated   and  compared  to  the  baseline  year  costs.   The  managed  care
organization then pays the Company the agreed portion of the calculated reduction in such costs. From the inception of the contract, the Company receives a monthly prepayment which is recorded as revenue, reflecting a small percentage of the statistically determined share of the expected reduction in costs of providing ohms|cad care for CAD patients. Once the actual reduction of cost is calculated, the prepayments are subtracted and any additional revenue is billed and recorded at that time.

     The Company intends to aggressively market the ohms|cad system to leading health care providers throughout the United States during 1998. Although the Company has recently entered into contractual arrangements with San Jose and CIGNA HealthCare, the recognition of significant revenue from reducing the cost of providing CAD care will lag behind administrative and marketing costs for at least the first year. Included in the Company's net loss of $(2,757,352) was approximately $(2,005,000) from IHMC.

     The Company's gross profit margin increased from 60.2% in fiscal 1996 to 63.0% in fiscal 1997. The increase was primarily due to the reduction of certain fixed costs related to the Company's production facility. These reductions were made in response to the decline in capital equipment sales.

     Selling, general and administrative expenses decreased by approximately $300,000 when compared to fiscal 1996, primarily due to a continued reduction in sales related expenses in the capital equipment segment. Management has continued to reduce overall administrative expenses while selling costs related to ohms|cad have grown.

     The provision for doubtful accounts increased by approximately $200,000 when compared to fiscal 1996. This increase is primarily due to the reservation of certain accounts receivable of IHMC. While the Company has reviewed interim data and believes these amounts are due, a reserve has been set aside until the final accounting has been reconciled.

     The Company has conducted a review of its computer systems and products to identify the systems that could be affected by the "Year 2000" issue and is developing an implementation plan to resolve the issue. The Year 2000 problem is the result of computer programs being written using two digits rather than four to define the applicable year. Any of the Company's programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a major system failure or miscalculations. The Company presently believes, with modifications to existing software and converting to new software, the Year 2000 problem will not pose significant operational problems for the Company's computer systems as so modified and converted. However, if such modifications and conversions are not completed timely, the Year 2000 problem may have a material impact on the operations of the Company. Certain of the Company's products will require software upgrade to resolve the problem as well. The Company is developing and expects to implement a Year 2000 upgrade for each of its products that are the subject of warranties and estimates that the total expense to be charged, including engineering, testing, parts and labor will be approximately $250,000 during fiscal 1998 and 1999. While the Company's ohms|cad system is fully compliant, the Company relies on the information technology departments of existing and prospective customers for data utilized in proposing a contract and in measuring the amount of costs saved through the implementation of ohms|cad. The Company cannot assess the effect that Year 2000 programs implemented by these other companies will have.

     In March 1997, the Financial Accounting Standards Board issued Statement 128, "Earnings per Share", superseding Opinion 15. The main goals of the Statement is to harmonize the EPS calculation in the United States with those common in other countries and with International Accounting Standard No. 33 and to address criticisms from consultants that Opinion 15 contained unnecessarily complex and arbitrary provisions. The Statement is effective for periods after December 15, 1997.

     In March 1997, the FASB issued SFAS No. 129, "Disclosure of Information About Capital Structure". Statement 129 continues the existing requirements to disclose the pertinent rights and privileges of all securities


                          Annual Report 1997 - Page 7
other than ordinary common stock but expands the number of companies subject to portions of its requirements. Specifically, the Statement requires all entities to provide the capital structure disclosures previously required by Opinion 15. Companies that were exempt from the provisions of Opinion 15 will now need to make those disclosures. The Statement is effective for financial statements for periods ending after December 15, 1997.

     In July  1997,  the FASB  issued  SFAS No.  130,  "Reporting  Comprehensive
Income". Statement 130 establishes standards for reporting and display of comprehensive income and its components in a full set of general purpose financial statements. The objective of the Statement is to report a measure of all changes in equity of an enterprise that result from transactions and other economic events of the period other than transactions with owners ("Comprehensive income"). Comprehensive income is the total net income and all other non-owner changes in equity. The Statement is effective for fiscal years beginning after December 15,1997, with earlier application permitted.

     In July 1997, the FASB issued SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information". Statement No. 131 requires disclosures for each segment that are similar to those required under current standards with the addition of quarterly disclosure requirements and a finer partitioning of geographic disclosures. It requires limited segment data on a quarterly basis. It also requires geographic data by country, as opposed to broader geographic regions as permitted under current standards. The Statement is effective for fiscal years beginning after December 15, 1997, with earlier application permitted.

     In management's opinion, SFAS Nos. 128, 129, 130 and 131, when adopted, will not have a material effect on the Company's financial statements.

FISCAL 1996 COMPARED WITH FISCAL 1995

     Net sales for fiscal 1996 decreased approximately 41.3% to $3,316,659 when compared to $5,648,754 for fiscal 1995. This decrease was due to the continued reduction in capital equipment sales through the Company's direct sales force. This reduction was primarily attributable to the primary care market shifting from fee-for-service to prepaid managed contracts. Throughout fiscal 1996, the Company's management had shifted its resources and focused its efforts on the development and marketing of the ohms|cad system through its wholly owned subsidiary, IHMC.

     During April 1996, the Company entered into a strategic alliance agreement with SmithKline Beecham to jointly market the ohms|cad system to physician groups and health maintenance organizations. SmithKline purchased $2,000,000
worth of the Company's common stock to fund the increased marketing efforts on the implementation of the ohms|cad system.

     The Company has aggressively marketed the ohms|cad system to over 20 leading health care providers throughout the United States. Included in the Company's net loss of $(2,811,410) was approximately $(1,566,000) from IHMC.

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


                          Annual Report 1997 - Page 8

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

LIQUIDITY AND CAPITAL RESOURCES

     To date, the Company's principal sources of working capital have been provided by proceeds from public and private placements of securities, operations and the sale of certain assets. Since the Company's inception, sales of securities and assets have generated approximately $18,000,000 less applicable expenses through November 30, 1997.

     On December 18, 1997, the Company sold an aggregate $2,000,000 8% Convertible Subordinated Notes due December 18, 2002 (the "Notes"), without discount or premium, in a private placement to three investors led by Galen Partners III, L.P. Interest on the Notes is accrued monthly, compounded annually and will be due at maturity. The Notes are convertible into shares of the Company's common stock at the rate of $5.60 per share, provided that if the average closing price of the shares of the Company's common stock for the 90 trading days following the closing exceeds $7.25, then the conversion price will increase to $6.00. The Company may redeem the Notes in the event the average closing price of shares of the Company's common stock equals or exceeds $12.00 for a period of 90 days at the following times with the following premiums and may elect to pay the redemption price in shares of common stock:

     Year                    Redemption Price
     ----                    ----------------
     1998                         105%
     1999                         104%
     2000                         103%
     2001                         102%
     2002                         100%

     The Company is required to redeem the Notes at higher premiums in the event of a change of control.

     In connection with the sale of the Notes, the Company granted certain rights to the purchasers, including registration rights and the right to appoint a member of the Company's board of directors. The Note Purchase Agreement prohibits the Company from paying dividends until the Notes are paid.


                          Annual Report 1997 - Page 9

     The Company had an installment note payable to a bank in the amount of $625,000 dated March 1, 1995. The Company made monthly installment payments of $25,000 plus interest at 1% over prime rate. The note was fully paid on March 31, 1997.

     The Company had working capital of $803,415 at November 30, 1997 compared to $3,481,104 at November 30, 1996 and ratios of current assets to current liabilities of 2.0:1 and 4.6:1 as of November 30, 1997 and 1996, respectively. The working capital decrease of approximately $2,600,000 was primarily due to the Company's net loss of $2,757,352 for the year ending November 30, 1997. Assuming the Company's sale of Notes, described above, had occurred on November 30, 1997, the Company would have had working capital after expenses of the offering of $2,759,220 and a ratio of current assets to current liabilities of 4.6:1, each on a pro forma basis.

     The Company believes that funds generated from operations, together with cash, investments and the proceeds of the Notes sold in December 1997, will be sufficient to meet its working capital needs for the current year. However, in the event revenues do not meet management's expectations, the Company may be required to seek additional financing to support IHMC's sales efforts and operations.

     The Company maintains a general policy of net 30-day payment terms on equipment sales to distributors, cash or third-party leasing arrangements with direct sales to physicians and letters of credit for international sales. In some instances, the Company has extended payment terms beyond net 30 to selected distributors. The Company's receivables balances over 90 days past due was 19.2% of the receivables balance at November 30, 1997 compared to 19.1% at November 30, 1996. The Company is aggressively seeking payment arrangements on these overdue amounts.

     The Company, with its IHMC subsidiary, enters into contractual arrangements with physician groups and managed care organizations where a prepayment toward a cost savings is made per month. As of November 30, 1997 the Company had entered into two agreements whereby it received prepayments toward a share in the reduction of costs and a third agreement entered into in December 1997 under which prepayments are expected to begin in April 1998. The Company's share of the reduction of costs under one such agreement in excess of prepayment was $210,454 which was included in 1997 revenue. The Company expects revenue to increase as it recognizes cost savings from additional arrangements during fiscal 1998.

INFLATION

     The Company believes that there has not been a significant impact from inflation on the Company's operations during the past three fiscal years.

ADDITIONAL FACTORS THAT MAY AFFECT FUTURE RESULTS

     FUTURE OPERATING RESULTS Future operating results may be impacted by a number of factors that could cause actual results to differ materially from those stated herein, which reflect management's current expectations. These factors include worldwide economic and political conditions, industry specific factors, the Company's ability to maintain access to external financing sources and its financial liquidity, the acceptance of the ohms|cad system by managed care organizations, and the Company's ability to manage expense levels.

     NEED FOR ADDITIONAL CAPITAL As of November 30, 1997, the Company had approximately $640,000 cash and short term investments. The Company has experienced negative cash flows since fiscal 1995 and expects the negative cash flow to continue until significant service revenue is generated under agreements to provide ohms|cad services. The Company expects that the monthly negative cash flow will decrease as a result of increased activities related to ohms|cad. Subsequent to November 30, 1997, the Company has raised additional funds in the amount of $2,000,000 in order to continue its operations until it is able to generate sufficient additional revenue from the sale of its products and services. The Company's future success is highly dependent upon its continued access to sources of financing which it believes are necessary for the continued support of IHMC's sales effort. In the event the Company is unable to maintain access to its existing financing sources, or obtain other sources of financing there would be a material adverse effect on the Company's business, financial position and results of operations.


                          Annual Report 1997 - Page 10

     REGULATION The Company's products are subject to extensive government regulation in the United States by federal, state and local agencies including the Food and Drug Administration. The process of obtaining and maintaining FDA and other required regulatory approvals for the Company's products is lengthy, expensive and uncertain. There can be no assurance that changes in existing regulations or the adoption of new regulations will not occur which will adversely affect the Company.

     STOCK PRICE FLUCTUATIONS The Company's participation in a highly competitive industry often results in significant volatility in the Company's common stock price. This volatility in the stock price is a significant risk investors should consider.

     FORWARD-LOOKING STATEMENTS This Annual Report contains certain forward-looking statements that are based on current expectations. In light of the important factors that can materially affect results, including those set forth above and elsewhere in this Annual Report, the inclusion of forward-looking information herein should not be regarded as a representation by the Company or any other person that the objectives or plans of the Company will be achieved. The Company may encounter competitive, technological, financial and business challenges making it more difficult than expected to continue to market its products and services; competitive conditions within the industry may change adversely; the Company may be unable to retain existing key management personnel; the Company's forecasts may not accurately anticipate market demand; and there may be other material adverse changes in the Company's operations or business. Certain important factors affecting the forward-looking statements made herein include, but are not limited to (i) accurately forecasting capital expenditures and (ii) obtaining new sources of external financing. Assumptions relating to budgeting, marketing, product development and other management decisions are subjective in many respects and thus susceptible to interpretations and periodic revisions based on actual experience and business developments, the impact of which may cause the Company to alter its capital expenditure or other budgets, which may in turn affect the Company's financial position and results of operations.



                          Annual Report 1997 - Page 11

                           CONSOLIDATED BALANCE SHEETS
                                  NOVEMBER 30,

                                     ASSETS

                                                                              1997                  1996
                                                                              ----                  ----
Current assets
     Cash and cash equivalents                                           $    640,266           $   680,686
     Investments                                                                   --             2,144,545
     Accounts receivable, net of allowance for doubtful accounts
      and sales returns of $250,000 and $67,000, respectively                 197,901               403,930
     Inventory                                                                667,255             1,123,664
     Prepaid expenses and other current assets                                 68,439                84,074
                                                                         ------------           -----------
                                                                            1,573,861             4,436,899

Property and equipment, net of accumulated depreciation                       624,761               454,674
Product software development costs                                             60,998                87,140
Other assets                                                                  190,913               192,351
                                                                         ------------           -----------
                                                                         $  2,450,533           $ 5,171,064
                                                                         ============           ===========


                      LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
     Accounts payable and accrued liabilities                            $    770,446           $   855,795
     Current maturities of long-term debt                                          --               100,000
                                                                         ------------           -----------
                                                                              770,446               955,795



Leases payable, long-term                                                      77,522                72,053

Deferred warranty revenue                                                      40,047                44,737
                                                                         ------------           -----------
                                                                              888,015             1,072,585
Stockholders' equity
     Common stock $.001 par value; 20,000,000 shares
      authorized; 9,648,519 and 9,483,615 shares issued
      and 9,626,519 and 9,461,615 outstanding                                   9,649                 9,477
     Paid-in capital                                                       18,041,941            17,836,480
     Accumulated deficit                                                  (16,413,447)          (13,656,095)
                                                                         ------------           -----------
                                                                            1,638,143             4,189,862
     Unrealized loss on securities available for sale                              --               (15,758)
     Less: treasury stock at cost, 22,000 common shares                       (75,625)              (75,625)
                                                                         ------------           -----------
        Total stockholders' equity                                          1,562,518             4,098,479
                                                                         ------------           -----------
                                                                         $  2,450,533           $ 5,171,064
                                                                         ============           ===========


           See accompanying notes to consolidated financial statements

                          Annual Report 1997 - Page 12

                      CONSOLIDATED STATEMENTS OF OPERATIONS
                        FOR THE YEARS ENDED NOVEMBER 30,

                                                                  1997             1996              1995
                                                                  ----             ----              ----
Sales                                                    $      2,452,084    $   3,529,216     $   6,036,048
Less sales returns and allowances                                  39,935          212,557           387,294
                                                         -----------------   --------------    --------------
                                                                2,412,149        3,316,659         5,648,754

Cost of sales                                                     891,930        1,320,481         1,579,196
                                                         -----------------   --------------    --------------
Gross profit                                                    1,520,219        1,996,178         4,069,558

Selling, general and administrative expenses                    3,925,661        4,227,234         5,164,478
Provision for uncollectible accounts                              214,601           16,051            25,347
Research and development expenses                                 179,519          348,840           382,244
Impairment charge                                                      --          341,683                --
                                                         -----------------   --------------    --------------
Loss from operations                                           (2,799,562)      (2,937,630)       (1,502,511)

Interest income                                                    98,214          117,623                --
Interest expense                                                  (25,430)         (33,876)          (68,142)
(Loss) gain on sale of securities                                 (30,574)          42,473                --
                                                         -----------------   --------------    --------------
Loss before provision for income taxes                         (2,757,352)      (2,811,410)       (1,570,653)

Provision for income taxes                                             --               --                --
                                                         -----------------   --------------    --------------
Loss before minority interest                                  (2,757,352)      (2,811,410)       (1,570,653)

Minority interest in loss of subsidiary                                --               --            16,000
                                                         -----------------   --------------    --------------

Net loss                                                   $   (2,757,352)   $  (2,811,410)    $  (1,554,653)
                                                         =================   ==============    ==============

Net loss per common share                                  $         (.29)   $        (.30)    $        (.19)
                                                         =================   ==============    ==============

Weighted average number of shares outstanding                   9,562,000        9,287,420         8,113,978
                                                         =================   ==============    ==============



           See accompanying notes to consolidated financial statements

                          Annual Report 1997 - Page 13

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                   FOR THE THREE YEARS ENDED NOVEMBER 30, 1997

                                                                                                         UNREALIZED
                                                                                                         GAIN (LOSS)
                                                                                     COMMON STOCK       ON SECURITIES
                                           COMMON       PAID-IN      ACCUMULATED    HELD IN TREASURY      AVAILABLE
                                           STOCK        CAPITAL        DEFICIT     SHARES      AMOUNT     FOR SALE        TOTAL
                                           ------       -------      -----------   ------      ------   -------------     -----

Balances - November 30, 1994            $   7,783    $ 11,738,113   $(9,290,032)   22,000    $(75,625)         --       $ 2,380,239

  Exercise of stock options                    88          93,597            --        --          --          --            93,685

  Issuance of common stock
   through private placement                1,079       3,307,004            --        --          --          --         3,308,083
   for cash

  Net loss                                     --              --    (1,554,653)       --          --          --        (1,554,653)

  Unrealized gain on securities
   available for sale                          --              --            --        --          --        9,873            9,873
                                        ---------    ------------   ------------   ------     --------    --------      ------------

Balances - November 30, 1995                8,950      15,138,714   (10,844,685)   22,000     (75,625)       9,873        4,237,227

  Exercise of stock options
   and warrants                               349         704,740            --        --          --           --          705,089

  Issuance fees associated
   with private placements                     --          (6,787)           --        --          --           --           (6,787)

  Issuance of common stock
   through strategic alliance                 178       1,999,813            --        --          --           --        1,999,991
   agreement

  Net loss                                     --              --    (2,811,410)       --          --           --       (2,811,410)

  Unrealized (loss) on securities
   available for sale                          --              --            --        --          --      (25,631)         (25,631)
                                        ---------    ------------   ------------   ------     --------    --------      ------------

Balances - November 30, 1996                9,477      17,836,480   (13,656,095)   22,000     (75,625)     (15,758)       4,098,479

  Exercise of stock options
   and warrants                               172         205,461            --        --          --           --          205,633

  Net loss                                     --              --    (2,757,352)       --          --           --       (2,757,352)

  Unrealized gain on securities
   Available for sale                          --              --            --        --          --       15,758           15,758
                                        ---------    ------------   ------------   ------     --------    --------      ------------

Balances - November 30, 1997              $9,649     $ 18,041,941   $(16,413,447)  22,000    $(75,625)    $     --      $ 1,562,518
                                        =========    ============   ============   ======     ========    ========      ============


         See accompanying notes to consolidated financial statements

                          Annual Report 1997 - Page 14

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                        FOR THE YEARS ENDED NOVEMBER 30,

                                                                  1997              1996             1995
                                                                  ----              ----             ----
CASH FLOWS FROM OPERATING ACTIVITIES
   Net (loss)                                                $ (2,757,352)     $ (2,811,410)     $ (1,554,653)
   ADJUSTMENTS TO RECONCILE NET (LOSS) TO
    NET CASH (USED) BY OPERATING ACTIVITIES
     Depreciation and amortization                                267,738           297,432           264,272
     Impairment charge                                                 --           341,683                --
     (Increase) decrease in
   Accounts receivable                                            206,029           444,755           184,502
   Inventory                                                      456,409           285,141           114,692
       Prepaid expenses and other current assets                   15,635           (15,671)           34,222
     Increase (decrease) in
   Accounts payable and accrued liabilities                       (85,349)         (410,589)           76,180
       Other, net                                                 (50,917)           16,871           (92,415)
                                                             -------------     -------------     -------------
      Total adjustments                                           809,545           959,622           581,453
                                                             -------------     -------------     -------------
                                                               (1,947,807)       (1,851,788)         (973,200)
                                                             -------------     -------------     -------------

CASH FLOWS FROM INVESTING ACTIVITIES
   Purchase of securities available for sale                           --        (3,662,600)       (1,701,703)
   Sale of securities available for sale                        2,185,594         3,204,000                --
   Capital expenditures                                          (383,840)         (273,969)         (186,577)
                                                             -------------     -------------     -------------
                                                                1,801,754          (732,569)       (1,888,280)


CASH FLOWS FROM FINANCING ACTIVITIES
   Principal payment on long-term debt                           (100,000)         (300,000)         (300,000)
   Proceeds from issuance of common stock                         205,633         2,698,293         3,401,768
                                                             -------------     -------------     -------------
                                                                  105,633         2,398,293         3,101,768

Net (decrease) increase in cash and cash equivalents              (40,420)         (186,064)          240,288

Cash and cash equivalents - beginning                             680,686           866,750           626,462
                                                             -------------     -------------     -------------
Cash and cash equivalents - ending                           $    640,266      $    680,686      $    866,750
                                                             =============     =============     =============

SUPPLEMENTAL DISCLOSURE OF CASH PAID
   Interest                                                  $     25,430      $     36,708      $     69,892
   Income taxes                                                     5,632             7,853             7,328




           See accompanying notes to consolidated financial statements

                          Annual Report 1997 - Page 15

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

CONCENTRATION OF CREDIT RISK
     Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash and cash investments. The Company restricts cash and cash investments to financial institutions with high credit standings.

INVESTMENTS
     Realized gains and losses are determined using the specific identification method.

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

PRODUCT SOFTWARE DEVELOPMENT COSTS
     The  Company  capitalizes  certain  costs  related  to the  development  of computer software once technological feasibility of the software has been established. Product software development costs are amortized using the straight-line method over the estimated useful economic life of the software developed, generally 36 months.

COST OF TECHNOLOGY
     Cost of acquired technology is stated at the lower of amortized cost or estimated net realizable value. The balance of $341,683 at November 30, 1996 was written off since the estimated realizable value was deemed to be zero. In fiscal 1996, the Company focused primarily on the development and marketing of the ohms|cad system and determined that such technology no longer had a realizable value. Acquired technology was being amortized on a straight-line basis over the estimated useful life of 7 years. Amortization was $0 in 1997 and approximately $100,000 in 1996 and 1995.

STOCK OPTION PLAN
     The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related interpretations in accounting for its employee stock options and warrants. Under this method, compensation cost is measured as the amount by which the market price of the underlying stock exceeds the exercise price of the stock option at the date at which both the number of options granted and the exercise price are known.

                          Annual Report 1997 - Page 16

NOTE 1
SIGNIFICANT ACCOUNTING POLICIES - (CONTINUED)

NET LOSS PER COMMON SHARE
     Net loss per common share is computed on the basis of the weighted average number of common and common equivalent shares outstanding during each year. It is assumed that all dilutive stock options are exercised at the beginning of each year and that the proceeds are used to purchase shares of the Company's common stock at the average market price during the year. Fully diluted (loss) income per share amounts are not presented because they are not materially dilutive. Net loss per common share calculations do not give effect to any common equivalent share where their inclusion would have the effect of increasing earnings per share or decreasing the loss per share.

REVENUE RECOGNITION
     Revenue is recognized on equipment sales when the equipment is shipped and title passes. The Company does not enter into consignment arrangements with its customers. Management does, however, allow the return of equipment in certain situations as an accommodation to the customer, or after exhausting alternative means of collection of related accounts receivable. Management establishes estimated accruals for returns from customers and for allowances granted to them at the time of shipment. The Company has, from time to time, introduced new products or technologically advanced versions of existing products. The Company allows certain customers the opportunity upon the introduction of new or upgraded products to exchange their existing units for new units. In such cases, revenue is recognized and additional funds are received to the extent of the net price differential at the time of exchange. Contracts entered into generally do not require collateral.

     The Company enters into contractual arrangements with physician groups and managed care organizations. Revenue is recognized based on management's estimates of amounts earned. At the inception of such a contract, management estimates the total expected reduction in coronary artery disease ("CAD") costs over the term of the contract. The contract provides for the Company to receive a monthly prepayment toward the Company's fees under the contract, which is a negotiated share of the actual reduction in CAD costs compared to a base year. The prepayment is a fraction of the estimated total fees to be received. At specified times during the course of the contract, the actual reduction in CAD costs is calculated and the Company then recognizes the amount billed which exceeds the monthly payments received. At November 30, 1997, 1996 and 1995, approximately $595,000, $276,000 and $137,000 from the above such contracts is included in revenue. Certain contracts contain stipulations that, if not met, would require the Company to refund a portion of prepayments received. It is management's opinion that the stipulations will be met.

     The Company sells extended service warranty contracts to customers usually with terms of one to three years commencing at the termination of the manufacturer's warranty. The Company recognizes revenue from the sale of two and three year contracts over the period of the contracts based on the historical pattern of costs incurred. Such related costs incurred over contract years one, two and three are 76%, 17% and 7%, respectively. Revenue on one year warranty contracts is recognized on a straight-line basis.

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

NOTE 2
LIQUIDITY

     The Company has anticipated that funds generated from operations, together with cash and investments, may not be sufficient to meet its working capital requirements for the current year. The Company received additional financing in the form of a convertible note for $2,000,000 subsequent to the Balance Sheet date which it believes will be sufficient to meet its working capital needs for the current year (See Note 15).

                          Annual Report 1997 - Page 17

NOTE 3
INVESTMENTS

                                                               Gross         Gross
                                            Amortized       Unrealized     Unrealized      Fair          Carrying
                                               Cost            Gains         Losses        Value          Amount
                                            ---------       ----------     ----------      -----         --------
NOVEMBER 30, 1996
   Available-for-sale
    U.S. Treasury securities               $ 2,160,303      $      -       $ (15,758)   $ 2,144,545     $ 2,144,545
                                           -----------      ---------      ----------   -----------     -----------
                                           $ 2,160,303      $      -       $ (15,758)   $ 2,144,545     $ 2,144,545

     Available-for-sale securities at November 30, 1996 mature in one year or less.

     Sales of available-for-sale securities for the year ended November 30, were as follows:


                                                       1997              1996             1995
                                                       ----              ----             ----
         Proceeds from sale                      $   2,185,594      $  3,204,000      $     --
         Gross realized gains                               --            42,473            --
         Gross realized losses                         (30,574)               --            --


NOTE 4
INVENTORY


                                                        1997               1996
                                                        ----               ----
     Raw materials
       (component parts and supplies)            $     209,580       $     251,494
     Finished units                                    457,675             872,170
                                                 -------------       --------------
                                                 $     667,255       $    1,123,664
                                                 =============       ==============


     During 1997, the Company capitalized as equipment approximately $205,000 of inventory which is loaned to physicians in the event their original unit is being repaired. The estimated useful life is five years.

NOTE 5
PROPERTY AND EQUIPMENT

                                                        1997                1996
                                                        ----                ----
     Machinery and equipment                     $   1,146,762       $    1,102,695
     Loaner equipment                                  204,698                   --
     Furniture and fixtures                            385,527              380,431
     Office equipment                                  611,675              527,537
     Leasehold improvements                             45,846               44,771
     Equipment held under capital lease                235,987              191,222
                                                 -------------       --------------
                                                     2,630,495            2,246,656

     Less accumulated depreciation and
       amortization                                 (2,005,734)          (1,791,982)
                                                 -------------       --------------
     Property and equipment - net                $     624,761       $      454,674
                                                 =============       ==============


     At November 30, 1997 and 1996, the equipment under the capital leases had a net book value of approximately $100,000 and $92,000, respectively.

     Depreciation expense was $214,000,  $167,000,  and $131,000 for 1997, 1996,
and 1995, respectively.

NOTE 6
PRODUCT SOFTWARE DEVELOPMENT COSTS
     During the years ended November 30, 1997, 1996, and 1995, amortization of costs related to product software development costs were $26,142, $26,142, and $17,428, respectively.


                          Annual Report 1997 - Page 18

NOTE  7
ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

                                            1997             1996
                                            ----             ----

     Accounts payable - trade           $   394,264      $   282,123
     Deferred warranty revenue              204,260          247,368
     Accrued payroll                         76,997           87,417
     Other accrued expenses                  94,925          238,887
                                        -----------      -----------
                                        $   770,446      $   855,795


NOTE 8
LONG TERM DEBT
     Long-term debt consisted of a term loan payable to a bank in twenty-five monthly installments of $25,000 plus interest at the bank's base rate plus 1% and was collateralized by substantially all assets of the Company. The loan was fully paid on March 31, 1997.

                                                   1997              1996
                                                   ----              ----

                                                $      --        $   100,000
     Less current maturities                           --            100,000
                                                ---------        -----------
     Long-term debt, net of current
      maturities                                $      --        $        --
                                                =========        ===========

     The bank's base interest rate at November 30, 1997 was 8.5%.

     During 1997 and 1996, the maximum month-end amounts outstanding under this note payable were $100,000 and $400,000, respectively. Average daily amounts outstanding during 1997 and 1996 were approximately $62,500 and $262,500, respectively, with weighted average interest rates of 9.25% and 9.3%, respectively.

     The term loan agreement contained certain debt covenant restrictions concerning net worth and current ratio.

NOTE 9
CAPITAL LEASE OBLIGATIONS
     The Company has entered into various capital leases for equipment expiring through November 2001 with aggregate monthly payments of $5,263.

     The following is a schedule by years of future minimum lease payments under capital leases together with the present value of the net minimum lease payments as of November 30, 1997:

     For the Years Ending
     November 30,

         1998                                          $    49,976
         1999                                               39,766
         2000                                               26,956
         2001                                               21,803
         2002                                                3,734
                                                       ------------
         Total minimum lease payments                      142,235
         Less amount representing interest                 (29,176)
                                                       ------------
         Present value of net minimum lease
           payments                                        113,059
         Less current maturities                           (35,537)
                                                       ------------
         Long-term maturities                          $    77,522
                                                       ============

NOTE 10
STOCK OPTIONS AND WARRANTS
     The qmed, Inc. 1997 Equity Incentive Plan provides for stock options, stock appreciation rights, restricted stock or deferred stock awards for up to 600,000 shares of the Company's common stock to be granted to employees of the Company until May 2007. The plan also provides for Director stock options to be granted to Directors of the Company (other than directors who are also officers or employees of the Company). 600,000 shares of the Company's common stock are reserved for this plan.


                          Annual Report 1997 - Page 19

NOTE 10
STOCK OPTIONS AND WARRANTS - (CONTINUED)
The qmed, Inc. 1990 Employee Stock Incentive Plan provides for stock options, stock appreciation rights, restricted stock or deferred stock awards for up to 1,000,000 shares of the Company's common stock to be granted to employees of the Company until October 2000. 1,000,000 shares of the Company's common stock are reserved for this plan.

     Under the 1986 stock option plan, options may be granted until March 1996. 700,000 shares of the Company's common stock are reserved for this plan.

     Under the 1986, 1990 and 1997 plans, options are exercisable in cumulative 33% increments after the first and each subsequent anniversary of the date of the grant, except for officers' options which generally are exercisable immediately. The options expire ten years after the date of the grant for incentive stock options and nonqualifying stock options. Options granted under all plans must be at a price per share not less than the fair market value per share of common stock on the date the option is granted.

     Pro forma information regarding net income and earnings per share has been determined as if the Company had accounted for its employee stock options under the fair value method. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 1997: risk-free interest rate of 6.77%; divided yields of 0%; volatility factor of the expected market price of the Company's common stock of 65%; and a weighted-average expected life of the option of 5.5 years. There were no options issued during the year ended November 30, 1996.

     The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

     For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows:

                                                 1997                  1996

     Pro forma net loss                     $  (2,895,256)         $      --

     Pro forma earnings per share
         Primary                                     (.30)                --
         Fully diluted                               (.30)                --

     There was no compensation expense recorded from stock options for the years ended November 30, 1997 and 1996.



                          Annual Report 1997 - Page 20

NOTE 10
STOCK OPTIONS AND WARRANTS - (CONTINUED)
     A summary of the Company's stock option activity, and related information for the years ended November 30, follows:


                                                            Weighted-Average              Number of Shares         Weighted-Average
                                       Options               Exercise Price                 Exercisable             Exercise Price
                                       -------              ----------------              ----------------         -----------------
     Outstanding
       November 30, 1994              1,148,558                   $ 1.28

         Granted                        253,450                     3.99
         Exercised                      (85,133)                    1.05
         Terminated                     (47,867)                    1.52
                                      ----------

     Outstanding
       November 30, 1995              1,269,008                     1.81                      1,038,328                    1.48

         Granted                              -                       -
         Exercised                     (280,805)                    1.48
         Terminated                     (18,224)                    2.58
                                      ----------

     Outstanding
       November 30, 1996                969,979                     1.91                        854,541                    1.58

         Granted                         78,250                     6.56
         Exercised                     (164,363)                    1.17
         Terminated                     (15,936)                    5.20
                                      ----------

     Outstanding
       November 30, 1997                867,930                   $ 2.45                        788,226                    1.97

     Weighted-average fair
     value of options granted
     during the year                       1997
                                           ----
              Where exercise price
              equals stock price           $   -

              Where exercise price
              exceeds stock price          $ 4.16

              Where stock price
              exceeds exercise price       $   -

     Following is a summary of the status of stock options outstanding at November 30, 1997:


                       Outstanding Options                                          Exercisable Options
-----------------------------------------------------------------------        ------------------------------
                                      Weighted
                                      Average             Weighted                               Weighted
Exercise Price                       Remaining         Average Exercise                      Average Exercise
   Range               Number     Contractual Life         Price                Number            Price

$ .75 -  .75          192,324           3.2                $ .75                192,324             $.75
$1.38 - 1.75          414,573           5.6                $1.56                412,906            $1.56
$2.75 - 2.75          110,000           7.6                $2.75                110,000            $2.75
$6.25 - 6.50          148,533           8.6                $6.37                 70,496            $6.32
$8.38 - 8.38            2,500           9.4                $8.38                  2,500            $8.38
------------          -------           ---                -----                -------            -----

$.75 - 8.38           867,930           5.8                $2.37                788,226            $1.97


                          Annual Report 1997 - Page 21

NOTE 10
STOCK OPTIONS AND WARRANTS - (CONTINUED)
     In April 1992, the Company issued to a corporation, warrants to purchase 20,000 shares of the Company's common stock at an exercise price of $2.00 per share. The warrants were exercised March 1996.

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

     During fiscal 1996, the Company issued warrants to two directors to purchase an aggregate of 60,000 shares of the Company's common stock at an exercise price of $8.75 per share. The warrants are exercisable over a three year period ending April 16, 1999.

NOTE 11
INCOME TAXES
     Deferred tax attributes resulting from differences between financial accounting amounts and tax basis of assets and liabilities at November 30, 1997 and 1996 follow:

                                                       1997              1996
                                                       ----              ----
     Current assets and liabilities
         Allowance for doubtful accounts           $    17,600       $   16,000
         Inventory overhead capitalization              41,000           45,900
         Deferred Warranties                            59,000           70,100
                                                   -----------       ----------
                                                       117,600          132,000
         Valuation allowance                           117,600          132,000
                                                   -----------       ----------
     Net current deferred tax asset (liability)    $       --        $      --
                                                   ===========       ==========

     Noncurrent assets and liabilities
         Depreciation                              $     5,800       $   12,100
         General business credit                       211,000          211,000
         Net operating loss carryforward             3,960,000        3,710,100
                                                   -----------       ----------
                                                     4,176,800        3,933,200
         Valuation allowance                         4,176,800        3,933,200
                                                   -----------       ----------
Net noncurrent deferred tax
         asset (liability)                        $        --        $      --
                                                  ============       ==========

     The valuation reserve has been established for those tax credits, loss carryforwards and deductible temporary differences which are not presently considered more likely than not to be realized.

     The statutory income tax rate differs from the effective tax rate used in the financial statements as a result of the current year net operating losses, the benefit of which is not being recognized in the current year. The valuation allowance increased $229,200 and $1,531,000 in 1997 and 1996, respectively.

     The reconciliation of the effective income tax rate to the Federal statutory rate is as follows:

                                                   1997       1996       1995
     Federal income tax rate                      (34.0)%    (34.0)%    (34.0)%
     Deferred tax charge (credit)                     -          -          -
     Effect of net operating loss carryforward
        and valuation allowance                    34.0%      34.0%      34.0%
     State income tax, net of Federal benefit         -          -          -
     Other                                            -          -          -
                                                  ------     ------     ------
     Effective income tax rate                      0.0%       0.0%       0.0%


                          Annual Report 1997 - Page 22

NOTE 11
INCOME TAXES - (CONTINUED)
     As of November 30, 1997, the Company has the following net operating loss carryforwards for tax purposes:

     Expiration Date:

       For the Year Ending
          November 30,
         -------------
              2000                    $   438,000
              2002                        915,000
              2003                      4,340,000
              2004                      1,500,000
              2005                        495,000
              2007                         12,000
              2008                        357,000
              2010                      1,936,000
              2011                      5,821,000
              2012                      3,399,000
                                      -----------
                                      $19,213,000
                                      ===========

     As of November 30, 1997, the Company has the following general business tax credit carryforwards for tax purposes:

     Expiration Date:

       For the Year Ending
          November 30,
          ------------
              1998              $  33,000
              1999                 38,000
              2000                 58,000
              2001                 65,000
              2002                 17,000
                                -----------
                                $ 211,000
                                ===========


NOTE 12
RETIREMENT PLAN
     The Company has a 401(k) plan which allows its employees to set aside a part of their earnings, tax deferred, to be matched by the Company as determined each year by resolution of the Board of Directors. There was no employer contribution for the years ended November 30, 1996 and 1995. During 1997 the Company matched .25 for each dollar up to 6% of an employee's contribution on a monthly basis which amounted to approximately $22,000.

NOTE 13
COMMITMENTS AND CONTINGENCIES

LEASES
     The Company leases its premises under noncancellable operating leases expiring through August 1998. The approximate future minimum lease payments for the year ending November 1998 is $134,437.

     Rent expense for the years ended November 30, 1997, 1996 and 1995, was $173,890, $207,000 and $213,000, respectively.


                          Annual Report 1997 - Page 23

NOTE 13
COMMITMENTS AND CONTINGENCIES - (CONTINUED)

LITIGATION
     The Company is subject to claims and legal proceedings covering a wide range of matters that arise in the ordinary course of business. It is management's opinion that the ultimate resolution of these matters will not have a material effect on the Company's consolidated financial position and results of operations.

MAJOR CUSTOMER
     The Company had one major customer during 1997. Major customers are considered to be those who accounted for more than 10% of total sales. This customer accounted for approximately 18% of total sales for the year ended November 30, 1997.

MAJOR SUPPLIER
     A material amount of the Company's finished goods inventory is acquired from one supplier, the loss of which may have an adverse effect on the Company.

     For the years ended November 30, 1997, 1996 and 1995, one supplier accounted for $123,000, $257,000 and $222,428 of finished goods purchased, respectively.

NOTE 14
BUSINESS SEGMENT INFORMATION
     The Company's operations have been classified into two business segments: medical equipment sales and disease management services.

     Summarized financial information by business segment for 1997, 1996 and 1995 is as follows:

                                                   Medical         Disease
                                                  Equipment       Management
                                                   Sales          Services          Consolidated
                                                   -----          --------          ------------
1997
----
Sales                                      $     1,817,069    $     595,080       $   2,412,149
Operating (loss)                                  (797,372)      (2,002,190)         (2,799,562)
Total assets                                     2,107,431          343,102           2,450,533
Depreciation and amortization                      181,516           86,222             267,738
Capital expenditures                               334,037           49,803             383,840

1996
----
Sales                                      $     3,040,295    $     276,364       $   3,316,659
Operating (loss)                                (1,375,104)      (1,562,526)         (2,937,630)
Total assets                                     4,771,064          400,000           5,171,064
Depreciation and amortization                      227,349           70,083             297,432
Capital expenditures                               167,183          106,786             273,969

1995
----
Sales                                      $     5,512,254    $     136,500       $   5,648,754
Operating (loss)                                  (911,325)        (591,186)         (1,502,511)
Total assets                                     5,649,620          365,000           6,014,620
Depreciation and amortization                      237,062           27,210             264,272
Capital expenditures                               103,589           82,988             186,577


                          Annual Report 1997 - Page 24

NOTE 15
SUBSEQUENT EVENT

     On December 18, 1997, the Company sold an aggregate $2,000,000 8% Convertible Subordinated Notes due December 18, 2002 (the "Notes"), without discount or premium, in a private placement to three investors. Interest on the Notes is accrued monthly, compounded annually and will be due at maturity. The Notes are convertible into shares of the Company's common stock at the rate of $5.60 per share, provided that if the average closing price of the Company's common stock for the 90 trading days following the closing exceeds $7.25, then the conversion price will increase to $6.00.

     The Company may redeem the Notes in the event the average closing price of shares of the Company's common stock equals or exceeds $12.00 for a period of 90 days at the following times with the following premiums and may elect to pay the redemption price in shares of Common Stock:

     Year                    Redemption Price
     ----                    ----------------
     2003                         105%
     2004                         104%
     2005                         103%
     2006                         102%
     2007                         100%

     The Company is required to redeem the Notes at higher premiums in the event of change of control.

     In connection with the sale of the Notes, the Company granted certain rights to the purchasers, including registration rights and the right to appoint a member of the Company's board of directors. The Note Purchase Agreement prohibits the Company from paying dividends until the Notes are paid.



                          Annual Report 1997 - Page 25

                          INDEPENDENT AUDITORS' REPORT

Board of Directors
qmed, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheets of qmed, Inc. and Subsidiaries as of November 30, 1997 and 1996, and the related consolidated statements of operations, stockholders' equity and cash flows for the years ended November 30, 1997, 1996 and 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements present fairly in all material respects the financial position of qmed, Inc. and Subsidiaries as of November 30, 1997 and 1996, and the results of their operations and their cash flows for each of the three years ended November 30, 1997, 1996 and 1995 in conformity with generally accepted accounting principles.

                                   AMPER, POLITZINER & MATTIA P.A.

January 20, 1998
Edison, New Jersey




                          Annual Report 1997 - Page 26

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
Third Quarter                                   10 3/4            7 1/8
Fourth Quarter                                  11 1/4            7 1/4

FISCAL YEAR ENDED NOVEMBER 30, 1997             High              Low

First Quarter                               $   10 5/8        $   8 1/2
Second Quarter                                  10 1/8            6 1/8
Third Quarter                                   8                 6 1/4
Fourth Quarter                                  11 3/8            7

     As of February 17, 1998, the Company's common stock was held of record by approximately 450 persons. On February 17, 1998, the closing price reported was $ 5 7/8.

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



                          Annual Report 1997 - Page 27

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

  Herbert H. Sommer
   Secretary

  Debra A. Fenton, C.P.A.
   Controller and Assistant Secretary

Corporate Headquarters
   100 Metro Park South
   3rd Floor
   Laurence Harbor, New Jersey 08878

Counsel
  Sommer & Schneider LLP
  600 Old Country Road, Suite 535
  Garden City, New York 11530

Auditors
  Amper Politziner & Mattia P.A.
  2015 Lincoln Hwy.
  P.O. Box 988
  Edison, New Jersey 08818-0988

Stock Listing
   NASDAQ  SmallCap
   Trading Symbol - QEKG

Register and Transfer Agent
  American Stock Transfer &
  Trust Company
  40 Wall Street, 46th Floor
  New York, New York 10005









                         Annual Report 1997 - Page 28