Form 10-K, Exhibit 13
period 1998-11-30
Q MED INC
filed 1999-03-01
CIK 729213

The ohms/cad(R) Process


                                     [ART]

              GRAPHICAL REPRESENTATION OF THE ohms/cad(R) PROCESS



                           24 hr. Ischemia Evaluation


                                     [ART]

o Stratifies patients into low/high risk prognostic groups for coronary events


o Best predictor of adverse outcome in stable CAD, post MI, PTCA and CABG patients


                          Annual Report 1998 - Page 1

President's Message
================================================================================

Dear Fellow Shareholder:

The end of Fiscal Year 1998 found our Company on the brink of major positive developments, despite real carnage everywhere evident in the healthcare services industry. There is no doubt that the industry problems which devastated physician practice management firms (PPMs) like Medpartners, FPA Medical and Phycor, also impacted the time horizon of our efforts, forcing us to rethink at least the PPM market. But the good news is that those problems appear to have had the collateral effect of making our ohms|cad(R) service both more visible and necessary to some of the largest HMO and other payor organizations in American healthcare.

During the year we presented data on the patient health improvements and economic benefits derived from ohms|cad to three significant healthcare conferences. The data are remarkable. For example, when comparing the health of those patients whose doctors actually embraced the ohms|cad treatment guidelines with the health of those patients whose doctors did not, we find that the former group had very positive outcomes while the latter were their near mirror image in negative outcomes.

                                   Outcomes I*
                         Ischemia and Risk Factor Change
                  (by physician compliance within study group)

[THE FOLLOWING TABLES WERE REPRESENTED BY A BAR CHART IN THE PRINTED MATERIAL.]

ISCHEMIA
                     Patients Improved            Patients Worsened
                     -----------------            -----------------

Compliant (90%)             97%                            3%
Non-Compliant (10%)         16%                           84%

BLOOD PRESSURE
                     Patients Improved            Patients Worsened
                     -----------------            -----------------

Compliant (70%)             72%                           28%
Non-Compliant (30%)         27%                           73%

CHOLESTEROL
                     Patients Improved            Patients Worsened
                     -----------------            -----------------

Compliant (50%)             75%                           25%
Non-Compliant (50%)         12%                           88%

As a result of physician compliance with ohms|cad guidelines, the numbers of adverse coronary events and invasive medical procedures were substantially reduced.

                                   Outcomes II
                              Events and Procedures
                           for Patients in ohms Group

 [THE FOLLOWING TABLE WAS REPRESENTED BY A BAR CHART IN THE PRINTED MATERIAL.]

                                                 Reduction in
                                                  Events and
                                                  Procedures
                                                  ----------

             Catheterization                         -59%
             Angioplasty                             -63%
             Heart Attack                            -83%
             Hospital Admissions                     -81%









*All outcomes from Bakersfield, California study of 1,546 patients - 18 months data and observations.

                          Annual Report 1998 - Page 2

Combining these outcomes, it is clear that the economic benefit is not dependent on depriving care to patients, but results from refocusing aggressive best-practice care to prevention and management, and thereby away from the traditional model of damage control. These kinds of data are incomplete, however, until we survey patients' satisfaction not only with their improved health but also with the process.

                                  Outcomes III
                              Patient Life Measures


                                                               Post-Intervention
    Quality of Life Measures                                     Satisfaction
    ------------------------                                     ------------

    |X| Program's ability to help you understand
        CAD better                                                    92%
    |X| Program's ability to improve your energy
        level and/or ability to do other physical activities          81%
    |X| Knowledge and helpfulness of the nurse who
        worked with you                                               94%
    |X| Overall quality of the care and services
        provided to you                                               94%

When these data are combined with the economics of heart disease as traditionally practiced, the implication is that ohms|cad is not just a good thing but also a good bet to be a big business. The expenditure for heart disease is already above $100 billion annually and it is growing. And with baby boomers nearing Medicare entry, the economics of this most expensive disease are likely to become a serious national problem if not dealt with. At qmed we deal with it.

In 1998, your Company signed its first regional agreement with Cigna of Ohio, an operating unit of Cigna HealthCare, one of the largest healthcare insurers in the country. Our expectation that it was but the first agreement with Cigna was verified by an extension of coverage to some Medicare patients in Ohio, and by completion of an agreement to enroll patients in Cigna of Florida, Tampa Bay region. Both these occurred in the first quarter of 1999. We look forward to a growing and mutually beneficial relationship with all of Cigna. In addition, some of our extended negotiations with other insurers that began in 1998 should also result in new business in 1999.

In 1998, we announced an alliance with Life Masters, Inc., which will enable us to offer management of congestive heart failure (CHF) patients for the nearly completed heart disease management coverage many of our potential customers desire. Life Masters, a private company which has contracts with some managed care firms we have targeted, counts Intel as one of its significant shareholders.

As of September 1998, all devices sold by qmed are Year 2000 compliant. Customers' devices under warranty will be upgraded and those not under warranty will be notified of purchase availability. ohms|cad was designed to be Year 2000 compliant and all of our internal operations systems are on schedule for compliance. In addition, our Vendor Audit Plan has incorporated this issue.

In November 1998, we completed a second round of financing led by Galen Partners
III,  LP.  This  $3.2   million   will  permit  us  to  expand  our   marketing,
implementation and product improvement activities.

While A. Bruce Campbell, Ph.D., M.D., agreed to join our Board of Directors in February 1999, I would nevertheless like to take this opportunity to again welcome him. His background includes former President, Monsanto Health
Solutions, former Senior VP of Aetna US Healthcare and former chief medical officer of Aetna Health Plans.

We believe that qmed is at the brink of success. That is why our dedicated employees have persevered through the difficult industry environment of the past eighteen months. We appreciate their tenacity as we appreciate the hopes and patience of our shareholders. Thank you.

Very truly yours,



Michael W. Cox
President


                          Annual Report 1998 - Page 3

Corporate Profile

     qmed, Inc. (the "Company"). The Company engages in the development, manufacture, marketing and sale of advanced medical devices and systems. The Company, through Interactive Heart Management Corp. ("IHMC(R)"), a subsidiary founded in 1995, developed and is marketing an integrated coronary artery disease management system under the registered trademark "ohms|cad" to assist managed care organizations in managing the cost of coronary artery disease ("CAD"). The Company has historically focused on producing high quality medical devices that provide reliable diagnostic interpretation of certain disease states, including a line of ambulatory ischemic heart monitors, an interpretative electrocardiograph, a device for the analysis of heart rate variability and a device for the measurement of venous blood flow. These systems are designed to address the needs of primary health care physicians to appropriately manage certain diseases cost effectively. The Company's products are uniquely suited to assist primary health care physicians in discharging the greater medical responsibilities that are expected to be placed on them, as efforts are made to reduce the overall cost of health care. Each of the Company's present products, and those which are under development by the Company as well as products employing selectively acquired technology developed by others, are designed to provide sophisticated analysis of physiological data in near or real-time and report these analytical results to the primary care physician in order to detect and manage early signs of potentially acute diseases. These technologically advanced diagnostic tools lead to early detection and treatment thereby facilitating cost effective management of disease by a primary care physician rather than disease management in an expensive acute care facility, such as a hospital.

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


                          Annual Report 1998 - Page 4
ohms|cad System

     ohms|cad is Interactive Heart Management Corp.'s (IHMC) proprietary "On-line Health Management Service for Coronary Artery Disease". It is a telecommunication system designed as a total disease management process for CAD. It consists of Monitor One STRx, IHMC's Monitor One ambulant ischemia technology; a remote on-line diagnostic center (The ohms Center); and an integrated cardiology consultant practice. The entire system non-invasively and reliably quantifies the probable risk of a heart attack, unstable angina and death and rationally directs the patient to appropriate therapy with the accent on early detection, the modification of critical risk-factors and medical intervention.

     The overall system operates as an "expert system" emphasizing best medical treatment options for myocardial ischemia and continued coronary wellness. The system is an evidence based, relational mechanism, using CAD patient descriptors which include: demographics, medical history, current medical therapy, including aspirin, lipid and hypertension profiles, obesity and lifestyle, smoking, glucose levels and ambulant ischemia in its decision making.

     In addition, each individual patient's demographics and risk profiles are simultaneously entered into the ohms|cad database for prevention analysis and treatment. Recommendations for management are relational and tailored to an individual patient for lipid and hypertension management, antithrombosis, smoking, exercise, obesity and diabetes.

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


                          Annual Report 1998 - Page 5

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


                          Annual Report 1998 - Page 6

Selected Financial Data

     The selected financial data presented below as of November 30, 1998 and 1997 and for each of the three years in the three year period ended November 30, 1998 were derived from the Consolidated Financial Statements and Notes thereto of the Company which are included in this report and have been audited by Amper, Politziner & Mattia, independent auditors. The selected financial data presented below as of November 30, 1996, 1995 and 1994 and the years ended November 30, 1995 and 1994 were from the audited Consolidated Financial Statements of the Company which are not included in this report. The data presented below should be read in conjunction with the Company's audited Consolidated Financial Statements and Notes thereto which are included in this report.

                                                                          For the Years Ended November 30:
                                                           1998             1997           1996            1995            1994
                                                        -----------     -----------     -----------     -----------     -----------
Results of Operations
Net Sales                                               $ 2,046,627     $ 2,412,149     $ 3,316,659     $ 5,648,754     $ 8,369,461
Cost of sales                                             1,099,515       1,406,480       1,531,851       1,579,196       2,027,090
                                                        -----------     -----------     -----------     -----------     -----------

Gross profit                                                947,112       1,005,669       1,784,808       4,069,558       6,342,371

Selling, general and administrative
  expenses                                                2,623,984       3,038,949       3,910,436       5,164,478       5,806,320
Provisions for uncollectible accounts                       289,716         214,601          16,051          25,347         106,826
Research and development expenses                           486,843         551,681         454,268         382,244         337,277
Impairment charge                                                --              --         341,683              --              --
                                                        -----------     -----------     -----------     -----------     -----------

(Loss) earnings from operations                          (2,453,431)     (2,799,562)     (2,937,630)     (1,502,511)         91,948
Interest income                                              57,081          98,214         117,623              --              --
Interest expense                                           (179,704)        (25,430)        (33,876)        (68,142)        (84,429)
(Loss) gain on sale of securities                                --         (30,574)         42,473              --
                                                        -----------     -----------     -----------     -----------     -----------

(Loss) earnings before provision
  for income taxes                                       (2,576,054)     (2,757,352)     (2,811,410)     (1,570,653)          7,519
Provision for income taxes                                       --              --              --              --              --
                                                        -----------     -----------     -----------     -----------     -----------

(Loss) earnings before minority interest                 (2,576,054)     (2,757,352)     (2,811,410)     (1,570,653)          7,519
Minority interest in loss of subsidiary                          --              --              --          16,000          17,000
                                                        -----------     -----------     -----------     -----------     -----------

(Loss) earnings before extraordinary item                (2,576,054)     (2,757,352)     (2,811,410)     (1,554,653)         24,519
Extraordinary item-benefit from utilization
  of net operating loss carryforwards                            --              --              --              --              --
                                                        -----------     -----------     -----------     -----------     -----------

Net (loss) income                                       $(2,576,054)    $(2,757,352)    $(2,811,410)    $(1,554,653)    $    24,519
                                                        ===========     ===========     ===========     ===========     ===========

Per Share Data

(Loss) Income per common and
  dilutive common equivalent shares                     $      (.26)    $      (.29)    $      (.30)    $      (.19)    $       .00
                                                        ===========     ===========     ===========     ===========     ===========

Balance Sheet Data (at end of periods)

Working Capital                                         $ 2,392,161     $   803,415     $ 3,481,104     $ 3,369,177     $ 1,826,909

Total Assets                                              3,757,424       2,450,533       5,171,064       6,014,620       4,399,104

Total Liabilities                                         1,638,425         888,015       1,072,585       1,777,393       2,002,865

Stockholders' equity                                     (1,902,992)      1,562,518       4,098,479       4,237,227       2,380,239

Temporary equity, put                                     4,021,991              --              --              --              --

Stockholders equity (including
  temporary equity)                                       2,118,999       1,562,518       4,098,479       4,237,227       2,380,239


                          Annual Report 1998 - Page 7

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

                                                                     % For                          Period -to-Period
                                                                   Year Ended                          % Changes
                                                                  November 30,               ------------------------------
                                                        ------------------------------       1998        1997         1996
                                                                                              vs.         vs.          vs.
                                                         1998        1997        1996        1997        1996         1995
                                                         ----        ----        ----        ----        ----         ----
Net sales                                                100.0       100.0       100.0       (15.2)      (27.3)       (41.3)
Cost of sales                                             53.7        58.3        46.2       (21.8)       (8.2)        (3.0)
                                                        ------      ------       -----

Gross profit                                              46.3        41.7        53.8        (5.8)      (43.7)       (56.1)
Selling, general and administrative expenses             128.2       126.0       117.9       (13.7)      (22.3)       (24.3)
Provisions for uncollectible accounts                     14.2         8.9          .5        35.0      1237.0        (36.7)
Research and development expenses                         23.8        22.8        13.7       (11.8)      (21.4)        18.8
Impairment charge                                         --          --          10.3         *           *            *
                                                        ------      ------       -----

(Loss) earnings from operations                         (119.9)     (116.0)      (88.6)      (12.4)       (4.7)        95.5
Interest Income                                            2.7         4.1         3.5       (41.9)      (16.5)           *
Interest expense                                          (8.7)       (1.1)       (1.0)      606.7       (24.9)       (50.3)
(Loss) gain on sale of securities                         --          (1.2)        1.3         *           *            *
                                                        ------      ------       -----
(Loss) earnings before income taxes                     (125.9)     (114.2)      (84.8)       (6.6)       (1.9)        79.0
Income taxes                                              --          --          --           *           *            *
                                                        ------      ------       -----

(Loss) earnings before minority interest                (125.9)     (114.2)      (84.8)       (6.6)       (1.9)        79.0
Minority interest in loss of subsidiary                   --          --          --           *           *            *
                                                        ------      ------       -----
Net (loss) income                                       (125.9)     (114.2)      (84.8)       (6.6)       (1.9)        80.8
                                                        ======      ======       =====

*Not meaningful

Fiscal 1998 Compared with Fiscal 1997

Management's Discussion and Analysis of Financial Condition and Results of Operations

     Net sales for fiscal 1998 decreased 15.2% to $2,046,627 when compared to net sales of $2,412,149 for fiscal 1997. This decrease is primarily due to the continued transition of the Company's business from selling capital equipment to selling its ohms|cad disease management services through its wholly owned subsidiary, Interactive Heart Management Corp. As a result, sales of capital equipment decreased approximately 28% to $1,300,630 in fiscal 1998 while sales of disease management services increased 25% for the same period. The Company continues to focus on selling its ohms|cad system to managed care companies. The system has demonstrated "cost effective" outcomes while improving the health status of the patient. The ohms|cad program which began in CIGNA of Ohio during July 1998, was recently expanded to add their Medicare members. CIGNA HealthCare of Florida has also recently entered into an agreement to use the ohms|cad program beginning in April 1999.

     Revenues received through IHMC are structured on a contractual basis whereby the Company receives a payment from physician groups and health management organizations calculated as a percentage of the reduction of the organization's costs of providing care for CAD patients. An initial baseline is selected and the total CAD


                          Annual Report 1998 - Page 8
costs are computed as baseline costs. The ohms|cad system is then placed in service and used throughout the contract period to reduce costs and improve the health status of patients with coronary disease. At the end of each contract year the total CAD costs are then calculated and compared to the baseline year costs. The savings derived are distributed to the Company on a predetermined basis by the contracting organization. From inception of the contract, the Company receives a monthly pre-payment of a portion of the estimated savings. Such pre-payments are recorded as revenue. Once the actual reduction of cost is calculated, the pre-payments are subtracted and any additional savings distribution owed to the Company is billed and recorded at that time.

     The Company intends to aggressively continue marketing the ohms|cad system to leading health care providers throughout the United States. Although the Company has recently entered into several contractual arrangements, the recognition of total savings revenue will lag behind administrative and marketing costs for at least the first year of the contract period. Included in the Company's net loss of $(2,576,054) was approximately $(2,081,000) from Interactive Heart Management Corp.

     The Company's gross profit margin increased from 41.7% in fiscal 1997 to 46.3% in fiscal 1998. The increase was primarily due to the continued reduction of fixed costs related to the Company's production facility. These reductions were made in response to the decline in capital equipment sales.

     Selling, general and administrative expenses decreased by approximately $415,000 when compared to fiscal 1997, primarily due to management's continued commitment to reduce overall administrative expenses to bring them in line with expected revenues.

     The provision for doubtful accounts increased by approximately $75,000 when compared to fiscal 1997. This increase is primarily due to the reservation of certain accounts receivable of Interactive Heart Management Corp. While the Company has reviewed interim data and believes these amounts are due, a reserve has been set aside until the final accounting has been reconciled. Management is aggressively seeking payment on these overdue amounts.

     The Company has conducted a review of its computer systems and products to identify the systems that could be affected by the "Year 2000" issue and is implementing its plan to resolve the issue. The Year 2000 problem is the result of computer programs being written using two digits rather than four to define the applicable year. Any of the Company's programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a major system failure or miscalculations. The
Company presently believes, with modifications to existing software and converting to new software, the Year 2000 problem will not pose significant operational problems for the Company's computer systems as so modified and converted. However, if such modifications and conversions are not completed timely, the Year 2000 problem may have a material impact on the operations of the Company. Certain of the Company's products will require software upgrade to deal with the problem as well. The Company has begun to implement a Year 2000 upgrade for each of its products that are the subject of warranties and estimates that the total expense to be charged, including engineering, testing, parts and labor will be approximately $180,000, most of which has been expensed as incurred during fiscal 1998. The Company estimates the cost of upgrading internal software programs to be about $25,000 which will be incurred during 1999. While the Company's ohms|cad system is fully compliant, the Company relies on the information technology departments of existing and prospective customers for data utilized in proposing a contract and in measuring the amount of costs saved through the implementation of ohms|cad. The Company cannot assess the effect that Year 2000 programs implemented by these other companies will have.

     In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130 ("SFAS 130"), "Reporting Comprehensive Income". SFAS 130 establishes standards for the reporting and presentation of comprehensive income, its components and accumulated balances. Comprehensive income, as defined, includes all changes to equity except those resulting from investments by or distributions to owners. Among other disclosures, SFAS 130 requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statement. The Company will adopt SFAS 130 in the fiscal year ending November 30, 1999. Adoption of this statement will have no impact on the Company's financial position or results of operations.

     In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131 ("SFAS

                          Annual Report 1998 - Page 9

131"), "Disclosures about Segments of an Enterprise and Related Information". SFAS 131 establishes standards for the disclosure of certain information about the operating segments of a business. It also requires the disclosure of information about the products and services of the business, the geographic areas in which it operates, and its major customers. The Company will adopt SFAS 131 in the fiscal year ending November 30, 1999. Adoption of this Statement will have no impact on the Company's financial position or results of operations.

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 ("SFAS 133"), "Accounting for Derivative Instruments and Hedging Activities". SFAS 133 establishes accounting and reporting standards for derivative as either assets or liabilities and measure them at fair value. Under certain conditions, the gains or losses from derivatives may be offset against those from the items the derivatives hedge against. Otherwise, gains and losses from derivatives are recognized currently in the results of operations. The Company will adopt SFAS 133 in the fiscal year ending November 30, 2000. Adoption of this statement is not anticipated to have a material effect on the Company's financial position or results of operations.

     In management's opinion, SFAS Nos. 130, 131, and 133, when adopted, will not have a material effect on the Company's financial statements.

Fiscal 1997 Compared with Fiscal 1996

     Net sales for fiscal 1997 decreased 27.3% to $2,412,149 when compared to $3,316,659 for fiscal 1996. The decrease was primarily due to the Company changing its sales focus beginning in fiscal 1995 from selling capital equipment to selling its ohms|cad disease management services through IHMC. The decision to place a decreasing emphasis on the sales of capital equipment was responsive to the general decline in the market for capital equipment sold to physicians. Management believes the demand for office medical equipment decreased because of the increased utilization of "capitation" arrangements between managed care organizations and physicians resulting in a change in the way physicians are compensated for performing testing procedures utilizing equipment manufactured by the Company. As a result, the Company's sales efforts focused on selling the ohms|cad system to physician groups and health management organizations. These efforts resulted in adding San Jose Medical Group and CIGNA HealthCare of Ohio to the managed care organizations utilizing ohms|cad during 1997.

     The Company's gross profit margin decreased to 41.7% in fiscal 1997 from 53.8% in fiscal 1996. The decrease was primarily due to the decline in capital equipment sales while certain fixed costs remained constant.

     Selling, general and administrative expenses for fiscal 1997 decreased by approximately $870,000 when compared to fiscal 1996, primarily due to a continued reduction in sales related expenses in the capital equipment segment. Management has continued to reduce overall administrative expenses while selling costs related to ohms|cad have grown.

     The provision for doubtful accounts increased by approximately $200,000 when compared to fiscal 1996. This increase is primarily due to the reservation of certain accounts receivable of IHMC. While the Company has reviewed interim data and believes these amounts are due, a reserve has been set aside until the final accounting has been reconciled.

Fiscal 1996 Compared with Fiscal 1995

     Net sales for fiscal 1996 decreased approximately 41.3% to $3,316,659 when compared to $5,648,754 for fiscal 1995. This decrease was due to the continued reduction in capital equipment sales through the Company's direct sales force. This reduction was primarily attributable to the primary care market shifting from fee-for-service to prepaid managed contracts. Throughout fiscal 1996, the Company's management shifted its resources and focused its efforts on the development and marketing of the ohms|cad system through its wholly owned subsidiary, IHMC.

     During April 1996, the Company entered into a strategic alliance agreement with SmithKline Beecham to jointly market the ohms|cad system to physician groups and health maintenance organizations, which was


                          Annual Report 1998 - Page 10
terminated by the parties in March 1998. SmithKline purchased $2,000,000 worth of the Company's common stock and warrants to fund the increased marketing efforts on the implementation of the ohms|cad system.

     The Company has aggressively marketed the ohms|cad system to over 20 leading health care providers throughout the United States. Included in the Company's net loss of $(2,811,410) was approximately $(1,566,000) from IHMC.

     The Company's gross profit margin decreased from 72% to approximately 53.8% during fiscal 1996. The decrease was directly related to the decrease in net sales while certain fixed costs remained constant.

     Selling, general and administrative expenses decreased by approximately $1,250,000, primarily due to a reduction in sales-related expenses. While management has reduced general and administrative expenses where necessary, expenses related to the marketing and implementation of the ohms|cad disease management system have risen.

     The provision for doubtful accounts remained less than 1% of sales. The Company maintains strict credit policies with respect to capital equipment sales to primary care physicians. Revenue received through the Company's subsidiary, IHMC, has been on a contractual basis.

     Research and development expenses remained consistent with prior years.

Liquidity and Capital Resources

     To date, the Company's principle sources of working capital have been provided by proceeds from public and private placements of securities and the sale of certain assets. Since the Company's inception, sales of securities and assets have generated approximately $20,000,000 less applicable expenses.

     The Company had an installment note payable to a bank in the amount of $625,000 dated March 1, 1995. The Company made monthly installment payments of $25,000 plus interest at 1% over prime rate. The note was fully paid on March 31, 1997.

     On December 18, 1997, the Company sold 8% Convertible Notes (the "Notes") in the principal amount of $2,000,000 in a private placement to three investors. Interest on the notes accrued monthly and was due on December 18, 2002. On November 16, 1998, the Company sold an aggregate of 1,926,702 shares of its common stock for $3,217,626 in a private placement to investors led by the same three investors that purchased the Notes. The Company received gross cash proceeds of $2,020,936 from the sale of shares and the balance was paid by converting $1,050,000 of $2,000,000 principal amount of the Notes and accrued interest of $146,663 into shares of common stock. The remaining $950,000 principal amount of the Notes were amended to increase the interest rate to 16% per annum, and to grant to Noteholders a security interest in substantially all of the Company's assets. Interest on the Notes is capitalized annually and will be due at maturity. The Company may redeem the Notes for cash or common stock for certain premiums and subject to conditions contained in the amended Note Agreement. The Company is required to redeem the Notes at higher premiums in the event of a change of control. The Note Agreement prohibits the Company from paying dividends until the Notes are paid.

     In connection with the sale of the shares, the Company granted certain rights to the purchasers, including registration rights and the right to cause the Company to purchase the shares at the following prices in certain events, such as bankruptcy, a default in payments or if the Company is no longer listed on the NASDAQ Small Cap Market at the following prices:

                  Year                               Redemption Price
                  ----                               ----------------
                  1998                                   $2.0875
                  1999                                   $2.0040
                  2000                                   $1.9205
                  2001                                   $1.8370
                  2002 and thereafter                    $1.6700


                          Annual Report 1998 - Page 11

In the event the Company is required to redeem the shares for cash, which management believes is not likely during fiscal 1999, the Company will have to seek financing or sell assets to pay the redemption price. See Note 8 of Notes to Consolidated Financial Statements.

     The Company had working capital of $2,392,161 at November 30, 1998 compared to $803,415 at November 30, 1997 and ratios of current assets to current liabilities of 5.4:1 and 2.0:1 as of November 30, 1998 and 1997, respectively. The working capital increase of approximately $1,600,000 was primarily due to the Company's debt refinancing and sales of securities.

     The Company has anticipated that funds generated from operations, together with cash and investments, may be sufficient to meet its working capital requirements for the current year. However, in the event revenues do not meet management's expectations or there is an event which causes the Notes to be due and requires the Company to repurchase the shares in the manner described above, the Company will be required to seek additional financing. There can be no assurance that such financing will be available to the Company.

     The Company maintains a general policy of net 30-day payment terms on equipment sales to distributors, cash or third-party leasing arrangements with direct sales to physicians and letters of credit for international sales. In some instances, the Company has extended payment terms beyond net 30 to selected distributors. The Company's receivables balances over 90 days past due was 11.4% of the receivables balance at November 30, 1998 compared to 19.2% at November 30, 1997. The Company is aggressively seeking payment arrangements on these overdue amounts.

     The Company, with its IHMC subsidiary, enters into contract arrangements with physician groups and managed care organizations where a prepayment toward cost savings is made per month. The Company expects revenue to increase as it recognizes cost savings from current contracts and additional revenues from new contracts during fiscal 1999.

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

     Need for Additional Capital As of November 30, 1998, the Company had approximately $2,075,000 cash and short term investments. The Company has experienced negative cash flows since fiscal 1995 and expects the negative cash flow to continue until significant service revenue is generated under agreements to provide ohms|cad services. The Company expects that the monthly negative cash flow will decrease as a result of increased activities related to ohms|cad. The Company's future success is highly dependent upon its continued access to sources of financing which it believes are necessary for the continued support of IHMC's sales effort. In addition, significant additional financing would be required in the event the Company is required to redeem the Notes and shares of stock issued in a private placement in November 1998. In the event the Company is unable to maintain access to its existing financing sources, or obtain other sources of financing, there would be a material adverse effect on the Company's business, financial position and results of operations.

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

     Stock Price Fluctuations The Company's participation in a highly competitive industry often results in significant volatility in the Company's common stock price. This volatility in the stock price is significant risk investors should consider.

                          Annual Report 1998 - Page 12

     Forward Looking Statements This Annual Report contains certain forward-looking statements that are based on current expectations. In light of the important factors that can materially affect results, including those set forth above and elsewhere in this Annual Report, the inclusion of forward-looking information herein should not be regarded as a representation by the Company or any other person that the objectives or plans of the Company will be achieved. The Company may encounter competitive, technological, financial and business challenges making it more difficult than expected to continue to market its products and services; competitive conditions within the industry may change adversely; the Company may be unable to retain existing key management personnel; the Company's forecasts may not accurately anticipate market demand; and there may be other material adverse changes in the Company's operations or business. Certain important factors affecting the forward looking statements made herein include, but are not limited to (i) accurately forecasting capital expenditures and (ii) obtaining new sources of external financing. Assumptions relating to budgeting, marketing, product development and other management decisions are subjective in many respects and thus susceptible to interpretations and periodic revisions based on actual experience and business developments, the impact of which may cause the Company to alter its capital expenditure or other budgets, which may in turn affect the Company's financial position and results of operations.


                          Annual Report 1998 - Page 13

                                            CONSOLIDATED BALANCE SHEETS
                                                   November 30,

                                                      ASSETS

                                                                                                      1998                 1997
                                                                                                  ------------         ------------
Current assets
     Cash and cash equivalents                                                                    $  2,075,179         $    640,266
     Accounts receivable, net of allowance for doubtful accounts
      and sales returns of $500,000 and $250,000, respectively                                         304,465              197,901
     Inventory                                                                                         503,994              667,255
     Prepaid expenses and other current assets                                                          57,776               68,439
                                                                                                  ------------         ------------
                                                                                                     2,941,414            1,573,861

Property and equipment, net of accumulated depreciation                                                578,404              624,761
Product software development costs                                                                      34,856               60,998
Other assets                                                                                           202,750              190,913
                                                                                                  ------------         ------------

                                                                                                  $  3,757,424         $  2,450,533
                                                                                                  ============         ============


                                       LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
     Accounts payable and accrued liabilities                                                     $    549,253         $    770,446

Convertible long-term debt                                                                             950,000                   --
Leases payable, long-term                                                                              107,724               77,522
Deferred warranty revenue                                                                               31,448               40,047
                                                                                                  ------------         ------------

Total Liabilitites                                                                                   1,638,425              888,015
                                                                                                  ============         ============

Temporary equity-put option                                                                          4,021,991                   --

Stockholders' equity
     Common stock $.001 par value; 20,000,000 shares
      authorized; 11,586,321 and 9,648,519 shares issued
      and 11,564,321 and 9,626,519 outstanding, respectively                                            11,587                9,649
     Paid-in capital                                                                                17,150,547           18,041,941
     Accumulated deficit                                                                           (18,989,501)         (16,413,447)
                                                                                                  ------------         ------------
                                                                                                    (1,827,367)           1,638,143
     Less: treasury stock at cost, 22,000 common shares                                                (75,625)             (75,625)
                                                                                                  ------------         ------------
        Total stockholders' equity                                                                  (1,902,992)           1,562,518
                                                                                                  ------------         ------------

                                                                                                  $  3,757,424         $  2,450,533
                                                                                                  ============         ============


           See accompanying notes to consolidated financial statements


                          Annual Report 1998 - Page 14

                                       CONSOLIDATED STATEMENTS OF OPERATIONS
                                         For the Years Ended November 30,

                                                            1998                 1997                  1996
                                                        -----------           -----------           -----------
Sales                                                   $ 2,052,157           $ 2,452,084           $ 3,529,216
Less sales returns and allowances                             5,530                39,935               212,557
                                                        -----------           -----------           -----------
                                                          2,046,627             2,412,149             3,316,659

Cost of sales                                             1,099,515             1,406,480             1,531,851
                                                        -----------           -----------           -----------

Gross profit                                                947,112             1,005,669             1,784,808

Selling, general, and administrative expenses             2,623,984             3,038,949             3,910,436
Provision for uncollectible accounts                        289,716               214,601                16,051
Research and development expenses                           486,843               551,681               454,268
Impairment charge                                                --                    --               341,683
                                                        -----------           -----------           -----------

Loss from operations                                     (2,453,431)           (2,799,562)           (2,937,630)
Interest income                                              57,081                98,214               117,623
Interest expense                                           (179,704)              (25,430)              (33,876)
(Loss) gain on sale of securities                                --               (30,574)               42,473
                                                        -----------           -----------           -----------

Loss before provision for income taxes                   (2,576,054)           (2,757,352)           (2,811,410)

Provision for income taxes                                       --                    --                    --
                                                        -----------           -----------           -----------

Net loss                                                $(2,576,054)          $(2,757,352)          $(2,811,410)
                                                        ===========           ===========           ===========


Net loss per share - basic and diluted                  $      (.26)          $      (.29)          $      (.30)
                                                        ===========           ===========           ===========

Weighted average common shares
Outstanding - basic and diluted                           9,893,022             9,562,000             9,287,420
                                                        ===========           ===========           ===========


           See accompanying notes to consolidated financial statements


                          Annual Report 1998 - Page 15

                                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                   For the Three Years Ended November 30, 1998


                                                                                                          Unrealized
                                                                                                         Gain (Loss)
                                                                                      Common Stock      on Securities
                                     Common       Paid-in        Accumulated       Held in Treasury      Available
                                     Stock        Capital          Deficit         Shares    Amount       for Sale         Total
                                     -----        -------          -------         ------    ------       --------         -----
Balances - November 30, 1995        $ 8,950     $15,138,714     $(10,844,685)      22,000   $(75,625)     $  9,873      $ 4,237,227

  Exercise of stock options             349         704,740               --           --         --            --          705,089
   and warrants

  Issuance fees associated
   with private placements               --          (6,787)              --           --         --            --           (6,787)

  Issuance of common stock
   through strategic alliance
   agreement                            178       1,999,813               --           --         --            --        1,999,991

  Net loss                               --              --       (2,811,410)          --         --            --       (2,811,410)

  Unrealized loss on securities
   available for sale                    --              --               --           --         --       (25,631)         (25,631)
                                    -------     -----------     ------------      -------   --------      --------      -----------

Balances - November 30, 1996          9,477      17,836,480      (13,656,095)      22,000    (75,625)      (15,758)       4,098,479

Exercise of stock options               172         205,461               --           --         --            --          205,633

  Net loss                               --              --       (2,757,352)          --         --            --       (2,757,352)

  Unrealized gain on securities
  available for sale                     --              --               --           --         --        15,758           15,758
                                    -------     -----------     ------------      -------   --------      --------      -----------

Balances - November 30, 1997          9,649      18,041,941      (16,413,447)      22,000    (75,625)           --        1,562,518

  Issuance of common stock
   and put options                    1,927        (806,324)              --           --         --            --         (804,397)
  Issuance fees associated
   with financing                        --        (100,424)              --           --         --            --         (100,424)

  Exercise of stock options              11          15,354               --           --         --            --           15,365

  Net loss                               --              --       (2,576,054)          --         --            --       (2,576,054)
                                    -------     -----------     ------------      -------   --------      --------      -----------

 Balances - November 30, 1998       $11,587     $17,150,547     $(18,989,501)      22,000   $(75,625)     $     --      $(1,902,992)
                                    =======     ===========     ============      =======   ========      ========      ===========


           See accompanying notes to consolidated financial statements

                          Annual Report 1998 - Page 16

                                       CONSOLIDATED STATEMENTS OF CASH FLOWS
                                         For the Years Ended November 30,

                                                                      1998                 1997                1996
                                                                  -----------          -----------          -----------
Cash flows from operating activities
  Net loss                                                        $(2,576,054)         $(2,757,352)         $(2,811,410)
                                                                  -----------          -----------          -----------
  Adjustments to reconcile net loss to
    net cash (used) by operating activities
    Depreciation and amortization                                     269,471              267,738              297,432
    Impairment charge                                                      --                   --              341,683
    (Increase) decrease in
    Accounts receivable                                              (106,564)             206,029              444,755
    Inventory                                                         163,261              456,409              285,141
  Prepaid expenses and other current assets                           (28,988)              15,635              (15,671)
    Increase (decrease) in
  Accounts payable and accrued liabilities                            (38,780)             (85,349)            (410,589)
    Other, net                                                          4,583              (50,917)              16,871
                                                                  -----------          -----------          -----------
      Total adjustments                                               262,983              809,545              959,622
                                                                  -----------          -----------          -----------
                                                                   (2,313,071)          (1,947,807)          (1,851,788)
                                                                  -----------          -----------          -----------

Cash flows from investing activities
  Purchase of securities available for sale                                --                   --           (3,662,600)
  Sale of securities available for sale                                    --            2,185,594            3,204,000
  Capital expenditures                                               (168,699)            (383,840)            (273,969)
                                                                  -----------          -----------          -----------
                                                                     (168,699)           1,801,754             (732,569)
                                                                  -----------          -----------          -----------

Cash flows from financing activities
  Principal payment on long-term debt                                      --             (100,000)            (300,000)
  Net proceeds from issuance of long-term
    convertible debt                                                1,980,805                   --                   --
  Net proceeds from issuance of common stock
    and put options                                                 1,935,878              205,633            2,698,293
                                                                  -----------          -----------          -----------
                                                                    3,916,683              105,633            2,398,293
                                                                  -----------          -----------          -----------

Net change in cash and cash equivalents                             1,434,913              (40,420)            (186,064)

Cash and cash equivalents - beginning                                 640,266              680,686              866,750
                                                                  -----------          -----------          -----------

Cash and cash equivalents - ending                                $ 2,075,179          $   640,266          $   680,686
                                                                  ===========          ===========          ===========

Supplemental disclosure of cash paid
  Interest                                                        $    25,416          $    25,430          $    36,708
  Income taxes                                                          4,076                5,632                7,853


           See accompanying notes to consolidated financial statements


                          Annual Report 1998 - Page 17

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1

Liquidity

     During  November  1998,  qmed,  Inc.  and   Subsidiaries   (the  "Company")
restructured certain debt with the Galen Funds (see Note 8) to provide working capital and to increase equity.

     Although the Company anticipates operating losses during the 1999 fiscal year, the Company believes that available cash on hand and the operating plan for 1999, which includes new contracts both signed and anticipated to be signed for its disease management services, will provide sufficient working capital to meet its needs for the current year.

Note 2

Significant Accounting Policies

Nature of Business

     The Company operates in two industry segments: medical equipment sales and disease management services. Sales are made nationwide through direct sales to physicians and managed care organizations.

Principles of Consolidation

     The consolidated financial statements include the accounts of qmed, Inc., its majority owned (83%) subsidiary, Heart Map, Inc., and its wholly owned subsidiary, Interactive Heart Management Corp. All intercompany accounts and transactions have been eliminated in consolidation.

Cash and Cash Equivalents

     The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents for financial statement purposes.

Concentration of Credit Risk

     Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash and cash investments. The Company restricts cash and cash investments to financial institutions with high credit standings. At November 30, 1998, the Company had approximately $2,000,000 invested with one financial institution.

Investments

     Realized gains and losses are determined using the specific identification method.

Inventory

     Inventory consists of finished units and components and supplies, and is stated at the lower of cost (moving weighted average method) or market.

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

Product Software Development Costs

     The  Company  capitalizes  certain  costs  related  to the  development  of computer software once technological feasibility of the software has been established. Product software development costs are amortized using the straight-line method over the estimated useful economic life of the software developed, which is generally 36 months.

Cost of Technology

     Cost of acquired technology is stated at the lower of amortized cost or estimated net realizable value. The balance of $341,683 at November 30, 1996 was written off since the estimated realizable value was deemed to be zero. It was determined that such technology no longer had a realizable value because in fiscal 1996, the


                          Annual Report 1998 - Page 18

Note 2

     Company focused primarily on the development and marketing of the ohms|cad system. Acquired technology was being amortized on a straight-line basis over the estimated useful life of 7 years. Amortization was $0 in both 1998 and 1997 and approximately $100,000 in 1996.

Stock Option Plan

     The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related interpretations in accounting for its employee stock options and warrants. Under this method, compensation cost is measured as the amount by which the market price of the underlying stock exceeds the exercise price of the stock option at the date that the number of options granted and the exercise price are known.

Earnings Per Common Share

     Effective for the Company's financial statements for the year ended November 30, 1998, the Company adopted Statement of Financial Accounting Standards No. 128, "Earnings per Share," (SFAS 128). SFAS 128 replaces the presentation of primary earnings per share ("EPS") and fully diluted EPS with a presentation of basic EPS and diluted EPS, respectively. Basic EPS excludes dilution and is computed by dividing earnings available to common stockholders by the weighted-average number of common shares outstanding during the period. Diluted EPS assumes conversion of dilutive options and warrants, and the issuance of common stock for all other potentially dilutive equivalent shares outstanding.

     All EPS data for prior periods has been restated. The adoption of SFAS 128 did not have a material effect on the Company's reported EPS amounts.

Revenue Recognition

     Revenue is recognized on equipment sales when the equipment is shipped and title passes. The Company does not enter into consignment arrangements with its customers; however, management does allow the return of equipment in certain situations as an accommodation to the customer, or after exhausting alternative means of collection of related accounts receivable. Management establishes estimated accruals for returns from customers and for allowances granted to them at the time of shipment. The Company has, from time to time, introduced new products or technologically-advanced versions of existing products. The Company allows certain customers the opportunity upon the introduction of new or upgraded products to exchange their existing units for new units. In such cases, revenue is recognized and additional funds are received to the extent of the net price differential at the time of exchange. Contracts entered into generally do not require collateral.

     The Company enters into contractual arrangements with physician groups and managed care organizations. Revenue is recognized based on management's estimates of amounts earned. At the inception of such a contract, management estimates the total expected reduction in coronary artery disease ("CAD") costs over the term of the contract. The contract provides for the Company to receive a monthly prepayment toward the Company's fees under the contract, which is a negotiated share of the actual reduction in CAD costs compared to a base year. The prepayment is a fraction of the estimated total fees to be received. At specified times during the course of the contract, the actual reduction in CAD costs is calculated and the Company then recognizes the amount billed, which exceeds the monthly payments received. For the years ended November 30, 1998, 1997, and 1996, approximately $745,000, $595,000, and $276,000, respectively, from the above such contracts were included in revenue. Certain contracts contain stipulations that, if not met, would require the Company to refund a portion of prepayments received. The maximum amount of the refund would be $164,000 at November 30, 1998. However, it is management's opinion that the stipulations will be met.

     The Company sells extended service warranty contracts to consumers usually with terms of one to three years commencing at the termination of the manufacturer's warranty. The Company recognizes revenue from the sale of two- and three-year contracts over the period of the contracts based on the historical pattern of costs incurred. Such related costs incurred over contract years one, two, and three are 76%, 17%, and 7%, respectively. Revenue on one-year warranty contracts is recognized on a straight-line basis.


                          Annual Report 1998 - Page 19

Note 2

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

Reclassifications

     Certain reclassifications have been made to the cost of sales in the prior years income statements in order to conform to the current year presentation. $514,000 and $212,000 was reclassed from operating expenses into cost of goods sold for 1997 and 1996, respectively.

Note 3

Investments

     Sales of available-for-sale securities for the year ended November 30, were as follows:

                                         1998           1997             1996
                                         ----           ----             ----
     Proceeds from sale                 $    --     $ 2,185,594      $ 3,204,000
     Gross realized gains                    --              --           42,473
     Gross realized losses                   --         (30,574)              --

Note 4

Inventory
                                                               November 30,
                                                          1998            1997
                                                          ----            ----
     Raw materials
       (component parts and supplies)                   $216,350        $209,580
     Finished units                                      287,644         457,675
                                                        --------        --------
                                                        $503,994        $667,225
                                                        ========        ========

     During 1998 and 1997, the Company capitalized as equipment approximately $40,000 and $205,000, respectively, of inventory which is loaned to physicians in the event that their original unit is being repaired. The estimated useful life is five years.

Note 5

Property and Equipment

                                                            November 30,
                                                      1998              1997
                                                      ----              ----

     Machinery and equipment                      $ 1,151,318       $ 1,146,762
     Loaner equipment                                 244,542           204,698
     Furniture and fixtures                           387,011           385,527
     Office equipment                                 622,881           611,675
     Leasehold improvements                            51,746            45,846
     Equipment held under capital leases              341,696           235,987
                                                  -----------       -----------
                                                    2,799,194         2,630,495
     Less accumulated depreciation and
       amortization                                (2,220,790)       (2,005,734)
                                                  -----------       -----------
     Property and equipment - net                 $   578,404       $   624,761
                                                  ===========       ===========

     At November 30, 1998 and 1997, the equipment under the capital leases had net book values of approximately $148,000 and $100,000, respectively.

     Depreciation expenses were $198,000, $214,000, and $167,000 for 1998, 1997, and 1996, respectively.

                          Annual Report 1998 - Page 20

Note 6

Product Software Development Costs

     During the years ended November 30, 1998, 1997, and 1996, amortization costs related to product software development costs were $26,142 per year.

Note  7

Accounts Payable and Accrued Liabilities

                                                              November 30,
                                                        1998              1997
                                                        ----              ----

     Accounts payable - trade                         $278,224          $394,264
     Deferred warranty revenue                         156,813           204,260
     Accrued payroll                                    78,539            76,997
     Other accrued expenses                             35,677            94,925
                                                      --------          --------

                                                      $549,253          $770,446
                                                      ========          ========

Note 8

Convertible Long-Term Debt

     On December 18, 1997, the Company issued 8% Convertible Subordinated Notes (the "Notes") at face value, to three investors (the "Galen Funds"), in exchange for $2,000,000 cash. The Notes mature December 18, 2002. Interest accrues monthly, is compounded annually, and is payable upon maturity. The Notes were convertible into shares of common stock at the rate of $5.60 per share.

     On November 16, 1998, the Galen Funds converted Notes with a face value of $1,050,000, plus $146,657 of accrued interest, into shares of common stock. The Galen Funds also invested an additional $2,020,936 in cash. In exchange, the Company issued to the Galen Funds 1,926,702 shares of common stock and 500,000 seven-year warrants (the "Warrants") to purchase additional shares of common stock for $3.6875 per share. The terms of the remaining $950,000 of Notes were changed to increase the interest rate to 16%, to decrease the conversion rate to $3.6875 per share, and to grant the Galen Funds a security interest in substantially all of the Company's assets. The Galen Funds were also given the right to redeem any or all of the 1,926,702 shares at the prices specified below, upon the occurrence of an event of default (such as bankruptcy or NASDAQ delisting), change in control, or transfer or lease of a substantial part of the Company's assets. The prices at which the Company would be obliged to redeem the stock are as follows:

     Year                                              Redemption Price
     ----                                              ----------------
     1998                                                  $2.0875
     1999                                                   2.0040
     2000                                                   1.9205
     2001                                                   1.8370
     2002 and after                                         1.6700

     In the event the average closing price of the Company's common stock equals or exceeds $7.375 for a period of twenty consecutive trading days, the Company may redeem the Notes for cash or common stock for Redemption Price, as specified in Column A below. Otherwise, the Notes may be redeemed by the Company for the Redemption Price in Column B.

     Year                                           Redemption Price
     ----                                           ----------------
                                                 A                    B
     1998                                      105%                112.1%
     1999                                      104%                125.6%
     2000                                      103%                140.8%
     2001                                      102%                157.7%
     2002                                      100%                176.8%

     The Company is required to redeem the Notes at higher premiums in the event of a change of control. The Company is prohibited from paying dividends until the Notes are paid.


                          Annual Report 1998 - Page 21

Note 8

     The Company has excluded the maximum possible cash obligation related to the potential redemption of the $1,926,702 shares issued to the Galen Funds outside of permanent equity, under the caption "Temporary equity-put option". Since this amount exceeded the proceeds received from the Galen Funds, a decrease to additional paid-in capital was recorded. As the maximum possible cash obligation declines in accordance with the redemption prices noted above, such decline will be reflected as a decrease to "Temporary equity-put option", and an increase in additional paid-in capital.

Note 9

Capital Lease Obligations

     The Company has entered into various capital leases for equipment expiring through November 2001 with aggregate monthly payments of $5,943.

     The following is a schedule by years of future minimum lease payments under capital leases together with the present value of the net minimum lease payments as of November 30, 1998:

        For the Years Ending
           November 30,

          1999                                                 $  63,043
          2000                                                    50,788
          2001                                                    45,080
          2002                                                    27,011
          2003                                                     8,352
                                                               ---------

     Total minimum lease payments                                194,274
     Less amount representing interest                           (39,652)
                                                               ---------
     Present value of net minimum lease
         payments                                                154,622
     Less current maturities                                     (46,898)
                                                               ---------
     Long-term maturities                                      $ 107,724
                                                               =========

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

     Under the 1986, 1990, and 1997 plans, options are exercisable in cumulative 33% increments after the first and each subsequent anniversary of the date of the grant, except for officers' options which generally are exercisable immediately. The incentive and nonqualifying stock options expire ten years after the date of the grant.

     Options granted under all plans must be at a price per share not less than the fair-market value per share of common stock on the date the option is granted.

     Pro forma information regarding net income and earnings per share has been determined as if the Company had accounted for its employee stock options under the fair-value method. The fair value for these options was


                          Annual Report 1998 - Page 22

Note 10
estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for November 30:

                                                1998                1997
                                                ----                ----

     Risk-free interest rate                       4.7%               6.8%
     Expected volatility                          70.0%              65.0%
     Dividend yield                                  --                 --
     Expected life                            5.5 years          5.5 years

     There were no options issued during the year ended November 30, 1996.

     The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair-value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

     For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows:

                                                   1998                1997
                                                   ----                ----
     Pro forma net loss                      $  (2,576,054)       $  (2,895,256)

     Pro forma loss per share
     Basic                                            (.27)                (.30)
     Diluted                                          (.27)                (.30)

     There was no compensation expense recorded from stock options for the years ended November 30, 1998, 1997, and 1996.

     A summary of the Company's stock option activity, and related information for the years ended November 30, follows:

                                                      Weighted-Average       Number of Shares      Weighted-Average
                                       Options         Exercise Price          Exercisable              Exercise
                                       -------         --------------          -----------              --------
Price
     Outstanding
       November 30, 1995              1,269,008            $ 1.81                1,038,328               $ 1.48
         Granted                             --                --
         Exercised                     (280,805)             1.48
         Terminated                     (18,224)             2.58
                                      ---------

     Outstanding
       November 30, 1996                969,979              1.91                  854,541                 1.58
         Granted                         78,250              6.56
         Exercised                     (164,363)             1.17
         Terminated                     (15,936)             5.20
                                      ---------

     Outstanding
       November 30, 1997                867,930              2.45                  788,226                 1.97
         Granted                        353,133              3.56
         Exercised                      (11,100)             1.38
         Terminated                    (172,033)             6.57
                                      ---------

     Outstanding
       November 30, 1998              1,037,930              2.09                  921,224                 1.94


                          Annual Report 1998 - Page 23

Note 10

     Weighted-average fair
     value of options granted
     during the year                          1998            1997
                                              ----            ----

              Where exercise price
              equals stock price             $  --            $  --

              Where exercise price
              exceeds stock price            $ 3.56           $ 4.16

              Where stock price
              exceeds exercise price         $  --            $  --

Following is a summary of the status of stock options outstanding at November 30, 1998:

                                   Outstanding Options                       Exercisable Options
                                   -------------------                       -------------------

                                      Weighted-
                                       Average            Weighted-                     Weighted-
     Exercise                         Remaining            Average                       Average
     Price Range      Number      Contractual Life      Exercise Price     Number     Exercise Price
     -----------      ------      ----------------      --------------     ------     --------------
     $     .75 - .75     192,324           2.2            $     .75         192,324       $    .75
     $   1.38 - 1.75     403,473           4.6            $    1.56         403,473       $   1.56
     $   2.75 - 3.75     442,133           8.3            $    3.16         325,427       $   3.10
     ---------------   ---------     ---------            ---------      ----------       --------

     $    .75 - 3.75   1,037,930           5.7            $    2.09         921,224       $   1.94

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

     During fiscal 1995, the Company issued warrants to various parties, to purchase 435,890 shares of the Company's common stock at exercise prices ranging from $2.75 - $5.75 per share. The warrants are exercisable over a three-year period. During fiscal 1996, 55,000 of these warrants were exercised at prices ranging from $2.75 - $5.75 per share.

     During fiscal 1996, the Company issued warrants to two directors to purchase an aggregate of 60,000 shares of the Company's common stock at an exercise price of $8.75 per share. The warrants are exercisable over a three-year period ending April 16, 1999.

     There were no warrants exercised for the fiscal year ended November 30, 1998 and 1997.


                          Annual Report 1998 - Page 24

Note 11

Income Taxes

     Deferred tax attributes resulting from differences between financial accounting amounts and tax bases of assets and liabilities at November 30, 1998 and 1997 follow:

                                                      November 30,
                                                       1998              1997
     Current assets and liabilities
         Allowance for doubtful accounts               $    6,600     $   17,600
         Inventory overhead capitalization                 42,900         41,000
         Deferred warranties                               28,200         59,000
                                                       ----------     ----------
                                                           77,700        117,600
         Valuation allowance                               77,700        117,600
                                                       ----------     ----------

     Net current deferred tax asset (liability)        $       --     $       --
                                                       ==========     ==========

     Noncurrent assets and liabilities
         Depreciation                                  $    9,000     $    5,800
         General business credit                               --        211,000
         Net operating loss carryforward                2,354,000      3,960,000
         Capital loss carryforward                          4,600             --
                                                       ----------     ----------
                                                        2,367,600      4,176,800
         Valuation allowance                            2,367,600      4,176,800
                                                       ----------     ----------
     Net noncurrent deferred tax
         asset (liability)                             $       --     $       --
                                                       ==========     ==========

     The valuation reserve has been established for those tax credits, loss carryforwards and deductible temporary differences which are not presently considered more likely than not to be realized.

     The statutory income tax rate differs from the effective tax rate used in the financial statements as a result of the current year net operating losses, the benefit of which is not being recognized in the current year. The valuation allowance decreased $1,809,200 in 1998 due to expiration of net operating loss carryforwards, and increased $229,200 in 1997.

     The reconciliation of the effective income tax rate to the Federal statutory rate is as follows:

                                                   1998       1997       1996
                                                   ----       ----       ----
     Federal income tax rate                      (34.0)%    (34.0)%    (34.0)%
     Effect of net operating loss carryforward
        and valuation allowance                    34.0%      34.0%      34.0%
                                                   ----       ----       ----
     Effective income tax rate                      0.0%       0.0%       0.0%

     As of November 30, 1998, the Company has the following net operating loss carryforwards for tax purposes:

     Expiration Date:

       For the Year Ending
          November 30,
          ------------
              2002                  $     915,000
              2003                      4,340,000
              2004                      1,500,000
              2005                        495,000
              2007                         12,000
              2008                        357,000
              2010                      1,936,000
              2011                      5,821,000
              2012                      3,399,000
                                    -------------
                                    $  18,775,000
                                    =============


                          Annual Report 1998 - Page 25

Note 11

     As of November 30, 1998, the Company has the following general business tax credit carryforwards for tax purposes:

     Expiration Date:

       For the Year Ending
          November 30,
          ------------

              1999                     $   38,000
              2000                         58,000
              2001                         65,000
              2002                         17,000
                                       ----------
                                       $  178,000
                                       ==========

Note 12

Retirement Plan

     The Company has a 401(k) plan which allows its employees to set aside a part of their earnings, tax deferred, to be matched by the Company as determined each year by resolution of the Board of Directors. There was no employer contribution for the year ended November 30, 1996. During the years ended 1998 and 1997 the Company matched $.25 for each dollar up to 6% of an employee's contribution on a monthly basis which amounted to approximately $20,800 and $22,000.

Note 13

Commitments and Contingencies

Leases

     The Company leases its premises under noncancellable operating leases expiring through November 2003. The approximate future minimum lease payments for the year ending November 1999 are $202,323.

     Rent expense for the years ended November 30, 1998, 1997 and 1996, were $130,418, $173,890 and $207,000, respectively.

Litigation

     The Company is subject to claims and legal proceedings covering a wide range of matters that arise in the ordinary course of business. It is management's opinion that the ultimate resolution of these matters will not have a material effect on the Company's consolidated financial position and results of operations.

Major Customer

     The Company had one major customer during 1998. Major customers are considered to be those who account for more than 10% of total sales. This customer accounted for approximately 15% of total sales for the year ended November 30, 1998.

Major Supplier

     For the years ended November 30, 1998, 1997, and 1996, one supplier accounted for $86,000, $123,000 and $257,000 of finished goods purchased, respectively. The loss of this supplier may have an adverse effect on the Company.


                          Annual Report 1998 - Page 26

Note 14

Business Segment Information

     The Company's operations have been classified into two business segments: medical equipment sales and disease management services.

     Summarized financial information by business segment for 1998, 1997 and 1996 is as follows:

                                        Medical        Disease
                                       Equipment     Management
                                         Sales         Services     Consolidated
                                         -----         --------     ------------
1998
Sales                                 $ 1,300,630    $   745,997    $ 2,046,627
Operating (loss)                         (494,900)    (2,081,154)    (2,576,054)
Total assets                            3,294,865        462,559      3,757,424
Depreciation and amortization             162,564        106,907        269,471
Capital expenditures                      112,026         56,673        168,699

1997
Sales                                 $ 1,817,069    $   595,080    $ 2,412,149
Operating (loss)                         (797,372)    (2,002,190)    (2,799,562)
Total assets                            2,107,431        343,102      2,450,533
Depreciation and amortization             181,516         86,222        267,738
Capital expenditures                      334,037         49,803        383,840

1996
Sales                                 $ 3,040,295    $   276,364    $ 3,316,659
Operating (loss)                       (1,375,104)    (1,562,526)    (2,937,630)
Total assets                            4,771,064        400,000      5,171,064
Depreciation and amortization             227,349         70,083        297,432
Capital expenditures                      167,183        106,786        273,969

Note 15

Year 2000

     The Company recognizes the need to ensure that its operations will not be adversely impacted by the Year 2000 software failures. As of November 30, 1998, all medical devices sold by qmed Inc. are Year 2000 compliant. ohms/cad was designed to be Year 2000 compliant. All of the Company's internal operating systems are on schedule for compliance and should be completed by August 1999.

     The Company has been upgrading its customer's medical devices since September 1998 and has notified all of its customers of the need for upgrade where necessary. All costs to develop these software changes were expensed as incurred during 1998, which represent approximately $165,000. The remaining costs to modify the Company's systems for Year 2000 compliance are expected to be less than $50,000.

     In addition to Year 2000 software and equipment implementation activities, the Company has contacted major suppliers for its medical devices to assess their compliance. The Company has determined their major suppliers are Year 2000 compliant. While the ohms/cad system is fully compliant, the Company relies on information from existing and prospective customers, usually health insurance plans, for data utilized in proposing contract and in measuring the amounts saved through implementation of ohms/cad. The Company cannot assess the effect that Year 2000 programs implemented by these other companies will have.

Note 16

New Accounting Standards

Comprehensive Income

     In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130 ("SFAS 130"), "Reporting Comprehensive Income". SFAS 130 establishes standards for the reporting and presentation of comprehensive income, its components and accumulated balances. Comprehensive income, as defined, includes all changes to equity except those resulting from investments by or distributions to owners. Among other disclosures, SFAS 130



                          Annual Report 1998 - Page 27
requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statement. The Company will adopt SFAS 130 in the fiscal year ending November 30, 1999. Adoption of this statement will have no impact on the Company's financial position or results of operations.

Segment Disclosure

     In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131 ("SFAS 131"), "Disclosures about Segments of an Enterprise and Related Information". SFAS 131 establishes standards for the disclosure of certain information about the operating segments of a business. It also requires the disclosure of information about the products and services of the business, the geographic areas in which it operates, and its major customers. The Company will adopt SFAS 131 in the fiscal year ending November 30, 1999. Adoption of this Statement will have no impact on the Company's financial position or results of operations.

Derivative Instruments and Hedging Activities

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 ("SFAS 133"), "Accounting for Derivative Instruments and Hedging Activities". SFAS 133 establishes accounting and reporting standards for derivative as either assets or liabilities and measure them at fair value. Under certain conditions, the gains or losses from derivatives may be offset against those from the items the derivatives hedge against. Otherwise, gains and losses from derivatives are recognized currently in the results of operations. The Company will adopt SFAS 133 in the fiscal year ending November 30, 2000. Adoption of this statement is not anticipated to have a material effect on the Company's financial position or results of operations.



                          Annual Report 1998 - Page 28

                          INDEPENDENT AUDITORS' REPORT



Board of Directors
qmed, Inc. and Subsidiaries


We have audited the accompanying consolidated balance sheets of qmed, Inc. and Subsidiaries as of November 30, 1998 and 1997, and the related consolidated statements of operations, stockholders' equity and cash flows for the years ended November 30, 1998, 1997 and 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly in all material respects the financial position of qmed, Inc. and Subsidiaries as of November 30, 1998 and 1997, and the results of their operations and their cash flows for each of the three years ended November 30, 1998, 1997 and 1996 in conformity with generally accepted accounting principles.



                                            AMPER, POLITZINER & MATTIA P.A.


January 29, 1999
Edison, New Jersey




                          Annual Report 1998 - Page 29

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
Third Quarter                                        10 3/4            7 1/8
Fourth Quarter                                       11 1/4            7 1/4

Fiscal Year Ended November 30, 1997                  High              Low

First Quarter                                    $   10 5/8       $    8 1/2
Second Quarter                                       10 1/8            6 1/8
Third Quarter                                        8                 6 1/4
Fourth Quarter                                       11 3/8            7

Fiscal Year Ended November 30, 1998                  High              Low

First Quarter                                    $   7 3/4        $    4 1/2
Second Quarter                                       8 3/8             3
Third Quarter                                        4 3/8             2 3/4
Fourth Quarter                                       4 3/8             2 5/8

     As of February 17, 1998, the Company's common stock was held of record by 422 persons. On February 17, 1998, the closing price reported was $ 2 3/4.

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



                          Annual Report 1998 - Page 30

General Corporate Information


Board of Directors
     Howard L. Waltman
       Chairman of the Board
       Independent Business Consultant

     Michael W. Cox
       President and Treasurer

     Robert A. Burns

     Richard I. Levin, M.D.
       Vice President and Medical Director

     A. Bruce Campbell, Ph.D, M.D.
         CEO & President of
         Camber Companies LLC

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

Corporate Headquarters
     100 Metro Park South
     3rd Floor
     Laurence Harbor, New Jersey 08878

Counsel
     Sommer & Schneider LLP
     600 Old Country Road, Suite 535
     Garden City, New York 11530

Auditors
     Amper Politziner & Mattia P.A.
     2015 Lincoln Hwy.
     P.O. Box 988
     Edison, New Jersey 08818-0988

Stock Listing
     NASDAQ  SmallCap
     Trading Symbol - QEKG

Registrar and Transfer Agent
     American Stock Transfer &
     Trust Company
     40 Wall Street, 46th Floor
     New York, New York 10005



                          Annual Report 1998 - Page 31