Form 10-K, Exhibit 13
period 1999-11-30
Q MED INC
filed 2000-02-25
CIK 729213

qmed [LOGO]


                               1999 ANNUAL REPORT

                            Sponsored research about
                           Qmed, Inc., can be found at
                                   www.wbn.com

PRESIDENT'S MESSAGE
================================================================================

Dear Fellow Shareholder:

In last year's message we alluded to major positive developments on the horizon. In the fiscal year just ended, a number of them were realized and in the few months between then and now the trend implied has accelerated.

FIRST, while the Disease Management (DM) industry composite outlook improved markedly, our Company's participation in that outlook was in the top tier. Requests for proposal by managed care organizations (MCOs) rose nearly 100%, but for us there was a 400% increase. And whereas in the past our sales cycle was approximately 30 months, it appears to have shortened by more than 50%.
Expected developments early in FY 2000 could confirm that shortening.

SECOND, in 1999 we signed contracts with four MCOs. There were three with CIGNA Health and one with PacifiCare Health. The expansion possibilities with both organizations are substantial. As cost savings data from our program are delivered to the MCOs, we expect that such expansion will materialize.

THIRD, we added two exceptional members to our Board of Directors:

     o David Feldman, formerly CEO of AT&T pension funds, became Chairman. He serves as a director of a number of mutual funds in the Dreyfus Group and of Heitman Financial LTD., a real estate investment firm.

     o Bruce Campbell, MD, former President of Monsanto Health Solutions, former Senior Vice President of Aetna US Healthcare, Inc., the nation's largest health insurer with 22 million covered lives, and former Chief Medical Officer of Aetna Health Plans. He was also Vice President, Medical Programs, for ScrippsHealth and is currently President and CEO of Camber Companies, LLC, a privately funded multi-disciplinary musculoskeletal ambulatory treatment center business.

FOURTH, the investment community is discovering our industry. Obviously, their continued interest will depend upon unfolding developments. However, it is reassuring to find that both investment analyst and investment banker attention is at last turning our way. We presented at the First Union Securities conference on DM in October in Boston. Attendance was heartening as has been follow-up.

FIFTH, we are in the process of forming a joint venture with LifeMasters Supported Self Care, a private firm in Newport Beach, California. They offer DM programs in some co-morbidities linked to coronary artery disease as well as having a sophisticated Internet presence aimed at their patients. We are currently bidding with LifeMasters for substantial business.

SIXTH, we neared completion of ohms II. The new platform is client/server based and gives us scalable capacity to handle any volume of patient/physician evaluations and recommendations foreseeable under optimal circumstances. We expect to complete migration to ohms II early in the year.

Because our business model starkly differentiates us from the competition, we are more confident than ever before that trends emerging in health care in general and DM in particular will give us a disproportionate advantage and lift. We expect that it will be evident in new business as well as in the expansion of current business. Indeed, in the first half of the first quarter of FY 2000, we added two HMOs, one in Kentucky and one in South Dakota. These brought our total lives under management to over 300,000. This confirms expectations that profitable operations will be achieved in the current fiscal year.

                            1999 Annual Report Page 1

A further significant development is the submission of a paper by Rich Levin, MD, our medical director, and his co-authors to a major peer review medical journal. The paper details the health and economic outcomes at our Bakersfield study site. If accepted for publication, it should be a milestone for our Company, increasing visibility for new business and in the investment community, as well as further differentiating us from competitors.

A word about our vision of the future. We are committed to advancing the health care of the nation. This includes both increasing the number of HMO contracts and participating in the vast opportunity of Medicare. Further, we understand that we must continue to press our technological advantages. So, your Company expects to have a significant Internet presence in the year 2000. The ohms platform gives us a clear path to intensive and expansionary utilization of the Web in ways that can lengthen our competitive lead and secure an ever-growing business.

Finally, let me thank you for your patience and confidence. We believe that both will be rewarded and look forward to a prosperous and exciting future.


Very truly yours,




Michael W. Cox
President


                            1999 Annual Report Page 2

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


                            1999 Annual Report Page 3

OHMS|CAD SYSTEM

     ohms|cad is Interactive Heart Management Corp.'s (IHMC) proprietary "On-line Health Management Service for Coronary Artery Disease". It is a telecommunication system designed as a total disease management process for CAD. It consists of Monitor One STRx, IHMC's Monitor One ambulant ischemia technology; a remote on-line diagnostic center (The ohms Center); and an integrated cardiology consultant practice. The entire system non-invasively and reliably quantifies the risk of a heart attack, unstable angina and death while rationally directing the patient to appropriate therapy, accenting early detection, modification of critical risk-factors and medical intervention.

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

     In addition, each individual patient's demographics and risk profiles are simultaneously entered into the ohms|cad database for prevention analysis and treatment. Recommendations for management are relational and tailored to the individual patient for lipid and hypertension management, antithrombosis, smoking, exercise, obesity and diabetes.

     Because of centralized, digital storage of all data, it allows for:

          o    continuous description and analysis of quantifiable results

          o success of the stratification, proportion of patients assigned to various therapies, objective outcomes

          o    interplay with pharmaceutical and pharmacy benefit managers

          o    physician and patient compliance and satisfaction.

     For example, in its risk prevention mode (myocardial infarction, unstable angina, sudden death), ohms|cad centers on the presence or absence of ambulant ischemia as a risk stratifier utilizing our specialized non-invasive STRx technology for evaluating these phenomena in each patient. This test data is telecommunicated to the Company's database (The ohms Center), which in turn stratifies each individual patient into high or low risk. It then proposes to lower patient risk with specific anti-ischemic medical therapies as one treatment option, or, if necessary, recommends further local cardiology consultation leading to possible invasive intervention. If the data indicate that the patient is at low risk, a message is sent back to the primary care physician (PCP) site within minutes with recommendations for optimization of medical therapy which will maintain the patient in the low-risk pool. In either circumstance, therapeutic actions are guided by IHMC's proprietary disease management algorithm, which in turn is based on national practice guidelines. All of the interactions and data are stored in the ohms|cad diagnostic center, and thus, outcome information is available continuously.

     Because ohms|cad is an active disease management process emphasizing a continuum of care, derived from early detection of ambulant ischemia and modification of patient risk factors, similar cost effective improvements in cardiac events can be expected from its use. The ohms|cad system continuously monitors the care process at the primary care level, thus, results are reported as outcomes. Favorable outcomes increase market share, decrease economic risk and increase product differentiation. In the end, it is "coronary wellness" that counts. It is durable, measurable and less costly than conventional care. As a result, early implementation of ohms|cad has contributed to significant savings and improved health outcomes at those organizations which have contracted for its use.

     As ohms|cad outcomes proliferate, its utility is seen as a system which significantly decreases variability in physician approaches to treatment. The net result, is uniform care and utilization of "evidence based medicine" to optimize the patient's condition. The net effect, is a healthier patient.


                            1999 Annual Report Page 4

THE OHMS|CAD INTERNET CONNECTION

     As Internet usage increases, so does the public's search for health information. Health information online can vary in quality from clinical research results to advice columns written by people who are not health professionals. The appetite for online health information often leads to information overload and even to misinformation. Many physicians, who understand the value of having well informed patients, are concerned nevertheless about losing control over their interactions with patients. In a ten-minute office visit, they cannot possibly answer all the questions of a patient armed with 400 pages printed from the Internet. At the same time they are reluctant to give a patient short shrift.

     It is precisely because so much diverse, inconsistent, and incoherent information is now available on the internet, that opportunities exist for new approaches to collect and combine information for easier use where content and connectivity jointly benefit the patient and the physician experience. We have a strategy and a Year 2000 mission to deliver an ohms|cad Internet Connection centered on enhancing both the physician and patient experience. It will be instructive to the patient, increasing both knowledge and compliance. It will decrease physician workload while increasing efficiency and productivity. We believe it will be a premier part of the future of utilizing the internet for health care information and management.


                            1999 Annual Report Page 5

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

                            1999 Annual Report Page 6

SELECTED FINANCIAL DATA

     The selected financial data presented below as of November 30, 1999 and 1998 and for each of the three years in the three year period ended November 30, 1999 were derived from the Consolidated Financial Statements and Notes thereto of the Company which are included in this report and have been audited by Amper, Politziner & Mattia, independent auditors. The selected financial data presented below as of November 30, 1997, 1996 and 1995 and the years ended November 30, 1996 and 1995 were from the audited Consolidated Financial Statements of the Company which are not included in this report. The data presented below should be read in conjunction with the Company's audited Consolidated Financial Statements and Notes thereto which are included in this report.


                                                     FOR THE YEARS ENDED NOVEMBER 30:

                                                             1999           1998            1997           1996           1995
                                                             ----           ----            ----           ----           ----
RESULTS OF OPERATIONS

Net Sales                                               $ 2,040,520     $ 2,046,627     $ 2,412,149     $ 3,316,659     $ 5,648,754
Cost of sales                                             1,167,020       1,099,515       1,406,480       1,531,851       1,579,196
                                                        -----------     -----------     -----------     -----------     -----------
Gross profit                                                873,500         947,112       1,005,669       1,784,808       4,069,558

Selling, general and administrative
  expenses                                                2,319,277       2,623,984       3,038,949       3,910,436       5,164,478
Provisions for uncollectible accounts                        74,148         289,716         214,601          16,051          25,347
Research and development expenses                           571,449         486,843         551,681         454,268         382,244
Impairment charge                                              --              --              --           341,683            --
Debt conversion expense                                     737,135            --              --              --              --
                                                        -----------     -----------     -----------     -----------     -----------
(Loss) earnings from operations                          (2,828,509)     (2,453,431)     (2,799,562)     (2,937,630)     (1,502,511)
Interest income                                              68,126          57,081          98,214         117,623            --
Interest expense                                           (143,891)       (179,704)        (25,430)        (33,876)        (68,142)
(Loss) gain on sale of securities                              --              --           (30,574)         42,473            --
                                                        -----------     -----------     -----------     -----------     -----------
(Loss) earnings before provision
  for income taxes                                       (2,904,274)     (2,576,054)     (2,757,352)     (2,811,410)     (1,570,653)
Provision for income taxes                                     --              --              --              --              --
                                                        -----------     -----------     -----------     -----------     -----------
(Loss) earnings before minority interest                 (2,904,274)     (2,576,054)     (2,757,352)     (2,811,410)     (1,570,653)
Minority interest in loss of subsidiary                        --              --              --              --            16,000
                                                        -----------     -----------     -----------     -----------     -----------
(Loss) earnings before extraordinary item                (2,904,274)     (2,576,054)     (2,757,352)     (2,811,410)     (1,554,653)
Extraordinary item-benefit from utilization
  of net operating loss carryforwards                          --              --              --              --              --
                                                        -----------     -----------     -----------     -----------     -----------
Net (loss) income                                       $(2,904,274)    $(2,576,054)    $(2,757,352)    $ (2,811,410)   $(1,554,653)
                                                        ===========     ===========     ===========     ============    ============
PER SHARE DATA

(Loss) Income per common and
  dilutive common equivalent shares                     $      (.25)    $      (.26)    $      (.29)    $      (.30)    $      (.19)
                                                        ===========     ===========     ===========     ============    ============

BALANCE SHEET DATA (AT END OF PERIODS)

Working Capital                                         $   691,668     $ 2,392,161     $   803,415     $ 3,481,104     $ 3,369,177

Total Assets                                              1,966,050       3,757,424       2,450,533       5,171,064       6,014,620

Total Liabilities                                           824,261       1,638,425         888,015       1,072,585       1,777,393

Stockholders' equity                                      1,141,789      (1,902,992)      1,562,518       4,098,479       4,237,227

Temporary equity, put                                          --         4,021,991            --              --              --

Stockholders equity (including
  temporary equity)                                       1,141,789       2,118,999       1,562,518       4,098,479       4,237,227




                            1999 Annual Report Page 7

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


                                                             % For
                                                          Year Ended                    Period -to-Period
                                                          November 30,                      % Changes
                                                    -------------------------        ---------------------------
                                                                                      1999       1998      1997
                                                                                       vs.        vs.       vs.
                                                    1999      1998      1997          1998       1997      1996
                                                    ----      ----      -----        -----       ----      -----
Net sales                                            100.0       100.0       100.0        (.3)      (15.2)       (27.3)
Cost of sales                                         57.2        53.7        58.3        6.1       (21.8)        (8.2)
                                                     -----       -----       -----
Gross profit                                          42.8        46.3        41.7       (7.8)       (5.8)       (43.7)

Selling, general and administrative expenses         113.7       128.2       126.0      (11.6)      (13.7)       (22.3)
Provisions for uncollectible accounts                  3.6        14.2         8.9      (74.4)       35.0       1237.0
Research and development expenses                     28.0        23.8        22.8       17.4       (11.8)       (21.4)
Debt conversion expense                               36.1         --          --         *          *           *
                                                     -----       -----       -----
(Loss) earnings from operations                     (138.6)     (119.9)     (116.0)      15.3       (12.4)        (4.7)
Interest Income                                        3.3         2.7         4.1       19.3       (41.9)       (16.5)
Interest expense                                      (7.0)       (8.7)       (1.1)     (19.9)      606.7        (24.9)
(Loss) gain on sale of securities                      --          --         (1.2)        *           *            *
                                                     -----       -----       -----
(Loss) earnings before income taxes                 (142.3)     (125.9)     (114.2)      12.7        (6.6)        (1.9)
Income taxes                                           --          --          --          *           *            *
                                                     -----       -----       -----
Net (loss) income                                   (142.3)     (125.9)     (114.2)      12.7        (6.6)        (1.9)
                                                     =====       =====       =====


*Not meaningful

FISCAL 1999 COMPARED WITH FISCAL 1998

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     Net sales for fiscal 1999 of $2,040,520 decreased slightly when compared to net sales of $2,046,627 for fiscal 1998. The Company's business continues to transition from selling capital equipment to selling its ohms|cad disease management services through its wholly owned subsidiary, Interactive Heart Management Corp. As a result, sales of capital equipment decreased approximately 10% to $1,171,226 in fiscal 1999 while sales of disease management services increased 16.5% for the same period. The Company continues to focus on selling its ohms|cad system to managed care companies. The system has demonstrated "cost effective" outcomes while improving the health status of the patient. The Company added several new clients during fiscal 1999, which include a new CIGNA plan in Massachusetts and PacifiCare in California. Subsequent to the end of fiscal 1999, contracts to add two additional ohms|cad programs, CHA in Kentucky and DAKOTACARE in South Dakota, each covering in excess of 80,000 lives, were completed and are on target to begin implementation during March and April 2000, respectively. Management believes that with the addition of these plans as well as new contracts expected to close in the near future, the Company may achieve profitability before the end of this fiscal year.

         Also, during December 1999, the Company, through it's IHMC subsidiary, sold unused net operating loss carryforwards and R&D credits in the amount of $4,115,178 for cash by way of the New Jersey Technology Tax Certificate Transfer Program. The Company received $309,256 from this transaction. The Company has available $223,984 in remaining tax benefits as well as an allocated portion of losses and credits from fiscal 1999 which it intends to sell as part of the program during fiscal 2000.

                            1999 Annual Report Page 8

     The Company reported a one-time debt conversion expense for the fiscal year ended November 30, 1999 of $737,135. This non-cash charge resulted from the conversion of $900,000 of debt held by the Galen Funds to equity at a price of $1.67 per share rather than the conversion price of $3.6875 originally set at the time the Note was issued. This conversion is discussed in more detail under "Liquidity and Capital Resources." Without the debt conversion expense, net losses for the year ended November 30, 1999 would have been $(2,167,139) compared to $(2,576,054) for the prior fiscal year.

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

     The Company intends to aggressively continue marketing the ohms|cad system to leading health care providers throughout the United States. Although the Company has recently entered into several contractual arrangements, the recognition of total savings revenue will lag behind administrative and marketing costs for at least the first year of the contract period. Included in the Company's net loss of $(2,904,274) was approximately $(1,551,961) from Interactive Heart Management Corp.

     The Company's gross profit margin decreased from 46.3% in fiscal 1998 to 42.8% in fiscal 1999. The decrease was primarily due to the write off of obsolete inventory in the capital equipment segment. These reductions were made in response to the decline in capital equipment sales.

     Selling, general and administrative expenses for the year ended November 30, 1999 decreased by approximately $305,000 when compared to fiscal 1998, primarily due to management's continued commitment to reduce overall administrative expenses to bring them in line with expected revenues.

     The provision for doubtful accounts decreased by approximately $215,000 when compared to fiscal 1998. This decrease is primarily due to cessation of the reservation of certain accounts receivable of Interactive Heart Management Corp.

FISCAL 1998 COMPARED WITH FISCAL 1997

     Net sales for fiscal 1998 decreased 15.2% to $2,046,627 when compared to net sales of $2,412,149 for fiscal 1997. This decrease was primarily due to the continued transition of the Company's business from selling capital equipment to selling its ohms|cad disease management services through its wholly owned subsidiary, Interactive Heart Management Corp. As a result, sales of capital equipment decreased approximately 28% to $1,300,630 in fiscal 1998 while sales of disease management services increased 25% for the same period.

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

                            1999 Annual Report Page 9

     The provision for doubtful accounts increased by approximately $75,000 when compared to fiscal 1997. This increase was primarily due to the reservation of certain accounts receivable of Interactive Heart Management Corp. While the Company has reviewed interim data and believes these amounts are due, a reserve has been set aside until the final accounting has been reconciled. Management is aggressively seeking payment on these overdue amounts.

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

LIQUIDITY AND CAPITAL RESOURCES

     To date, the Company's principle sources of working capital have been provided by proceeds from public and private placements of securities and the sale of certain assets. Since the Company's inception, sales of securities and assets have generated approximately $23,000,000 less applicable expenses.

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

     In connection with the sale of the shares, the Company granted certain rights to the purchasers, including registration rights and the right to cause the Company to purchase the shares at the following prices in certain events, such as bankruptcy, a default in payments or if the Company is no longer listed on the NASDAQ Small Cap Market.

         On May 17, 1999 the agreement was amended to eliminate such redemption rights in exchange for 290,000 common stock purchase warrants exercisable at $1.67 per share and 200,000 warrants exercisable at $2.87 per share until November 15, 2005 to be distributed pro rata among such holders. The exercise price of all

                           1999 Annual Report Page 10
the warrants issued and amended may be adjusted in certain circumstances to protect holders against dilution. The elimination of these redemption rights resulted in a significant increase to total stockholders' equity because such rights were previously characterized as temporary equity.

     On August 25, 1999, the holders of $950,000 principal amount of the Company's 16% Convertible Notes due December 18, 2002 (the "Notes") converted $900,000 of the principal into 538,922 shares of common stock and 500,000 common stock purchase warrants exercisable at $1.67 per share (subject to adjustment in the manner described below) until November 15, 2002. In addition, Galen Partners III, L.P., a Delaware limited partnership, Galen Partners International III, L.P., a Delaware limited partnership, and Galen Employee Fund III, L.P., a Delaware limited partnership (collectively the "Galen Funds") invested an additional $250,000 in exchange for 95,238 shares of the Company's common stock and 75,000 common stock purchase warrants exercisable at $2.625 per share until November 15, 2002. The exercise price of all the warrants issued and amended may be adjusted in certain circumstance to protect the holders against dilution. The note purchase agreements between the Company and the funds represented by Galen were further amended to limit the Company's ability to prepay the remaining $50,000 principal and $118,407.34 of accrued interest due on the Notes and to reduce the conversion price of the Notes to $2.87. In the event the closing price of the Company's common stock equals or exceeds $8.61 for twenty consecutive days and the average trading volume during the two weeks preceding the notice of redemption is equal or greater than 100,000 shares per week then the Notes may be redeemed by the Company at the following prices

                   Year               Redemption Price
                   ----               ----------------
                   1999                    104%
                   2000                    103%
                   2001                    102%
                   2002                    100%


     The Notes continue to bear interest at the rate of 16% per annum on the remaining principal (which is capitalized annually and due upon maturity) and payment is secured by a lien on substantially all of the Company's assets. As of December 18, 1999 the principal amount of the Notes was $170,373.

     The Company had working capital of $691,668 at November 30, 1999 compared to $2,392,161 at November 30, 1998 and ratios of current assets to current liabilities of 2.1:1 and 5.4:1 as of November 30, 1999 and 1998, respectively. The working capital decrease of approximately $1,700,000 was primarily due to the loss from operations for fiscal 1999.

     The Company has anticipated that funds generated from operations, together with cash and investments, may be sufficient to meet its working capital requirements for the current year. However, in the event revenues do not meet management's expectations, the Company will be required to seek additional financing. There can be no assurance that such financing will be available to the Company.

     The Company maintains a general policy of net 30-day payment terms on equipment sales to distributors in its medical device segment. The Company's receivables balances over 90 days past due was 16.8% of the receivables balance at November 30, 1999 compared to 11.4% at November 30, 1998. The Company is aggressively seeking payment arrangements on these overdue amounts.

     The Company, with its IHMC subsidiary, enters into contract arrangements with physician groups and managed care organizations where a prepayment toward cost savings is made per month. The Company expects revenue to increase as it recognizes cost savings from current contracts and additional revenues from new contracts during fiscal 2000.

     The Company believes that there has not been a significant impact from inflation on the Company's operations during the past three fiscal years.

IMPACT OF YEAR 2000

     Beginning in fiscal 1998, we established a year 2000 Program to address certain year 2000 issues. This program focused on three key areas of readiness:

          o Internal Infrastructure Readiness, addressing internal hardware and software, including both information and non-information technology systems;


                           1999 Annual Report Page 11

          o Supplier Readiness, addressing the preparedness of suppliers providing material incorporated into our products; and

          o    Product Readiness, addressing product functionality.

     For each readiness area, we performed risk assessment, tested and repaired year 2000 issues as needed, developed contingency plans as considered necessary to mitigate unknown risks, and communicated year 2000 information to employees, suppliers, customers and other third parties.

     INTERNAL INFRASTRUCTURE READINESS. We completed an assessment of our internal software applications and information technology hardware and completed any necessary testing and repairs. These readiness activities were intended to encompass all major categories of software applications we use, including:

          o those used for manufacturing, engineering, sales, finance, and human resources;

          o hardware, including hubs, routers, telecommunication equipment, workstations and other items; and

          o non-information technology systems, including embedded systems, facilities and other operations, such as financial, banking, security and utility systems.

     As of November 30, 1999, we completed the evaluation and necessary testing and repairs of our mission critical internal infrastructure and determined it to be year 2000 ready.

     SUPPLIER READINESS. This area focused on minimizing two components of risk associated with suppliers:

          o    a supplier's product integrity and

          o a supplier's business capability to continue providing products and services.

     We identified and contacted key suppliers regarding their relative risks in these two components. As of December 31, 1999, we had received responses from our key suppliers, who indicated that the products provided to us were year 2000 compliant, or they were in the process of developing or executing repair plans to address year 2000 issues which may have affected their ability to continue providing products and services to us.

     PRODUCT READINESS. This area focused on identifying and resolving year 2000 issues existing in our products. This area encompassed a number of activities, including testing, evaluation, engineering and manufacturing implementation. As of November 30, 1999, we had completed a year 2000 readiness assessment for our current generation of released products based upon a series of industry-recognized testing parameters and had determined that these products were year 2000 ready or had developed product upgrades to address any known issues.

     FUTURE IMPACT. As of January 31, 2000, we have not had any Year 2000 readiness issues. Although we are not aware of any Year 2000 readiness issues affecting us at this time, there can be no assurance that issues, not yet apparent to us, will not arise during the year 2000 and beyond.

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

     NEED FOR ADDITIONAL CAPITAL As of November 30, 1999, the Company had approximately $794,430 cash and short term investments. The Company has experienced negative cash flows since fiscal 1995 and expects


                           1999 Annual Report Page 12
the negative cash flow to continue until significant service revenue is generated under agreements to provide ohms|cad services. The Company expects that the monthly negative cash flow will decrease as a result of increased activities related to ohms|cad. The Company's future success is highly dependent upon its continued access to sources of financing which it believes are necessary for the continued support of IHMC's sales effort. In the event the Company is unable to maintain access to its existing financing sources, or obtain other sources of financing, there would be a material adverse effect on the Company's business, financial position and results of operations.

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



                           1999 Annual Report Page 13



                                           CONSOLIDATED BALANCE SHEETS
                                                  NOVEMBER 30,

                                                     ASSETS

                                                                            1999                   1998
                                                                            ----                   ----
Current assets
     Cash and cash equivalents                                           $    794,430           $ 2,075,179
     Accounts receivable, net of allowance for doubtful accounts
      of $116,000 and $500,000                                                170,657               304,465
     Inventory                                                                372,742               503,994
     Prepaid expenses and other current assets                                 34,656                57,776
                                                                         ------------           -----------
                                                                            1,372,485             2,941,414

Property and equipment, net of accumulated depreciation                       440,555               578,404
Product software development costs                                              8,714                34,856
Other assets                                                                  144,296               202,750
                                                                         ------------           -----------
                                                                         $  1,966,050           $ 3,757,424
                                                                         ============           ===========

                                          LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
     Accounts payable and accrued liabilities                            $    680,817           $   549,253

Convertible long-term debt                                                     50,000               950,000
Leases payable, long-term                                                      68,902               107,724
Deferred warranty revenue                                                      24,542                31,448
                                                                         ------------           -----------
Total liabilities                                                             824,261             1,638,425
                                                                         ============           ===========

Temporary equity - put option                                                   --                4,021,991

Stockholders' equity
     Common stock $.001 par value; 20,000,000 shares
      authorized, 12,258,781 and 11,586,321 shares issued
      and 12,236,781 and 11,564,321 outstanding, respectively                   12,259                11,587
     Paid-in capital                                                       23,098,930            17,150,547
     Accumulated deficit                                                  (21,893,775)          (18,989,501)
                                                                         ------------           -----------
                                                                            1,217,414            (1,827,367)

     Less treasury stock at cost, 22,000 common shares                        (75,625)              (75,625)
                                                                         ------------           -----------
        Total stockholders' equity                                          1,141,789            (1,902,992)
                                                                         ------------           -----------
                                                                         $  1,966,050           $ 3,757,424
                                                                         ============           ===========





           See accompanying notes to consolidated financial statements



                           1999 Annual Report Page 14


                                                 CONSOLIDATED STATEMENTS OF OPERATIONS
                                                   FOR THE YEARS ENDED NOVEMBER 30,

                                                                   1999            1998             1997
                                                                   ----            ----             ----
Sales                                                           $ 2,040,520    $ 2,052,157     $ 2,452,084
Less sales returns and allowances                                    --              5,530          39,935
                                                                -----------    -----------     -----------
                                                                  2,040,520      2,046,627       2,412,149

Cost of sales                                                     1,167,020      1,099,515       1,406,480
                                                                -----------    -----------     -----------
Gross profit                                                        873,500        947,112       1,005,669

Selling, general, and administrative expenses                     2,319,277      2,623,984       3,038,949
Provision for uncollectible accounts                                 74,148        289,716         214,601
Research and development expenses                                   571,449        486,843         551,681
Debt conversion expense                                             737,135          --              --

Loss from operations                                             (2,828,509)    (2,453,431)     (2,799,562)

Interest income                                                      68,126         57,081          98,214
Interest expense                                                   (143,891)      (179,704)        (25,430)
(Loss) gain on sale of securities                                      --            --            (30,574)
                                                                -----------    -----------     -----------
Loss before provision for income taxes                           (2,904,274)    (2,576,054)     (2,757,352)

Provision for income taxes                                             --            --              --
                                                                -----------    -----------     -----------
Net loss                                                        $(2,904,274)   $(2,576,054)    $(2,757,352)
                                                                ===========    ===========     ===========
Net loss per share - basic and diluted                          $      (.25)   $      (.26)    $      (.29)
                                                                ===========    ===========     ===========
Weighted average common shares
  outstanding - basic and diluted                                11,761,054      9,893,022       9,562,000
                                                                ===========    ===========     ===========









           See accompanying notes to consolidated financial statements

                           1999 Annual Report Page 15


                                            CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                                   FOR THE YEARS ENDED NOVEMBER 30,

                                                                                                  UNREALIZED
                                                                                                  GAIN (LOSS)
                                                                              COMMON STOCK       ON SECURITIES
                                  COMMON     PAID-IN      ACCUMULATED      HELD IN TREASURY        AVAILABLE
                                  STOCK      CAPITAL        DEFICIT       SHARES     AMOUNT         FOR SALE       TOTAL
                                 --------    -------      -----------   ----------------------   --------------    -----
Balances - November 30, 1996     $ 9,477   $ 17,836,480    $(13,656,095)   22,000   $  (75,625)   $(15,758)   $  4,098,479

Exercise of stock options            172        205,461            --        --           --          --           205,633

 Net loss                           --             --        (2,757,352)     --           --          --        (2,757,352)

 Unrealized gain on securities
   available for sale               --             --              --        --           --        15,758          15,758
                                 -------   ------------    ------------    ------    ---------    --------     -----------
Balances - November 30, 1997       9,649     18,041,941     (16,413,447)   22,000      (75,625)       --         1,562,518

  Issuance of common stock
   and put options                 1,927       (806,324)           --        --           --          --          (804,397)
  Issuance fees associated
   with financing                   --         (100,424)           --        --           --          --          (100,424)

  Exercise of stock options           11         15,354            --        --           --          --            15,365

  Net loss                          --             --        (2,576,054)     --           --          --        (2,576,054)
                                 -------   ------------    ------------    ------    ---------    --------     -----------
Balances - November 30, 1998     $11,587   $ 17,150,547    $(18,989,501)   22,000   $  (75,625)   $   --      $ (1,902,992)

  Elimination of put option
   related to convertible debt      --        4,021,991            --        --           --          --         4,021,991

  Issuance of common stock
   in exchange for services            1          2,999            --        --           --          --             3,000

  Stock issued in
   conversion of debt                539        872,944            --        --           --          --           873,483

  Securities issued to
   induce debt conversion           --          737,135            --        --           --          --           737,135

  Exercise of stock options           37        104,798            --        --           --          --           104,835

  Issuance of common stock
   for cash                           95        208,516            --        --           --          --           208,611

    Net loss                        --             --        (2,904,274)     --           --          --        (2,904,274)
                                 -------   ------------    ------------    ------    ---------    --------     -----------
Balances - November 30, 1999     $12,259   $ 23,098,930    $(21,893,775)   22,000   $(75,625)     $   --      $  1,141,789
                                 =======   ============    ============    ======   ========      ========    ============


           See accompanying notes to consolidated financial statements

                           1999 Annual Report Page 16



                                                 CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                   FOR THE YEARS ENDED NOVEMBER 30,

                                                         1999            1998         1997
                                                         ----            ----         ----
Cash flows from operating activities
     Net loss                                        $(2,904,274)   $(2,576,054)   $(2,757,352)
                                                     -----------    -----------    -----------
     Adjustments to reconcile net loss to
       net cash (used) by operating activities
     Depreciation and amortization                       258,975        269,471        267,738
       Debt conversion expense                           737,135           --             --
       (Increase) decrease in
              Accounts receivable                        133,808       (106,564)       206,029
              Inventory                                  131,252        163,261        456,409
         Prepaid expenses and other current assets        23,120        (28,988)        15,635
       Increase (decrease) in
         Accounts payable and accrued liabilities        131,564        (38,780)       (85,349)
         Other, net                                      (42,529)         4,583        (50,917)
                                                     -----------    -----------    -----------
            Total adjustments                          1,373,325        262,983        809,545
                                                     -----------    -----------    -----------
                                                      (1,530,949)    (2,313,071)    (1,947,807)
                                                     -----------    -----------    -----------
Cash flows from investing activities

     Sale of securities available for sale                  --             --        2,185,594
     Capital expenditures                                (66,246)      (168,699)      (383,840)
                                                     -----------    -----------    -----------
                                                         (66,246)      (168,699)     1,801,754
                                                     -----------    -----------    -----------
Cash flows from financing activities

     Principal payment on long-term debt                    --             --         (100,000)
     Net proceeds from issuance of long-term
      convertible debt                                      --        1,980,805           --
     Net proceeds from issuance of common stock
      and put options                                    316,446      1,935,878        205,633
                                                     -----------    -----------    -----------
                                                         316,446      3,916,683        105,633
                                                     -----------    -----------    -----------
Net change in cash and cash equivalents               (1,280,749)     1,434,913        (40,420)

Cash and cash equivalents - beginning                  2,075,179        640,266        680,686
                                                     -----------    -----------    -----------
Cash and cash equivalents - ending                   $   794,430    $ 2,075,179    $   640,266
                                                     ===========    ===========    ===========
Supplemental disclosure of cash paid

   Interest                                          $    27,891    $    25,416    $    25,430
   Income taxes                                            8,691          4,076          5,632






           See accompanying notes to consolidated financial statements

                           1999 Annual Report Page 17

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1

LIQUIDITY

     During August 1999, qmed, Inc. and Subsidiaries (the "Company") restructured certain debt with the Galen Funds (see Note 8) to provide working capital and to increase equity.

     Although the Company anticipates possible operating losses during the 2000 fiscal year, the Company believes that the available cash on hand and the operating plan for 2000, which includes new contracts both signed and anticipated to be signed for its disease management services, will provide sufficient working capital to meet its needs for the current year.

NOTE 2

SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS

     The Company operates in two industry segments: medical equipment sales and disease management services. Sales are made nationwide through direct sales to physicians and health care providers.

PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of qmed, Inc., its majority-owned (83%) subsidiary, Heart Map, Inc., and its wholly-owned subsidiary, Interactive Heart Management Corp. All intercompany accounts and transactions have been eliminated in consolidation.

CASH AND CASH EQUIVALENTS

     The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents for financial-statement purposes.

CONCENTRATION OF CREDIT RISK

     Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash and cash investments. The Company restricts cash and cash investments to financial institutions with high credit standings. At November 30, 1999, the Company had approximately $736,000 invested with one financial institution.

INVESTMENTS

     Realized gains and losses are determined using the specific-identification method.

INVENTORY

     Inventory consists of finished units and components and supplies, and is stated at the lower of cost (moving weighted-average method) or market.

DEPRECIATION AND AMORTIZATION

     Property and equipment is depreciated using the straight-line method for financial statement purposes over a five year period. Leasehold improvements are amortized on a straight-line basis over the term of the lease. Repair and maintenance costs are expensed, while additions and betterments are capitalized. The cost and related accumulated depreciation of assets sold or retired are eliminated from the accounts and any gains or losses are reflected in earnings.

FINANCIAL INSTRUMENTS

     The carrying amounts of financial instruments, including cash and cash equivalents, accounts receivable and accounts payable approximated fair value as of November 30, 1999 because of the relative short maturity of these instruments. The carrying value of leases payable and the note payable approximated fair value at November 30, 1999 based upon quoted market prices for the same or similar instruments.

                           1999 Annual Report Page 18

NOTE 2

PRODUCT SOFTWARE DEVELOPMENT COSTS

     The Company capitalizes certain costs related to the development of computer software once technological feasibility of the software has been established. Product software development costs are amortized using the straight-line method over the estimated useful economic life of the software developed, which is generally 36 months.

STOCK OPTION PLAN

     The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25), and related interpretations in accounting for its employee stock options and warrants. Under this method, compensation cost is measured as the amount by which the market price of the underlying stock exceeds the exercise price of the stock option, at the date that the number of options granted and the exercise price are known.

REVENUE RECOGNITION

     Revenue is recognized on equipment sales when the equipment is shipped and title passes. The Company does not enter into consignment arrangements with its customers; however, management does allow the return of equipment in certain situations as an accommodation to the customer, or after exhausting alternative means of collection of related accounts receivable. Management establishes estimated accruals for returns from customers and for allowances granted to them at the time of shipment. The Company has, from time to time, introduced new products or technologically-advanced versions of existing products. The Company allows certain customers the opportunity upon the introduction of new or upgraded products, to exchange their existing units for new units. In such cases, revenue is recognized and additional funds are received to the extent of the net price differential at the time of exchange. Contracts entered into generally do not require collateral.

     The Company enters into contractual arrangements with physician groups and managed care organizations. Revenue is recognized based on management's estimates of amounts earned. At the inception of such a contract, management estimates the total expected reduction in coronary artery disease ("CAD") costs over the term of the contract. The contract provides for the Company to receive a monthly prepayment toward the Company's fees under the contract, which is a negotiated share of the actual reduction in CAD costs compared to a base year. The prepayment is a fraction of the estimated total fees to be received. At specified times during the course of the contract, the actual reduction in CAD costs is calculated and the Company then recognizes the amount billed, which exceeds the monthly payments received. For the years ended November 30, 1999, 1998, and 1997, approximately $863,000, $745,000, and $595,000, respectively, from the above such contracts were included in revenue.

     The Company sells extended service warranty contracts to consumers, usually with terms of one to three years, commencing at the termination of the manufacturer's warranty. The Company recognizes revenue from the sale of two- and three-year contracts over the period of the contracts based on the historical pattern of costs incurred. Such related costs, incurred over contract years one, two, and three, are 76%, 17%, and 7%, respectively. Revenue on one-year warranty contracts is recognized on a straight-line basis.

RESEARCH AND DEVELOPMENT EXPENSES

     Costs associated with the development of new products and changes to existing products are charged to operations as incurred.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


                           1999 Annual Report Page 19

NOTE 3

INVESTMENTS

     Sales of available-for-sale securities for the years ended November 30, were as follows:

                             1999              1998              1997
                             ----              ----              ----

Proceeds from sale          $  --             $ --           $ 2,185,594
Gross realized gains           --               --                --
Gross realized losses          --               --               (30,574)

NOTE 4

INVENTORY

                                                  November 30,
                                            -------------------------
                                               1999            1998
                                            --------         --------
Raw materials
  (component parts and supplies)            $167,902         $216,350
Finished units                               204,840          287,644
                                            --------         --------
                                            $372,742         $503,994
                                            ========         ========
NOTE 5

PROPERTY AND EQUIPMENT

                                                      November 30,
                                                 -------------------------------
                                                     1999               1998
                                                 -----------       -------------
     Machinery and equipment                     $ 1,158,640       $ 1,151,318
     Loaner equipment                                244,542           244,542
     Furniture and fixtures                          387,011           387,011
     Office equipment                                681,805           622,881
     Leasehold improvements                           51,746            51,746
     Equipment held under capital leases             341,696           341,696
                                                 -----------       -----------
                                                   2,865,440         2,799,194
     Less accumulated depreciation and

       amortization                               (2,424,885)       (2,220,790)
                                                 -----------       -----------
     Property and equipment - net                $   440,555       $   578,404
                                                 ===========       ===========

     At November 30, 1999 and 1998, the equipment under the capital leases had net book values of approximately $101,400 and $148,000, respectively.

     Depreciation expenses were $204,000, $198,000, and $214,000 for 1999, 1998, and 1997, respectively.

NOTE 6

PRODUCT SOFTWARE DEVELOPMENT COSTS

     During the years ended November 30, 1999, 1998, and 1997, amortization costs related to product software development costs was $26,142 per year.

NOTE  7

ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

                                                November 30,
                                            --------------------
                                              1999        1998
                                            --------    --------
     Accounts payable - trade               $325,477    $278,224
     Deferred warranty revenue               135,109     156,813
     Accrued payroll                          96,626      78,539
     Other accrued expenses                  123,605      35,677
                                            --------    --------
                                            $680,817    $549,253
                                            ========    ========


                           1999 Annual Report Page 20

NOTE 8

CONVERTIBLE LONG-TERM DEBT

     On December 18, 1997, the Company sold 8% Convertible Notes (the "Notes") in the principal amount of $2,000,000 in a private placement to three investors. Interest on the Notes accrued monthly and was due on December 18, 2002. On November 16, 1998, the Company sold an aggregate of 1,926,702 shares of its common stock for $3,217,626 in a private placement to investors led by the same three investors that purchased the Notes. The Company received gross cash proceeds of $2,020,936 from the sale of the shares and the balance was paid by converting $1,050,000 of $2,000,000 principal amount of the Notes and accrued interest of $146,663 into shares of common stock. The remaining $950,000 principal amount of the Notes were amended to increase the interest rate to 16% per annum, and to grant the Note holders a security interest in substantially all of the Company's assets.

     In connection with the sale of the shares, the Company granted certain rights to the purchasers, including registration rights and the right to cause the Company to purchase the shares at certain prices in certain events, such as bankruptcy, a default in payments or if the Company is no longer listed on the NASDAQ Small Cap Market.

     On May 17, 1999 the agreement was amended to eliminate such redemption rights in exchange for 290,000 common stock purchase warrants exercisable at $1.67 per share and 200,000 warrants exercisable at $2.87 per share until November 15, 2005 to be distributed pro rata among such holders. The exercise price of all the warrants issued and amended may be adjusted in certain circumstances to protect holders against dilution. The elimination of these redemption rights resulted in a significant increase to total stockholders' equity because such rights were previously characterized as temporary equity.

     On August 25, 1999, the holders of $950,000 principal amount of the Company's 16% Convertible Notes due December 18, 2002 (the "Notes") converted $900,000 of the principal into 538,922 shares of common stock and 500,000 common stock purchase warrants exercisable at $1.67 per share (subject to adjustment in the manner described below) until November 1, 2002. In addition, Galen Partners III, L.P., a Delaware limited partnership, Galen Partners International III, L.P., a Delaware limited partnership, and Galen Employee Fund III, L.P., a Delaware limited partnership (collectively the "Galen funds") invested an additional $250,000 in exchange for 95,238 shares of the Company's common stock and 75,000 common stock purchase warrants exercisable at $2.625 per share until November 15, 2002. The exercise price of all the warrants issued and amended may be adjusted in certain circumstances to protect the holders against further dilution. The note purchase agreements between the Company and the funds represented by Galen were further amended to limit the Company's ability to prepay the remaining $50,000 principal and $118,407 due on the Notes and to reduce the conversion price of the Notes to $2.87. In the event the closing price of the Company's common stock equal or exceeds $8.61 for twenty consecutive days and the average trading volume during the two weeks preceding the notice of redemption is equal or greater than 100,000 shares per week, then the Notes may be redeemed by the Company at the following prices:

                Year                            Redemption Price
                ----                            ----------------
                1999                                 104%
                2000                                 103%
                2001                                 102%
                2002                                 100%

The Notes continue to bear interest at the rate of 16% per annum on the remaining principal (which is capitalized annually and due upon maturity) and payment is secured by a lien on substantially all of the Company's assets.

NOTE 9

CAPITAL LEASE OBLIGATIONS

     The Company has entered into various capital leases for equipment expiring through November 2001 with aggregate monthly payments of $4,562.

     The following is a schedule by years of future minimum lease payments under capital leases together with the present value of the net minimum lease payments as of November 30, 1999:

                           1999 Annual Report Page 21

                For the Years Ending
                   November 30,
                --------------------
                    2000                               $ 50,789
                    2001                                 45,080
                    2002                                 27,011
                    2003                                  8,351
                                                       --------
         Total minimum lease payments                   131,231
         Less amount representing interest               22,958
                                                       --------
         Present value of net minimum lease
             payments                                   108,273
         Less current maturities                         39,371
                                                       --------
         Long-term maturities                          $ 68,902
                                                       ========

NOTE 10
STOCK OPTIONS AND WARRANTS

     The qmed, Inc. 1999 Equity Incentive Plan provides for stock options, stock appreciation rights, restricted stock or deferred stock awards for up to 1,000,000 shares of the Company's common stock to be granted to employees and consultants of the Company until September 2009. The Plan also provides for Director Non-Qualified stock options to be granted to Directors of the Company (other than directors who are also officers or employees of the Company).

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

     Under the 1990, 1997 and 1999 plans, most options are exercisable in cumulative 33% increments after the first and each subsequent anniversary of the date of the grant, except for officers' options which generally are exercisable immediately. The incentive and non-qualifying stock options expire ten years after the date of the grant.

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

     Pro forma information regarding net income and earnings per share has been determined as if the Company had accounted for its employee stock options under the fair-value method. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for November 30:

                                                       1999              1998
                                                       ----              ----

           Risk-free interest rate                       5.0%              4.7%
           Expected volatility                          77.0%             70.0%
           Dividend yield                                 --                --
           Expected life                            5.5 years         5.5 years

                           1999 Annual Report Page 22

NOTE 10

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

     For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows:

                                               1999               1998
                                               ----               ----

      Pro forma net loss                  $(3,519,855)        $(2,576,054)

      Pro forma loss per share
           Basic                                 (.30)               (.27)
           Diluted                               (.30)               (.27)

     There was no compensation expense recorded from stock options for the years ended November 30, 1999, 1998, and 1997.

     A summary of the Company's stock option activity, and related information for the years ended November 30, follows:


                                                      Weighted-Average        Number of Shares      Weighted-Average
                                       Options         Exercise Price           Exercisable          Exercise Price
                                       -------        ----------------        ----------------      ----------------
     Outstanding
       November 30, 1997                867,930              2.45                  788,226                 1.97
         Granted                        353,133              3.56
         Exercised                      (11,100)             1.38
         Terminated                    (172,033)             6.57
                                      ---------
     Outstanding
       November 30, 1998              1,037,930              2.09                  921,224                 1.94
         Granted                        569,827              2.44
         Exercised                      (32,033)             2.50
         Terminated                     (22,000)             3.00

     Outstanding
       November 30, 1999              1,553,724              2.55                1,196,237                 2.17

     Weighted-average fair
     value of options granted
     during the year                           1999           1998
                                               ----           ----
              Where exercise price
              equals stock price             $  3.24         $  --

              Where exercise price
              exceeds stock price            $  3.25         $ 3.56

              Where stock price
              exceeds exercise price         $  3.13         $  --


                          1999 Annual Report Page 23

NOTE 10

Following is a summary of the status of stock options outstanding at November 30, 1999:


                              Outstanding Options                              Exercisable Options
                              -------------------                              -------------------
                                  Weighted-
                                   Average            Weighted-                    Weighted-
   Exercise                       Remaining            Average                       Average
 Price Range      Number      Contractual Life      Exercise Price    Number      Exercise Price
 -----------      ------      ----------------      --------------    ------      --------------
 $ .75 -  .75    192,324            1.1                $ .75         192,324          $ .75
 $1.38 - 1.75    400,971            3.5                $1.56         400,971          $1.56
 $2.44 - 3.50    708,429            8.2                $2.97         546,942          $2.95
 $3.69 - 4.47    252,000            9.5                $4.04          56,000          $3.78
 ------------  ---------            ---                -----       ---------          -----
 $ .75 - 4.47  1,553,724            6.3                $2.50       1,196,237          $2.17


     There were no warrants exercised for the fiscal year ended November 30, 1999, 1998 and 1997.

NOTE 11

INCOME TAXES

     Deferred tax attributes resulting from differences between financial accounting amounts and tax bases of assets and liabilities at November 30, 1999 and 1998 follow:

                                                   November 30,
                                                      1999          1998
                                                   ------------     ----
Current assets and liabilities
    Allowance for doubtful accounts              $   17,000     $   75,000
    Inventory reserve                                 7,000           --
    Inventory overhead capitalization                53,000         43,000
    Deferred warranties                              24,000         28,000
                                                 ----------     ----------
                                                    101,000        146,000
    Valuation allowance                             101,000        146,000
                                                 ----------     ----------
Net current deferred tax asset (liability)       $    --        $     --
                                                 ==========     ==========
Noncurrent assets and liabilities
    Depreciation                                 $   13,000     $   16,000
    Net operating loss carryforward               3,743,000      3,224,000
    Research and development credit
      carryforward                                    9,000          7,000
    Capital loss carryforward                         5,000          5,000
                                                 ----------     ----------
                                                  3,770,000      3,252,000
    Valuation allowance                           3,770,000      3,252,000
Net noncurrent deferred tax                      ----------     ----------
    asset (liability)                            $    --        $     --
                                                 ==========     ==========

     The valuation reserve has been established for those tax credits, loss carryforwards and deductible temporary differences which are not presently considered more likely than not to be realized.

     The statutory income tax rate differs from the effective tax rate used in the financial statements as a result of the current year net operating losses, the benefit of which is not being recognized in the current year. The valuation allowance increased $473,000 in 1999 due to additional net operating loss carryforwards.

     The reconciliation of the effective income tax rate to the Federal statutory rate is as follows:

                                                   1999         1998      1997
                                                   ----         ----      ----
     Federal income tax rate                      (34.0)%      (34.0)%   (34.0)%
     Effect of net operating loss carryforward
        and valuation allowance                    34.0%        34.0%     34.0%
                                                   ----         ----      ----
     Effective income tax rate                      0.0%         0.0%      0.0%
                                                   ====         ====      ====


                          1999 Annual Report Page 24

NOTE 11

As of November 30, 1999, the Company has the following net operating loss carryforwards for tax purposes:

 Expiration Date:
For the Year Ending
   November 30,                  Federal         New Jersey          New York
--------------------             -------         ----------          --------
        2000                   $   438,321       $   360,431       $   500,109
        2002                       915,089         1,344,961           634,130
        2003                     4,340,459         3,486,872         4,076,553
        2004                     1,498,680         1,571,569         1,393,399
        2005                       495,605         2,130,010         1,149,948
        2007                        12,016              --                --
        2008                       356,049              --             342,157
        2009                         1,180              --                --
        2010                     1,952,500              --           1,343,360
        2011                     5,805,181              --           3,489,152
        2012                     3,366,034              --           1,535,451
        2013                         2,018              --                --
                               -----------       -----------       -----------
                               $21,518,990       $ 8,893,843       $15,005,646
                               ===========       ===========       ===========

As of November 30, 1999, the Company has the following general business tax credit carryforwards for tax purposes:

     Expiration Date:
     For the Year Ending
        November 30,
     -------------------
              2000              $ 58,000
              2001                65,000
              2002                17,000
                                --------
                                $140,000
                                ========

     In December 1999, qmed, Inc. sold $4,115,000 of New Jersey net operating loss carryforwards for $309,256 in cash as part of the New Jersey Technology Business Tax Certificate Program.

NOTE 12

RETIREMENT PLAN

     The Company has a 401(k) plan which allows its employees to set aside a part of their earnings, tax deferred, to be matched by the Company as determined each year by resolution of the Board of Directors. During the years ended 1999, 1998 and 1997, the Company matched $.25 for each dollar up to 6% of an employee's contribution on a monthly basis, which amounted to approximately $20,900, $20,800 and $22,000 respectively.

NOTE 13

COMMITMENTS AND CONTINGENCIES

LEASES

     The Company leases its premises under noncancellable operating leases expiring through November 2003. The approximate future minimum lease payments for the year ending November 2000 are $183,756.

     Rent expense for the years ended November 30, 1999, 1998 and 1997, were $213,640, $130,418 and $173,890, respectively.

                         1999 Annual Report Page 25

NOTE 13

LITIGATION

     The Company is subject to claims and legal proceedings covering a wide range of matters that arise in the ordinary course of business. It is management's opinion that the ultimate resolution of these matters will not have a material effect on the Company's consolidated financial position and results of operations.

MAJOR CUSTOMER

     The Company had one major customer during 1999. Major customers are considered to be those who account for more than 10% of total revenue. This customer accounted for approximately 21% of total revenue for the year ended November 30, 1999.

NOTE 14

BUSINESS SEGMENT INFORMATION

     The Company's operations have been classified into two business segments: medical equipment sales and disease management services.

     Summarized financial information by business segment for 1999, 1998 and 1997 is as follows:

                                      Medical        Disease
                                    Equipment       Management
                                      Sales          Services      Consolidated
                                    ----------      -----------    ------------
1999
----
Sales                              $ 1,171,226    $   869,294       $ 2,040,520
Operating (loss)                    (1,352,313)    (1,551,961)       (2,904,274)
Total assets                         1,620,690        345,360         1,966,050
Depreciation and amortization          146,434        112,541           258,975
Capital expenditures                    55,462         10,784            66,246

1998
----
Sales                              $ 1,300,630    $   745,997       $ 2,046,627
Operating (loss)                      (494,900)    (2,081,154)       (2,576,054)
Total assets                         3,294,865        462,559         3,757,424
Depreciation and amortization          162,564        106,907           269,471
Capital expenditures                   112,026         56,673           168,699

1997
----
Sales                              $ 1,817,069    $   595,080       $ 2,412,149
Operating (loss)                      (797,372)    (2,002,190)       (2,799,562)
Total assets                         2,107,431        343,102         2,450,533
Depreciation and amortization          181,516         86,222           267,738
Capital expenditures                   334,037         49,803           383,840


NOTE 15

YEAR 2000

     As of November 30, 1999, all medical devices sold by qmed, Inc. were Year 2000 compliant. ohms|cad was designed to be Year 2000 compliant. All of the Company's internal operating systems were compliant as of November 30, 1999, however, Year 2000 problems may not surface until after January 1, 2000.



                         1999 Annual Report Page 26

NOTE 16

NEW ACCOUNTING STANDARDS

COMPREHENSIVE INCOME

     In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130 ("SFAS 130"), "Reporting Comprehensive Income". SFAS 130 establishes standards for the reporting and presentation of comprehensive income, its components and accumulated balances. Comprehensive income, as defined, includes all changes to equity except those resulting from investments by or distributions to owners. Among other disclosures, SFAS 130 requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. The Company adopted SFAS 130 in the fiscal year ending November 30, 1999. Adoption of this statement had no impact on the Company's financial position or results of operations.

SEGMENT DISCLOSURE

     In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131 ("SFAS 131"), "Disclosures about Segments of an Enterprise and Related Information". SFAS 131 establishes standards for the disclosure of certain information about the operating segments of a business. It also requires the disclosure of information about the products and services of the business, the geographic areas in which it operates, and its major customers. The Company adopted SFAS 131 in the fiscal year ending November 30, 1999. Adoption of this Statement had no impact on the Company's financial position or results of operations.

DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 ("SFAS 133"), "Accounting for Derivative Instruments and Hedging Activities". SFAS 133 establishes accounting and reporting standards for derivatives as either assets or liabilities and measure them at fair value. Under certain conditions, the gains or losses from derivatives may be offset against those from the items the derivatives hedge against. Otherwise, gains and losses from derivatives are recognized currently in the results of operations. The Company will adopt SFAS 133 in the fiscal year ending November 30, 2000. Adoption of this statement is not anticipated to have a material effect on the Company's financial position or results of operations.




                         1999 Annual Report Page 27

                          INDEPENDENT AUDITORS' REPORT

Board of Directors
qmed, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheets of qmed, Inc. and Subsidiaries as of November 30, 1999 and 1998, and the related consolidated statements of operations, stockholders' equity and cash flows for the years ended November 30, 1999, 1998 and 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly in all material respects the financial position of qmed, Inc. and Subsidiaries as of November 30, 1999 and 1998, and the results of their operations and their cash flows for each of the three years ended November 30, 1999, 1998 and 1997 in conformity with generally accepted accounting principles.




                                     AMPER, POLITZINER & MATTIA P.A.



February 23, 2000
Edison, New Jersey


                         1999 Annual Report Page 28

MARKET INFORMATION

         The Company's common stock is traded in the NASDAQ Small-Cap Market, under symbol "QEKG". The following table sets forth the range of high and low bid quotations for shares of the Company's common stock. This information represents inter-dealer quotations, without retail mark-ups, mark-downs, or commissions, and does not necessarily represent actual quotations.

FISCAL YEAR ENDED NOVEMBER 30, 1997               High           Low
                                                  ----           ---
First Quarter                                    $10 5/8       $8 1/2
Second Quarter                                    10 1/8        6 1/8
Third Quarter                                     8             6 1/4
Fourth Quarter                                    11 3/8        7

FISCAL YEAR ENDED NOVEMBER 30, 1998               High          Low
                                                  ----          ---
First Quarter                                    $7 3/4        $4 1/2
Second Quarter                                    8 3/8         3
Third Quarter                                     4 3/8         2 3/4
Fourth Quarter                                    4 3/8         2 5/8

FISCAL YEAR ENDED NOVEMBER 30, 1999               High          Low
                                                  ----          ---
First Quarter                                    $4            $2 3/8
Second Quarter                                    3 1/8         2 1/4
Third Quarter                                     5 5/8         2 3/4
Fourth Quarter                                    4 1/2         2 3/4


     As of February 18, 1999, the Company's common stock was held of record by 391 persons. On February 18, 1999, the closing price reported was $ 9 1/2.

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

                         1999 Annual Report Page 29

General Corporate Information


Board of Directors
     David P. Feldman
       Chairman of the Board
       Retired Chairman of AT&T
       Investment Management Corp.

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