Form 10-K, Exhibit 13
period 2000-11-30
Q MED INC
filed 2001-02-28
CIK 729213

Front Cover



                                Technology Solutions for HeartCare - We Care(TM)

                                                                     Q-Med, Inc.
                                                              2000 Annual Report

Inside Front Cover

                          QMed develops
             and utilizes technology to
             complement and enhance the
             latest clinical practices.

                     Through its unique
               technology-based disease
                    management service,
     the health and quality of life for
            sufferers of cardiovascular
          diseases is greatly improved.

                   The economic result:
         lowering the cost of this most
                prevalent and expensive
           disease complex, providing a
             solution to a $200 billion
                        annual problem.

President's Message

Dear Fellow Shareholder,

In fiscal year 2000 that ended in
November, we passed numerous
milestones, which we are confident
have set the tone for several years of
growth to come:
                                         In fiscal year 2000, we signed
o We signed four new managed care        long-term agreements with Regence
contracts which cover an additional      BlueCross BlueShield in Oregon,
550,000 lives, more than doubling the    Dakotacare in South Dakota, CHA Health
total number of patients and Plan        Plan in Kentucky and Regence
members in our disease management        BlueShield in the State of Washington.
programs.                                One-third of the lives under contract
o We submitted, and early in 2001 had    were implemented last year, the
accepted, a proposal for a               remainder coming into our system in
demonstration project with Medicare.     the first quarter of 2001. Combined
We were the only publicly traded         with a major expansion with PacifiCare
disease management firm to be selected   Health System announced in January
and we believe that QMed can be part     2001, they form the basis of an
of Medicare's modernization.             extended period of anticipated
o Ohms II, our scalable client/server    sequential growth.
based platform, became operational. It
is another development keeping us well   We have experienced accelerating
ahead of the competition in applying     interest from a number of large
advanced technology to the management    managed care organizations and from a
of large patient populations afflicted   major employer in implementing our
with chronic illnesses.                  expanding suite of disease management
o We added complete congestive heart     services. The sales cycle finally
failure and stroke algorithms to our     appears to have shortened to less than
Ohms II platform. This means that we     one year on average.
now offer the widest, most robust and
most cost-effective cardiovascular       We also added and promoted several
program in the disease management        top-level people to manage this growth
industry.                                as well as to develop the new business
o Health outcomes at our pilot project   opportunities which appear plentiful
in Stockton, California demonstrated a   among insurers, employers and
12.2% decline in the incidence of        governments:
stroke among seniors. The patients in
the pilot were members of PacifiCare
Health System's Secure Horizons
Medicare+Choice HMO who received their
treatment through St. Joseph Regional
Health Center.
o Quest Diagnostics (NYSE: DGX)
invested $2,000,000 in the common
stock of QMed.

                                         year later we are set to embark on
                                         that participation in a demonstration
                                         with the Health Care Financing
                                         Administration (HCFA), the US
                                         government administrative agency for
                                         Medicare. The specific purpose of the
                                         project is to test the feasibility of
                                         reimbursing your Company's system for
                                         managing patients with coronary artery
o Bruce Campbell, PhD, MD, FACP,         disease in the Medicare fee for
joined the Board of Directors in         service environment. Medicare
February 1999. Dr. Campbell is former    beneficiaries suffer heart disease at
President of Monsanto Health             five times the rate of the general
Solutions, former Senior Vice            population so the project represents a
President of Aetna US Healthcare,        huge opportunity for QMed. We are
Inc., the nation's largest health        confident that, just as in our
insurer with 23 million covered lives,   commercial and Medicare+Choice HMO
and former Chief Medical Officer of      implementations, this project will
Aetna Health Plans. He is currently      demonstrate improvements in both
President and CEO of Camber Companies,   health and cost outcomes. We are,
LLC, a privately funded                  therefore, optimistic that we will
multi-disciplinary musculoskeletal       ultimately obtain reimbursement in
ambulatory treatment center business.    this important national initiative.

o Jane A. Murray, who was appointed      Lastly, let me express my gratitude
Executive Vice President, Operations,    for your support over the years. As
has been with QMed since 1985. She has   your Company achieves the financial
held a number of management positions    and life-enhancing objectives that
prior to this promotion. Ms. Murray's    define it, our sense of fulfillment
health care expertise encompasses the    and pride in our operations and people
areas of business development, process   is something we ardently hope that
re-engineering, marketing, pricing,      you, too, enjoy.
and contracting.
                                         Very truly yours,
o Gary A. Levin, MD, MBA, was formerly
Medical Director at PacifiCare Health    /s/ Michael W. Cox
of California, where he had
responsibilities ranging from plan       Michael W. Cox
development and implementation support   President
for provider systems in senior medical
management to team lead in disease
management evaluation and
implementation. Prior to that, he was
Chief Medical Officer of California
Pacific Medical Services Organization,
where he developed analytic tools for
evaluating clinical and financial
effectiveness of disease management
programs.

In last year's message we stated that
we were committed to participating in
the vast opportunity of Medicare. One

Corporate Profile

Q-Med, Inc. developed and is marketing integrated cardiovascular management systems under the registered trademarks "Ohms|CAD(R)" and "Ohms|CVD(TM)". These systems assist managed care organizations, self-funded employer groups and government agencies to improve the health of patients and to manage the costs of coronary artery disease ("CAD"), stroke, congestive heart failure (CHF) and the cardiovascular complications of diabetes. These cardiovascular illnesses represent a combined annual cost to the nation in excess of $200,000,000,000 and they are the leading causes of death and hospitalization. Given the average first-year savings of nearly 20% that our programs achieve, the potential market is vast. These operations are conducted by Interactive Heart Management Corp. ("IHMC(R)"), a subsidiary founded in 1995.

Our systems are designed to aid primary health care physicians in the use of optimal medical management of patients with coronary disease as well as those at high risk of developing the disease. Our systems and services are uniquely suited to assist primary health care physicians in discharging the greater medical responsibilities that are expected to be placed on them as the population ages in the 21st Century, as efforts are made to improve the health status of the Nation and to reduce the overall cost of health care.

The system is marketed by the Company's IHMC subsidiary. This system consists of Monitor One STRx ambulant ischemic technology, a remote on-line diagnostic center (The Ohms Center) and an integrated cardiology consultant practice. This entire system non-invasively and reliably quantifies the probable risk of a heart attack, unstable angina and death and directs the patient to appropriate therapy with the emphasis throughout on early detection, on the modification of risk factors and on medical intervention. Early treatment, emphasis on medical intervention and appropriate referrals to the cardiologist results in an overall lowering of the cost of CAD, CHF and diabetes care, as well as in improvements in mortality and morbidity rates in populations having these disease conditions.

Ohms|CAD(R) and Ohms|CVD(TM) System

Ohms|CAD and Ohms|CVD are Interactive Heart Management Corp.'s (IHMC) proprietary "On-line Health Management Services for Coronary and Cardiovascular Disease", including heart failure and stroke. They are medical expert systems designed as a total disease management process which utilizes "best practice" solutions for the management of these disease conditions. It consists of Monitor One STRx, IHMC's ambulant ischemia technology; a remote on-line diagnostic center (The Ohms Center); and an integrated cardiology consultant practice. The entire system non-invasively and reliably quantifies the risk of a heart attack, unstable angina and death while rationally directing the patient to appropriate therapy, accenting early detection, modification of critical risk factors and medical intervention.

The system is an evidence-based, relational mechanism, using patient descriptors which include: demographics, medical history, current medical therapy, including aspirin, lipid and hypertension profiles, obesity and lifestyle, smoking, glucose levels, ejection fraction and ambulant ischemia in its decision making. Recommendations for management are relational and tailored to an individual patient. Significantly, each individual patient's demographics and risk profiles are entered into the Ohms|CAD database for primary and secondary prevention analysis and treatment.

Because  of centralized, digital storage of all data, the system allows for:

         o  continuous description and analysis of quantifiable results

         o success of the stratification, proportion of patients assigned to various therapies, objective outcomes

         o  interplay with pharmaceutical and pharmacy benefit managers

         o  physician and patient compliance and satisfaction.

For example, in its risk prevention mode (myocardial infarction, unstable angina, sudden death), Ohms|CAD centers on the presence or absence of ambulant ischemia as a risk stratifier utilizing our specialized non-invasive STRx technology for evaluating these phenomena in each patient. This test data is telecommunicated to the our Ohms|CAD database (The Ohms Center), which in turn stratifies each individual patient into high or low risk. It then proposes to lower patient risk with specific anti-ischemic medical therapies as one treatment option, or, if necessary, recommends further local cardiology consultation leading to possible invasive intervention. If the data indicate that the patient is at low risk, a message is sent back to the primary care physician (PCP) site within minutes with recommendations for optimization of medical therapy which will maintain the patient in the low risk pool. In either circumstance, therapeutic actions are guided by QMed's proprietary disease management algorithm, which in turn is based on national practice guidelines. All of the interactions and data are stored in the Ohms|CAD diagnostic center, and thus, outcome information is available continuously.

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

As Ohms|CAD and Ohms|CVD outcomes proliferate, the system is increasingly recognized to significantly decrease variability in physician approaches to treatment. The net result is uniform care and the practice of `evidence-based medicine' to optimize the patient's condition. The net effect is a healthier patient.

Selected Financial Data

The selected financial data presented below as of November 30, 2000 and 1999 and for each of the three years in the three year period ended November 30, 2000 were derived from our Consolidated Financial Statements and Notes which are included in this report and have been audited by Amper, Politziner & Mattia, P.A. independent auditors. The selected financial data presented below as of November 30, 1998, 1997 and 1996 and the years ended November 30, 1997 and 1996 were from our audited Consolidated Financial Statements which are not included in this report. The data presented below should be read in conjunction with our audited Consolidated Financial Statements and Notes which are included in this report.

                                                           For the Years Ended November 30:
                                     2000            1999                1998              1997            1996
                                     ----            ----                ----              ----            ----
Results of Operations

Net sales                        $ 2,872,205     $  2,040,520        $ 2,046,627       $ 2,412,149     $  3,316,659

Cost of sales                      1,424,779        1,167,020          1,099,515         1,406,480        1,531,851
                                 -----------     ------------        -----------       -----------     ------------
Gross profit                       1,447,426          873,500            947,112         1,005,669        1,784,808

Selling, general and
  administrative expenses          3,045,052        2,319,277          2,623,984         3,038,949        3,910,436

Provisions for
  uncollectible accounts                   -           74,148            289,716           214,601           16,051

Research and development
  expenses                           524,275          571,449            486,843           551,681          454,268

Impairment charge                          -                -                  -                 -          341,683

Debt conversion expense               38,623          737,135                  -                 -                -
                                 -----------     ------------        -----------       -----------     ------------
(Loss) from operations            (2,160,524)      (2,828,509)        (2,453,431)       (2,799,562)      (2,937,630)

Gain (loss) on sale of
  investments                         15,406                -                  -           (30,574)          42,473

Interest income                      133,668           68,126             57,081            98,214          117,623

Interest expense                     (33,168)        (143,891)          (179,704)          (25,430)         (33,876)

Loss in operations of
  joint venture                     (146,148)               -                  -                 -                -
                                 -----------     ------------        -----------       -----------     ------------
(Loss) before income tax
  benefit                         (2,190,766)      (2,904,274)        (2,576,054)       (2,757,352)      (2,811,410)

Income tax benefit
  Gain on sale of state net
    operating loss carryovers        309,256                -                  -                 -                -
                                 -----------     ------------        -----------       -----------     ------------
Net (loss) income                $(1,881,510)    $ (2,904,274)       $(2,576,054)      $(2,757,352)     $(2,811,410)
                                 ===========     ============        ===========       ===========      ===========
Per Share Data
(Loss) income per common
  and dilutive common
  equivalent shares              $      (.15)    $       (.25)       $      (.26)      $      (.29)    $       (.30)
                                 ===========     ============        ===========       ===========      ===========


(Selected Financial Data, cont'd)
Balance Sheet Data (at end of periods)
Working capital                  $ 2,009,012     $    691,668        $ 2,392,161       $   803,415     $  3,481,104

Total assets                       3,390,428        1,966,050          3,757,424         2,450,533        5,171,064

Total liabilities                    739,145          824,261          1,638,425           888,015        1,072,585

Stockholders' equity               2,651,283        1,141,789         (1,902,992)        1,562,518        4,098,479

Temporary equity, put                      -                -          4,021,991                 -                -

Stockholders equity
  (including temporary equity)     2,651,283        1,141,789          2,118,999         1,562,518        4,098,479

Management's Discussion and Analysis of
Financial Condition and Results of Operations

The following discussion should be read in conjunction with our Consolidated Financial Statements, and Notes contained elsewhere in this report.

Results of Operations

The following table presents the percentage of total revenue for the periods indicated and changes from period to period of certain items included in our Consolidated Statements of Operations.

                                                                                    Period-to-Period
                                                             % For                    % Changes
                                                           Year Ended                 ---------
                                                           November 30,         2000     1999     1998
                                                           ------------          vs.      vs.      vs.
                                                     2000     1999     1998     1999     1998     1997
                                                     ----     ----     ----     ----     ----     ----
Net sales                                            100.0    100.0    100.0    40.8      (.3)   (15.2)
Cost of sales                                         49.6     57.2     53.7    22.1      6.1    (21.8)
                                                    -------  -------  -------
Gross profit                                          50.4     42.8     46.3    65.7     (7.8)    (5.8)


Selling, general and administrative expenses         106.0    113.7    128.2    31.3    (11.6)   (13.7)
Provisions for uncollectible accounts                  -        3.6     14.2     *      (74.4)    35.0
Research and development expenses                     18.3     28.0     23.8    (8.3)    17.4    (11.8)
Debt conversion expense                                1.3     36.1      -     (94.8)     *        *
                                                    -------  -------  -------

(Loss) from operations                               (75.2)  (138.6)  (119.9)  (23.6)    15.3    (12.4)
Gain on sale of investments                             .5      -        -       *        *        *
Interest income                                        4.7      3.3      2.7    96.2     19.3    (41.9)
Interest expense                                      (1.2)    (7.0)    (8.7)  (76.9)   (19.9)   606.7
Loss in operations of joint venture                   (5.1)     -        -       *        *        *
                                                    -------  -------  -------
(Loss) before income tax benefit                     (76.3)  (142.3)  (125.9)  (24.6)    12.7     (6.6)
Income tax benefit
   Gain on sale of state net operating
   loss carryforwards                                 10.8      -        -       *        *        *
                                                    -------  -------  -------

Net (loss)                                           (65.5)  (142.3)  (125.9)  (35.2)    12.7     (6.6)
                                                    =======  =======  =======

*Not meaningful

Fiscal 2000 Compared with Fiscal 1999

Our net sales for fiscal 2000 increased by $831,685 or 40.8% compared to fiscal 1999. During fiscal 2000, we added a substantial amount of business to our disease management segment, increasing this segments revenues to $2,040,460 from $869,294 or by 137% when compared to the prior year. The system has demonstrated `cost effective' outcomes while improving the health status of the patient. Significantly, subsequent to year end, we added 275,000 lives to our disease management segment and have executed an agreement to cover an additional 400,000 lives beginning in the second quarter of 2001. We believe the addition of these lives will provide a considerable impact on revenues during fiscal 2001 and beyond. Consequently, our capital equipment segment showed a decline in revenues of approximately $360,000 or 30.7%. We anticipate revenues from the equipment segment to continue to decline during fiscal 2001 and will continue to focus our efforts on the implementation of disease management programs to our current and prospective customers.

During December 1999, we, through our IHMC subsidiary, sold unused state net operating loss carryforwards in the amount of $4,115,178 for cash by way of the New Jersey Technology Tax Certificate Transfer Program. We received $309,256 from this transaction. We had available $2,922,200 in remaining tax benefits which we sold as part of the program during fiscal 2001 for which the Company received $219,630.

Certain revenues received through IHMC are structured on a contractual basis whereby we receive a payment from physician groups and health management organizations calculated as a percentage of the reduction of the organization's costs of providing care for CAD patients. In these arrangements an initial baseline is selected and the total CAD costs are computed as baseline costs. The Ohms|CAD system is then placed in service and used throughout the contract period to reduce costs and improve the health status of patients with coronary disease. At the end of each contract year the total CAD costs are then calculated and compared to the baseline year costs. The savings derived under this type of contract are distributed to us on a predetermined basis by the contracting organization. From inception of the contract, we receive a monthly pre-payment of a portion of the estimated savings. Such pre-payments are recorded as revenue. Once the actual reduction of cost is calculated, the pre-payments are subtracted and any additional savings distribution owed to us is billed and recorded at that time. In other contractual arrangements, we receive monthly revenue during the course of the contract based upon the number of plan members that have been enrolled in our disease management programs.

We reported debt conversion expense for the fiscal year ended November 30, 2000 of $38,623. This non-cash charge resulted from the conversion of the remaining $50,000 of debt held by the Galen Funds to equity at a price of $2.87 per share rather than the conversion price of $3.6875 originally set at the time the Note was issued. This conversion is discussed in more detail under "Liquidity and Capital Resources." Without the debt conversion expense, net losses for the year ended November 30, 2000 would have been $(1,842,887) compared to $(2,167,139) for the prior fiscal year.

Our gross profit margin increased to 50.4% in fiscal 2000 from 42.8% in fiscal 1999. The increase was primarily due to the revenue increase in the disease management segment. We expect the gross profit to continue to increase slightly, as a percentage of revenue, as more members are added to the program during fiscal 2001.

Our selling, general and administrative expenses for the year ended November 30, 2000 increased by approximately $726,000 or 31% when compared to fiscal 1999, primarily due to the increased selling activity related to the disease management segment as well as increases in administrative support functions.

Research and development expenses decreased by approximately $47,000 or 8.3% when compared to the prior year. We have focused these efforts on product software development as well as upgrading existing technology to support new diseases and a larger volume of patients.

Fiscal 1999 Compared with Fiscal 1998

Our net sales for fiscal 1999 of $2,040,520 decreased slightly when compared to net sales of $2,046,627 for fiscal 1998. During this period our business continued to transition from selling capital equipment to selling our Ohms|CAD disease management services through its wholly owned subsidiary, Interactive Heart Management Corp. As a result, sales of capital equipment decreased approximately 10% to $1,171,226 in fiscal 1999 while sales of disease management services increased 16.5% for the same period.

We reported a one-time debt conversion expense for the fiscal year ended November 30, 1999 of $737,135. This non-cash charge resulted from the conversion of $900,000 of debt held by the Galen Funds to equity at a price of $1.67 per share rather than the conversion price of $3.6875 originally set at the time we borrowed the funds. This conversion is discussed in more detail under `Liquidity and Capital Resources'. Without the debt conversion expense, net losses for the year ended November 30, 1999 would have been $(2,167,139) compared to $(2,576,054) for the prior fiscal year.

Our gross profit margin decreased from 46.3% in fiscal 1998 to 42.8% in fiscal 1999. The decrease was primarily due to the write off of obsolete inventory in the capital equipment segment. These reductions were made in response to the decline in capital equipment sales.

Our selling, general and administrative expenses for the year ended November 30, 1999 decreased by approximately $305,000 when compared to fiscal 1998, primarily due to management's continued commitment to reduce overall administrative expenses to bring them in line with expected revenues.

The provision for doubtful accounts decreased by approximately $215,000 when compared to fiscal 1998. This decrease was primarily due to cessation of the reservation of certain accounts receivable of Interactive Heart Management Corp.

Fiscal 1998 Compared with Fiscal 1997

Our net sales for fiscal 1998 decreased 15.2% to $2,046,627 when compared to net sales of $2,412,149 for fiscal 1997. This decrease was primarily due to the continued transition of our business from selling capital equipment to selling Ohms|CAD disease management services through its wholly owned subsidiary, Interactive Heart Management Corp. As a result, sales of capital equipment decreased approximately 28% to $1,300,630 in fiscal 1998 while sales of disease management services increased 25% for the same period.

Included in our net loss of $(2,576,054) was approximately $(2,081,000) from Interactive Heart Management Corp.

Our gross profit margin increased from 41.7% in fiscal 1997 to 46.3% in fiscal 1998. The increase was primarily due to the continued reduction of fixed costs related to our production facility. These reductions were made in response to the decline in capital equipment sales.

Our selling, general and administrative expenses decreased by approximately $415,000 when compared to fiscal 1997, primarily due to management's continued commitment to reduce overall administrative expenses to bring them in line with expected revenues.

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

Liquidity and Capital Resources

To date, our principal sources of working capital have been provided by proceeds from public and private placements of securities and the sale of certain assets. Since our inception, sales of securities and assets have generated approximately $26,000,000 less applicable expenses.

On December 18, 1997, we sold 8% Convertible Notes (the `Notes') in the principal amount of $2,000,000 in a private placement to three investors. Interest on the notes accrued monthly and was due on December 18, 2002. On November 16, 1998, we sold an aggregate of 1,926,702 shares of our common stock for $3,217,626 in a private placement to investors led by the same three investors that purchased the Notes. The Company received gross cash proceeds of $2,020,936 from the sale of shares and the balance was paid by converting $1,050,000 of $2,000,000 principal amount of the Notes and accrued interest of $146,663 into shares of common stock. The remaining $950,000 principal amount of the Notes were amended to increase the interest rate to 16% per annum, and to grant to Noteholders a security interest in substantially all of our assets.

On May 17, 1999 the agreement was amended to eliminate certain redemption rights in exchange for 290,000 common stock purchase warrants exercisable at $1.67 per share and 200,000 warrants exercisable at $2.87 per share until November 15, 2005 to be distributed pro rata among such holders. The elimination of these redemption rights resulted in a significant increase to total stockholders' equity because such rights were previously characterized as temporary equity.

On August 25, 1999, the holders of $950,000 principal amount of our 16% Notes converted $900,000 of the principal into 538,922 shares of common stock and 500,000 common stock purchase warrants exercisable at $1.67 per share (subject to adjustment in the manner described below) until November 15, 2002. In addition, Galen Partners III, L.P., a Delaware limited partnership, Galen Partners International III, L.P., a Delaware limited partnership, and Galen Employee Fund III, L.P., a Delaware limited partnership (collectively the "Galen Funds") invested an additional $250,000 in exchange for 95,238 shares of our common stock and 75,000 common stock purchase warrants exercisable at $2.625 per share until November 15, 2002.

On April 13, 2000, the remaining $50,000 principal amount of the Notes plus accrued interest of $134,582 was converted into 64,315 shares of common stock.

We had working capital of $2,009,012 at November 30, 2000 compared to $691,668 at November 30, 1999 and ratios of current assets to current liabilities of 4.1:1 and 2:1 as of November 30, 2000 and 1999, respectively. The working capital increase of approximately $1,300,000 was primarily due to the equity investment of Quest Diagnostics and a private investor totalling approximately $3,000,000, less the effects of our net operating losses.

We anticipate that funds generated from operations, together with cash and investments, should be sufficient to meet our working capital requirements for the current year. In the event revenues do not meet our expectations, we will be required to seek additional financing. There can be no assurance that such financing will be available to us.

We maintain a general policy of net 30-day payment terms on equipment sales to distributors in its medical device segment. Our receivables balances over 90 days past due was 19.5% of the receivables balance at November 30, 2000 compared to 16.8% at November 30, 1999. We are aggressively seeking payment arrangements on these overdue amounts.

We believe that there has not been a significant impact from inflation on our operations during the past three fiscal years.

Additional Factors That May Affect Future Results

Future Operating Results Future operating results may be impacted by a number of factors that could cause actual results to differ materially from those stated herein, which reflect management's current expectations. These factors include worldwide economic and political conditions, industry specific factors, our ability to maintain access to external financing sources and its financial liquidity, the acceptance of the Ohms|CAD system by managed care organizations, and our ability to manage expense levels.

Need for Additional Capital As of November 30, 2000, we had approximately $2,228,000 cash and short term investments. We have experienced negative cash flows since fiscal 1995 and expect the negative cash flow to decrease as significant service revenue is generated under contractual agreements to provide disease management services. Our future success is highly dependent upon our continued access to sources of financing which we believe is necessary for the continued support of IHMC's sales effort. In the event we are unable to maintain access to existing financing sources, or obtain other sources of financing, there would be a material adverse effect on our business, financial position and results of operations.

Regulation Our devices are subject to extensive government regulation in the United States by federal, state and local agencies including the Food and Drug Administration. The process of obtaining and maintaining FDA and other required regulatory approvals for our products is lengthy, expensive and uncertain. Our operations are also affected by the cost of complying with regulation relating to the maintenance of the confidentiality of personal medical information. There can be no assurance that changes in existing regulations or the adoption of new regulations will not occur which will adversely affect our operation.

Stock Price Fluctuations Our participation in a highly competitive industry often results in significant volatility in our common stock price. This volatility in the stock price is a significant risk investors should consider.

Forward-Looking Statements This Annual Report contains certain forward-looking statements that are based on current expectations. In light of the important factors that can materially affect results, including those set forth above and elsewhere in this Annual Report, the inclusion of forward-looking information herein should not be regarded as a representation by us or any other person that the objectives or plans of ours will be achieved. We may encounter competitive, technological, financial and business challenges making it more difficult than expected to continue to market our products and services; competitive conditions within the industry may change adversely; we may be unable to retain existing key management personnel; our forecasts may not accurately anticipate market demand; and there may be other material adverse changes in our operations or business. Certain important factors affecting the forward-looking statements made herein include, but are not limited to (i) accurately forecasting capital expenditures and (ii) obtaining new sources of external financing. Assumptions relating to budgeting, marketing, product development and other management decisions are subjective in many respects and thus susceptible to interpretations and periodic revisions based on actual experience and business developments, the impact of which may cause us to alter our capital expenditure or other budgets, which may in turn affect our financial position and results of operations.

Consolidated Balance Sheets

                                                                          November 30,
Assets
                                                                    2000               1999
                                                                    ----               ----
Current assets
    Cash and cash equivalents                                   $   576,537        $   794,430
    Investments in securities                                     1,651,250                  -
    Accounts receivable, net of allowance for
      doubtful accounts of $42,000 and $116,000                      85,416            170,657
    Inventory                                                       188,663            372,742
    Prepaid expenses and other current assets                       154,785             34,656
                                                                -----------        -----------
                                                                  2,656,651          1,372,485

Property and equipment, net of accumulated depreciation             447,693            440,555
Product software development costs, net                             155,031              8,714
Other assets                                                        131,053            144,296
Investment in joint venture                                               -                  -
                                                                -----------        -----------
                                                                $ 3,390,428        $ 1,966,050
                                                                ===========        ===========


Liabilities and Stockholders' Equity

Current liabilities
    Accounts payable and accrued liabilities                    $   578,956        $   641,446
    Lease payable, current portion                                   68,683             39,371
                                                                -----------        -----------
                                                                    647,639            680,817

Convertible long-term debt                                                -             50,000

Leases payable, long-term                                            81,833             68,902

Deferred warranty revenue                                             9,673             24,542
                                                                -----------        -----------
                                                                    739,145            824,261

Stockholders' equity
    Common stock, $.001 par value, 40,000,000 shares
      authorized, 12,846,631 and 12,258,781 shares issued
      and 12,842,631 and 12,236,781 outstanding, respectively        12,846             12,259
    Paid-in capital                                              26,489,347         23,098,930
    Accumulated deficit                                         (23,775,285)       (21,893,775)
                                                                -----------        -----------
                                                                  2,726,908          1,217,414

    Less treasury stock at cost, 22,000 common shares               (75,625)           (75,625)
                                                                -----------        -----------
Total stockholders' equity                                        2,651,283          1,141,789
                                                                -----------        -----------
                                                                $ 3,390,428        $ 1,966,050
                                                                ===========        ===========

See accompanying notes to consolidated financial statements

Consolidated Statements of Operations

                                                                             For the Years Ended November 30,

                                                                        2000               1999             1998
                                                                        ----               ----             ----
Sales                                                                $ 2,872,205       $ 2,040,520      $ 2,052,157
Less sales returns and allowances                                              -                 -            5,530
                                                                     -----------       -----------      -----------
                                                                       2,872,205         2,040,520        2,046,627

Cost of sales                                                          1,424,779         1,167,020        1,099,515
                                                                     -----------       -----------      -----------

Gross profit                                                           1,447,426           873,500          947,112


Selling, general, and administrative expenses                          3,045,052         2,319,277        2,623,984
Provision for uncollectible accounts                                           -            74,148          289,716
Research and development expenses                                        524,275           571,449          486,843
Debt conversion expense                                                   38,623           737,135                -
                                                                     -----------       -----------      -----------

Loss from operations                                                  (2,160,524)       (2,828,509)      (2,453,431)

Gain on sale of investments                                               15,406                 -                -
Interest income                                                          133,668            68,126           57,081
Interest expense                                                         (33,168)         (143,891)        (179,704)

Loss in operations of joint venture                                     (146,148)                -                -
                                                                     -----------       -----------      -----------
Loss before income tax benefit                                        (2,190,766)       (2,904,274)      (2,576,054)

Income tax benefit
    Gain on sale of state net operating
    loss carryovers                                                      309,256                 -                -
                                                                     -----------       -----------      -----------
Net loss                                                             $(1,881,510)      $(2,904,274)     $(2,576,054)
                                                                     ===========       ===========      ===========

Net loss per share - basic and diluted                               $      (.15)      $      (.25)     $      (.26)
                                                                     ===========       ===========      ===========
Weighted average common shares
outstanding - basic and diluted                                       12,650,831        11,761,054        9,893,022
                                                                     ===========       ===========      ===========

See accompanying notes to consolidated financial statements

Consolidated Statements of Stockholders' Equity

                                                                                          Common Stock
                                      Common          Paid-in        Accumulated        Held in Treasury
                                       Stock          Capital          Deficit         Shares       Amount          Total
                                       -----          -------          -------         ------       ------          -----
Balance - November 30, 1997           $ 9,649       $18,041,941     $(16,413,447)      22,000      $(75,625)      $1,562,518

  Issuance of common stock
  and put options                       1,927          (806,324)               -            -             -         (804,397)

  Issuance fees associated
  with financing                            -          (100,424)               -            -             -         (100,424)

  Exercise of stock options                11            15,354                -            -             -           15,365

  Net loss                                  -                 -       (2,576,054)           -             -       (2,576,054)
                                      -------       -----------     ------------       ------      --------      -----------

Balance - November 30, 1998           $11,587       $17,150,547     $(18,989,501)      22,000      $(75,625)     $(1,902,992)

  Elimination of put option
  related to convertible debt               -         4,021,991                -            -             -        4,021,991

  Issuance of common stock
  in exchange for services                  1             2,999                -            -             -            3,000

  Stock issued in conversion
  of debt                                 539           872,944                -            -             -          873,483

  Securities issued to induce
  debt conversion                           -           737,135                -            -             -          737,135

  Exercise of stock options                37           104,798                -            -             -          104,835

  Issuance of common stock
  for cash                                 95           208,516                -            -             -          208,611

  Net loss                                  -                 -       (2,904,274)           -             -       (2,904,274)
                                      -------       -----------     ------------       ------      --------      -----------

Balance - November 30, 1999           $12,259       $23,098,930     $(21,893,775)      22,000      $(75,625)      $1,141,789

  Exercise of stock options
  and warrants for cash                    73           167,580                -            -             -          167,653

  Sale of stock to Quest
  Diagnostics for cash                    286         1,984,714                -            -             -        1,985,000

  Sale of stock to private
  investor for cash                       163         1,000,049                -            -             -        1,000,212

  Stock issued in
  conversion of debt                       65           184,517                -            -             -          184,582

  Securities issued to
  induce debt conversion                    -            38,623                -            -             -           38,623

  Amortization of non-employee
  stock options                             -            14,934                -            -             -           14,934

  Net loss                                  -                 -       (1,881,510)           -             -       (1,881,510)
                                      -------       -----------     ------------       ------      --------      -----------

Balance - November 30, 2000           $12,846       $26,489,347     $(23,775,285)      22,000      $(75,625)      $2,651,283
                                      =======       ===========     ============       ======      ========       ==========

See accompanying notes to consolidated financial statements

Consolidated Statements of Cash Flows

                                                                            For the Years Ended November 30,

                                                                         2000             1999               1998
                                                                         ----             ----               ----
Cash flows from operating activities
    Net loss                                                        $ (1,881,510)      $(2,904,274)     $ (2,576,054)
                                                                     -----------       -----------       -----------
    Adjustments to reconcile net loss to
    net cash (used) by operating activities
        Gain on sale of investments                                      (15,406)                -                 -
        Loss in operations of joint venture                              146,148                 -                 -
        Depreciation and amortization                                    248,732           258,975           269,471
        Debt conversion expense                                           38,623           737,135                 -
        Amortization non-employee stock options                           14,934                 -                 -
        (Increase) decrease in
          Accounts receivable                                             85,241           133,808          (106,564)
          Inventory                                                      184,079           131,252           163,261
          Prepaid expenses and other current assets                     (120,129)           23,120           (28,988)
        Increase (decrease) in
          Accounts payable and accrued liabilities                       101,404           131,564           (38,780)
          Other, net                                                     (14,869)          (42,529)            4,583
                                                                     -----------       -----------       -----------
        Total adjustments                                                668,757         1,373,325           262,983
                                                                     -----------       -----------       -----------
                                                                      (1,212,753)       (1,530,949)       (2,313,071)
                                                                     -----------       -----------       -----------
Cash flows from investing activities
    Purchase of securities available for sale                         (3,335,844)                -                 -
    Capital expenditures                                                (297,292)          (66,246)         (168,699)
    Proceeds from sale of investments                                  1,700,000                 -                 -
    Investment in joint venture                                         (146,148)                -                 -
                                                                     -----------       -----------       -----------
                                                                      (2,079,284)          (66,246)         (168,699)
                                                                     -----------       -----------       -----------

Cash flows from financing activities
    Net proceeds from issuance of long-term convertible debt                   -                 -         1,980,805
    Net proceeds from issuance of common stock
    and put options                                                    3,152,865           316,446         1,935,878
                                                                     -----------       -----------       -----------
    Payments on capital leases                                           (78,721)                -                 -
                                                                     -----------       -----------       -----------
                                                                       3,074,144           316,446         3,916,683

Net change in cash and cash equivalents                                 (217,893)       (1,280,749)        1,434,913
                                                                     -----------       -----------       -----------
Cash and cash equivalents - beginning                                    794,430         2,075,179           640,266
                                                                     ===========       ===========       ===========
Cash and cash equivalents - ending                                   $   576,537       $   794,430       $ 2,075,179
Supplemental disclosure of cash paid
    Interest                                                         $   152,963       $    27,891       $    25,416
    Income taxes                                                           6,834             8,691             4,076

Non-cash investing and financing activities

In April 2000, the holders of $50,000 principal amount of the Company's 16% Convertible Notes, converted the entire $50,000 principal plus accrued interest of $134,582 into 64,315 shares of common stock.

During the year ended November 30, 2000, capital lease obligations of $91,652 were incurred when the Company entered into leases for equipment.

See accompanying notes to consolidated financial statements

Notes to Consolidated Financial Statements

1.  Significant Accounting Policies

Nature of Business The Company operates in two industry segments:
disease-management services and medical equipment sales. Sales are made nationwide through health care providers and direct sales to physicians.

Principles of Consolidation The consolidated financial statements include the accounts of QMed, Inc., its majority-owned (83%) subsidiary, Heart Map, Inc., and its wholly owned subsidiary, Interactive Heart Management Corp. (the "Company"). All intercompany accounts and transactions have been eliminated in consolidation. Investments in joint ventures are accounted for under the equity method.

Cash and Cash Equivalents The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents for financial statement purposes.

Concentration of Credit Risk Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash and cash investments. The Company restricts cash and cash investments to financial institutions with high credit standings. The Company has not experienced any losses on its deposits of cash and cash equivalents.

Investments in Securities The Company accounts for investments in securities pursuant to the Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities". Under this Statement, the Company's securities with a readily determinable fair value have been classified as available for sale and are carried at fair value with an offsetting adjustment to Stockholders' Equity. Net unrealized gains and losses on marketable securities are credited or charged to accumulated other comprehensive income.

Inventory Inventory consists of finished units, components and supplies, and is stated at the lower of cost (moving weighted-average method) or market.

Depreciation and Amortization Property and equipment are carried at cost. Depreciation is computed using the straight-line method for financial statement purposes over a five-year period. Leasehold improvements are amortized on a straight-line basis over the term of the lease. Repair and maintenance costs are expensed, while additions and betterments are capitalized. The cost and related accumulated depreciation of assets sold or retired are eliminated from the accounts and any gains or losses are reflected in earnings.

Financial Instruments The carrying amounts of financial instruments, including cash and cash equivalents, accounts receivable and accounts payable approximated fair value as of November 30, 2000, because of the relative short maturity of these instruments. The carrying value of leases payable and the note payable approximated fair value at November 30, 2000, based upon current rates for the same or similar instruments.

Product Software Development Costs The Company recognizes Product Software development costs in accordance with Statement of Position ("SOP') 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use". As such, the Company expenses all costs incurred that relate to the planning and post implementation phases of development. Costs incurred in the development phase are capitalized and amortized over the estimated useful life of the software developed, which is generally 36 months.

Stock-Based Compensation Statement of Financial Accounting Standards No. 123 "Accounting for Stock Based Compensation ("SFAS 123") allows a company to adopt a fair value based method of accounting of its stock-based compensation plans or continue to follow the intrinsic value method of accounting prescribed by Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees." The Company accounts for stock-based compensation in accordance with the provisions of Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees" and complies with the disclosure provision of SFAS NO. 123, "Accounting for Stock-Based Compensation." Under APB No. 25, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount an employee must pay to acquire the stock.

Revenue Recognition The Company enters into contractual arrangements with physician groups and managed-care organizations. Revenue is recognized based on management's estimates of amounts earned. At the inception of such a contract, management estimates the total expected reduction in coronary artery disease ("CAD") costs over the term of the contract. The contract provides for the Company to receive a monthly prepayment toward the Company's fees under the contract, which is a negotiated share of the actual reduction in CAD costs compared to a base year. The prepayment is a fraction of the estimated total fees to be received. At specified times during the course of the

(1. Significant Accounting Policies, cont'd)

contract, the actual reduction in CAD costs is calculated and the Company then recognizes the amount billed, which exceeds the monthly payments received. For the years ended November 30, 2000, 1999 and 1998, approximately $2,060,000, $869,000 and $745,000, respectively, from the above such contracts were included in revenue.

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

The Company sells extended service warranty contracts to consumers, usually with terms of one to three years, commencing at the termination of the manufacturer's warranty. The Company recognizes revenue from the sale of two- and three-year contracts over the period of the contracts based on the historical pattern of costs incurred. Such related costs, incurred over contract years one, two, and three, are 76%, 17% and 7%, respectively. Revenue on one-year warranty contracts is recognized on a straight-line basis.

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

Income Taxes The Company recognized deferred tax assets and liabilities based on differences between the financial reporting and tax basis of assets and liabilities using the enacted tax rates and laws that are expected to be in effect when the differences are expected to be recovered. The Company provides a valuation allowance for deferred tax assets for which it does not consider realization of such assets to be more likely than not.

Earnings (Loss) Per Share Basic earnings (loss) per share are computed by dividing income (loss) available to common shareholders by the weighted-average number of common shares outstanding during the period. Diluted earnings (loss) per share are computed by dividing income (loss) available to common shareholders by the weighted-average number of common shares outstanding during the period increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued. The dilutive effect of the outstanding options would be reflected in diluted earnings per share (loss) by application of the treasury stock method.

New Accounting Pronouncements In December 1999, the Securities and Exchange Commission staff released Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements (SAB 101), which provides guidance on the recognition, presentation and disclosure of revenue in financial statements. The Company believes their revenue recognition policies comply with SAB 101.

In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, Accounting for Derivative Instruments and Hedging Activities. As amended by SFAS No. 138, SFAS No. 133 is effective for all fiscal quarters of all fiscal years beginning after June 15, 2000. SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. The Company is currently evaluating the impact that the adoption of this statement will have on its financial position and results of operations.

2.  Investments in Securities

Investments in securities available-for-sale as of November 30, 2000 were as follows:

                              Market     Unrealized Costs     Value Gain (Loss)
Corporate debt securities   $1,566,250     $1,566,250                $-
Certificate of deposits         85,000         85,000                 -
                            ----------     ----------           -----------
                            $1,651,250     $1,651,250                $-
                            ==========     ==========           ===========


During the year ended November 30, 2000, the Company sold available for sale securities for approximately $1,700,000 resulting in a gain of approximately $15,000.

3.  Inventory
                                                               November 30,

                                                            2000          1999
                                                            ----          ----

         Raw materials (component parts and supplies)    $ 89,030     $167,902
         Finished units                                    99,633      204,840
                                                         --------     --------
                                                         $188,663     $372,742
                                                         ========     ========

4.  Property and Equipment
                                                               November 30,

                                                            2000          1999
                                                            ----          ----

         Machinery and equipment                      $ 1,218,271  $ 1,158,640
         Loaner equipment                                 244,542      244,542
         Furniture and fixtures                           398,187      387,011
         Office equipment                                 735,279      681,805
         Leasehold improvements                            51,746       51,746
         Equipment held under capital leases              433,347      341,696
                                                      -----------  -----------
                                                        3,081,372    2,865,440
         Less accumulated depreciation and
         amortization                                  (2,633,679)  (2,424,885)
                                                      -----------  -----------
         Property and equipment - net                 $   447,693  $   440,555
                                                      ===========  ===========

At November 30, 2000 and 1999, the equipment under the capital leases had net book values of approximately $146,500 and $101,400, respectively. Depreciation expenses were approximately $170,000, $204,000 and $198,000, for 2000, 1999 and
1998, respectively.

5.  Product Software Development Costs

During the years ended November 30, 2000, 1999 and, 1998, amortization costs related to product software development costs were approximately $12,700, $26,100 and $26,100, respectively.

6.  Investment in Joint Venture

During April 2000, the Company acquired a 50% equity interest in HeartMasters, LLC ("HM") for an initial contribution of $60,000. The management agreement provides for profits and losses to be allocated based on the Company's percentage of revenue as defined in the agreement. As of November 30, 2000, the total contribution by the Company was approximately $146,000 to HM, however, losses for the period exceeded this amount bringing the investment in the joint venture to zero. The unaudited summary financial information for HM as of and for the period ended November 30, 2000, is as follows:

                    Balance sheet
                      Current assets                   $    8,186
                      Liabilities                               -

                    Statements of operations
                      Revenues                         $  814,685
                      Operating expenses                1,098,795
                                                       ----------
                      Net loss                           (284,110)
                                                       ==========

7.  Accounts Payable and Accrued Liabilities
                                                November 30,

                                            2000            1999
                                            ----            ----

Accounts payable - trade                 $219,193        $325,477
Deferred warranty revenue                 114,209         135,109
Accrued payroll                           156,114          96,626
Other accrued expenses                     89,440          84,234
                                         --------        --------
                                         $578,956        $641,446
                                         ========        ========


8.  Convertible Long-term Debt

On December 18, 1997, the Company sold 8% Convertible Notes (the "Notes") in the principal amount of $2,000,000 in a private placement to three investors. Interest on the Notes accrued monthly and was due on December 18, 2002. On November 16, 1998, the Company sold an aggregate of 1,926,702 shares of its common stock for $3,217,621 in a private placement to investors, led by the same three investors, that purchased the Notes. The Company received gross cash proceeds of $2,020,936 from the sale of the shares and the balance was paid by converting $1,050,000 of $2,000,000 principal amount of the Notes and accrued interest of $146,663 into shares of common stock. The remaining $950,000 principal amount of the Notes were amended to increase the interest rate to 16% per annum, and to grant the Note Holders a security interest in substantially all of the Company's assets.

In connection with the sale of the shares, the Company granted certain rights to the purchasers, including registration rights and the right to cause the Company to purchase the shares at certain prices in certain events, such as bankruptcy, a default in payments, or if the Company is no longer listed on the NASDAQ Small Cap Market.

On May 17, 1999, the agreement was amended to eliminate such redemption rights in exchange for 290,000 common stock purchase warrants exercisable at $1.67 per share and 200,000 warrants exercisable at $2.87 per share until November 15, 2005, to be distributed pro rata among such holders. The exercise price of all the warrants issued and amended may be adjusted in certain circumstances to protect holders against dilution. The elimination of these redemption rights resulted in a significant increase to total stockholders' equity because such rights were previously characterized as temporary equity.

On August 25, 1999, the holders of $950,000 principal amount of the Company's 16% Convertible Notes due December 18, 2002 (the "Notes"), converted $900,000 of the principal into 538,922 shares of common stock and 500,000 common stock purchase warrants exercisable at $1.67 per share (subject to adjustment in the manner described below) until November 1, 2002. In addition, Galen Partners III, L.P. a Delaware limited partnership, Galen Partners International III, L.P., a Delaware limited partnership, and Galen Employee Fund III, L.P., a Delaware limited partnership (collectively the "Galen Funds") invested an additional $250,000 in exchange for 95,238 shares of the Company's common stock and 75,000 common stock purchase warrants exercisable at $2.625 per share until November 15, 2002.

The exercise price of all the warrants issued and amended may be adjusted in certain circumstances to protect the holders against further dilution. The Note purchase agreements between the Company and the funds represented by Galen were further amended to limit the Company's ability to prepay the remaining $50,000 principal and $118,407 due on the Notes and to reduce the conversion price of the Notes to $2.87. In the event the closing price of the Company's common stock equal or exceeds $8.61 for twenty consecutive days and the average trading volume during the two weeks preceding the notice of redemption is equal or greater than 100,000 shares per week, then the Notes may be redeemed by the Company.

On April 13, 2000, the remaining $50,000 principal amount of the Notes plus accrued interest of $134,582 was converted into 64,315 shares of common stock.

9.  Capital Lease Obligations

The Company has entered into various capital leases for equipment expiring through November 2001, with aggregate monthly payments of $7,137. The following is a schedule by years of future minimum lease payments under capital leases together with the present value of the net minimum lease payments as of November 30, 2000:

          For the Years Ending
             November 30,

                2001                                $ 84,155
                2002                                  60,939
                2003                                  23,031
                2004                                  10,058
                                                    --------

          Total minimum lease payments               178,183
          Less amount representing interest           27,667
                                                    --------
          Present value of net minimum
          lease payments                             150,516
          Less current maturities                     68,683
                                                    --------
          Long-term maturities                      $ 81,833
                                                    ========


10.  Income Taxes

Deferred tax attributes resulting from differences between financial accounting amounts and tax basis of assets and liabilities at November 30, 2000 and 1999, follow:

                                                        November 30,
                                                    2000             1999
                                                    ----             ----
Current assets and liabilities
     Allowance for doubtful accounts            $     17,000     $    46,000
     Inventory reserve                                20,000           3,000
     Inventory overhead capitalization                62,000         109,000
     Deferred warranties                              50,000          64,000
                                                     149,000         222,000
                                                ------------     -----------
     Valuation allowance                            (149,000)       (222,000)
                                                ------------     -----------
Net current deferred tax asset (liability)      $          -     $         -
                                                ============     ===========

Noncurrent assets and liabilities
     Depreciation                               $     40,000     $    54,000
     Net operating loss carryforward              10,001,000       9,173,000
     Research and development
     credit carryforward                             140,000         140,000
     Capital loss carryforward                        12,000          12,000
                                                ------------     -----------
                                                  10,193,000       9,379,000

     Valuation allowance                         (10,193,000)     (9,379,000)
                                                ------------     -----------
Net noncurrent deferred tax asset (liability)   $          -     $         -
                                                ============     ===========

(10. Income Taxes, cont'd)

The Company has a cumulative pretax loss for financial reporting purposes. Recognition of deferred tax assets will require generation of future taxable income. There can be no assurance that the Company will generate earnings in future years. Therefore, the Company established a valuation allowance on deferred tax assets of approximately $10,342,000 and $9,601,000 as of November 30, 2000 and 1999, respectively.

The effective tax rate varied from the statutory rate as follows:

                                                       2000     1999    1998
                                                       ----     ----    ----
          Statutory federal income tax rate           (34%)     (34%)   (34%)
          State income tax, net of federal benefit     (6%)      (6%)    (6%)
          Certain non-deductible expenses               3%        -       -
          Effect on net operating loss
          carryforward and valuation allowance         37%       40%     40%
                                                       ---       ---     ---
                                                        0%        0%      0%
                                                       ===       ===     ===

The Company has federal net operating loss carryforwards of approximately $25,000,000, which expire beginning in fiscal year 2002 through fiscal year ended 2020. The utilization of these net operating loss carryforwards may be significantly limited under the Internal Revenue Code as a result of ownership changes due to the Company's stock and other equity offerings.

The Company has net operating loss carryforwards for state tax purposes of approximately $19,600,000 expiring at various times from fiscal years ending 2002 through 2020.

During the year ended November 30, 2000, the Company completed the sale of approximately $4,115,000 of its New Jersey net operating loss carryforwards and received $309,256 which was recorded as a gain on sale of net operating loss carryovers.

11. Shareholder's Equity

Shares Authorized On June 26, 2000, the Company's shareholders approved an amendment to the Company's restated Certificate of Incorporation to increase the number of authorized shares of the Company's common stock from 20,000,000 to 40,000,000.

Private Placement Equity Transactions On March 17, 2000, the Company issued to Quest Diagnostics Ventures, LLC 285,714 shares of the Company's common stock for approximately $1,985,000, net of expenses.

On April 28, 2000, the Company completed the sale of 163,300 shares of the Company's common stock to an individual investor for approximately $1,000,000.

Stock Options and Warrants The QMed, Inc. 1999 Equity Incentive Plan provides for stock options, stock appreciation rights, restricted stock or deferred stock awards up to 1,000,000 shares of the Company's common stock to be granted to employees and consultants of the Company until September 2009. The Plan also provides for Director Non-Qualified stock options to be granted to directors of the Company (other than directors who are also officers or employees of the Company).

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

(11. Shareholder's Equity, cont'd)

Pro forma information regarding net income and earnings per share has been determined as if the Company had accounted for its employee stock options under the fair-value method. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for November 30:

                                    2000          1999
                                    ----          ----

        Risk-free interest rate      5.0%         5.0%
        Expected volatility         80.0%        77.0%
        Dividend yield                 -            -
        Expected life           5.5 years   5.5 years

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

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows:

                                                    2000            1999
                                                    ----            ----

        Pro forma net loss                     $(2,476,595)     $(3,519,855)
        Pro forma loss per share
            Basic                                     (.20)            (.30)
            Diluted                                   (.20)            (.30)

There was no compensation expense recorded from stock options for the years ended November 30, 2000, 1999 and 1998.

During the year ended November 30, 2000, the Company granted stock options to consultants in exchange for services. The value of these options is approximately $90,000 and is being amortized over their respective vesting period. Amortization expense relating to these options for the year ended November 30, 2000 was approximately, $15,000.

A summary of the Company's stock option activity, and related information for the years ended November 30, follows:

                                   Weighted-Average    Number of Shares     Weighted-Average
                          Options   Exercise Price        Exercisable        Exercise Price
                          -------   --------------        -----------        --------------
Outstanding
  November 30, 1998      1,039,681      $2.16               921,224              $1.94
    Granted                484,128       3.23
    Exercised              (32,335)      2.72
    Terminated             (22,000)      3.00
                         ---------
Outstanding
  November 30, 1999      1,469,474      $2.48             1,196,237              $2.17
    Granted                365,162       6.35
    Exercised              (69,584)      2.29
    Terminated             (27,859)      3.73
                         ---------
Outstanding
  November 30, 2000      1,737,193      $3.28             1,314,284              $2.56

(11. Shareholder's Equity, cont'd)

      Weighted-average fair
      value of options granted
      during the year                           2000                1999
                                                ----                ----
        Where exercise price
        equals stock price                     $2.77                $3.24

        Where exercise price
        exceeds stock price                    $4.61                $3.25

        Where stock price
        exceeds exercise price                 $5.12                $3.13

Following is a summary of the status of stock options outstanding at November 30, 2000:

                                          Outstanding Options               Exercisable Options
                                          -------------------               -------------------
                                    Weighted-
                    Number           Average           Weighted-           Number           Weighted-
  Exercise        Outstanding       Remaining           Average          Outstanding         Average
 Price Range      at 11/30/00    Contractual Life    Exercise Price      at 11/30/00      Exercise Price
 -----------      -----------    ----------------    --------------      -----------      --------------
$0.75 - 0.75        182,324             0.2              $0.75             182,324             $. 75
$1.38 - 1.75        379,133             2.5              $1.57             379,133             $1.57
$2.44 - 3.50        664,574             7.2              $2.95             594,662             $2.93
$3.69 - 4.47        232,162             8.7              $4.07              90,165             $4.04
$6.56 - 8.88        279,162             9.6              $7.16              68,000             $7.75
                -------------       ---------        -----------       -------------        ----------
$0.75 - 8.88      1,737,193             6.0              $3.25           1,314,284             $2.56

There were no warrants exercised for the fiscal years ended November 30, 2000, 1999 and 1998.

12. Retirement Plan

The Company has a 401(k) plan which allows its employees to set aside a part of their earnings, tax deferred, to be matched by the Company as determined each year by resolution of the Board of Directors. During the years ended 2000, 1999 and 1998, the Company matched $.25 for each dollar up to 6% of an employee's contribution on a monthly basis, which amounted to approximately $23,717, $20,900 and $20,800, respectively.

13. Commitment and Contingencies

Leases The Company leases its premises under noncancellable operating leases expiring through November 2003. The approximate future minimum lease payments for the years ending November 2001, 2002 and 2003 are $248,000, $205,000, and $205,000, respectively.

Rent expense for the years ended November 30, 2000, 1999 and 1998 was $231,924, $213,640 and $130,148, respectively.

Litigation The Company is subject to claims and legal proceedings covering a wide range of matters that arise in the ordinary course of business. It is management's opinion that the ultimate resolution of these matters will not have a material effect on the Company's consolidated financial position and results of operations.

Major Customer The Company had five major customers during 2000. Major customers were considered to be those who account for more than 10% of total revenue, five customers accounted for approximately 59% of total revenue for the year ended November 30, 2000.

14. Business Segment Information

Segment Reporting The Company presents segment information in accordance with SFAS NO. 131, "Disclosures about Segments of an Enterprise and Related Information", which established reporting and disclosure standards for an enterprise's operating segments. Operating segments are defined as components of an enterprise for which separate financial information is available and regularly reviewed by the Company's senior management.

The Company is organized into two business units, medical equipment sales and disease-management services. The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies in Note 1.

Summarized financial information by operating segment for 2000, 1999 and 1998, is as follows:

                                    Medical          Disease
                                   Equipment       Management
                                     Sales          Services        Consolidated
                                     -----          --------        ------------
2000

Sales                            $   811,745      $ 2,060,461       $ 2,872,205
Operating (loss)                    (741,447)      (1,140,063)       (1,881,510)
Total assets                       2,780,798          609,630         3,390,428
Depreciation and amortization        143,344          105,388           248,732
Capital expenditures                  21,496          275,796           297,292

1999

Sales                            $ 1,171,226      $   869,294       $ 2,040,520
Operating (loss)                  (1,352,313)      (1,551,961)       (2,904,274)
Total assets                       1,620,690          345,360         1,966,050
Depreciation and amortization        146,434          112,541           258,975
Capital expenditures                  55,462           10,784            66,246

1998

Sales                            $ 1,300,630      $   745,997       $ 2,046,627
Operating (loss)                    (494,900)      (2,081,154)       (2,576,054)
Total assets                       3,294,865          462,559         3,757,424
Depreciation and amortization        162,564          106,907           269,471
Capital expenditures                 112,026           56,673           168,669

Independent Auditors' Report

Board of Directors
QMed, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheets of QMed, Inc. and Subsidiaries as of November 30, 2000 and 1999, and the related consolidated statements of operations, stockholders' equity and cash flows for the years ended November 30, 2000, 1999 and 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly in all material respects the financial position of QMed, Inc. and Subsidiaries as of November 30, 2000 and 1999, and the results of their operations and their cash flows for each of the three years ended November 30, 2000, 1999 and 1998, in conformity with accounting principles generally accepted in the United States of America.

Amper, Politziner & Mattia P.A.
January 31, 2001
Edison, New Jersey

Market Information

Our common stock is traded in the NASDAQ Small-Cap Market, under symbol `QEKG'. The following table sets forth the range of high and low bid quotations for shares of our common stock. This information represents inter-dealer quotations, without retail mark-ups, mark-downs, or commissions, and does not necessarily represent actual quotations.

Fiscal Year Ended November 30, 1998                High               Low
         First Quarter                           $  7.75           $   4.5
         Second Quarter                            8.375                 3
         Third Quarter                             4.375              2.75
         Fourth Quarter                            4.375             2.625

Fiscal Year Ended November 30, 1999                High               Low
         First Quarter                           $     4           $ 2.375
         Second Quarter                            3.125              2.25
         Third Quarter                             5.625              2.75
         Fourth Quarter                              4.5              2.75

Fiscal Year Ended November 30, 2000                High               Low
         First Quarter                           $  9.50           $2.5625
         Second Quarter                          11.6875                 7
         Third Quarter                                 9             6.875
         Fourth Quarter                           8.3125             6.125

As of February 19, 2001, our common stock was held of record by 364 persons. On February 19, 2001, the closing price reported was $7.

We have never paid a cash dividend on our common stock. It is the current policy of our Board of Directors to retain any earnings to finance the operations and expansion of our business. The payment of dividends in the future will depend upon our earnings, financial condition and capital needs and on other factors deemed pertinent by the Board of Directors.

Inside Back Cover

General Corporate Information

Board of Directors

Robert A. Burns

A. Bruce Campbell, Ph.D, M.D.
CEO and President
Camber Companies LLC

Michael W. Cox
President and Treasurer
Q-Med, Inc.

David P. Feldman
Chairman of the Board
Retired Chairman
AT&T Investment Management Corp.

Richard I. Levin, M.D.
Vice President and Medical Director
Q-Med, Inc.
Professor of Medicine and Vice Dean
  for Faculty and Academic Affairs
N.Y.U. School of Medicine

Herbert H. Sommer                              Corporate Headquarters
Secretary                                      100 Metro Park South
Q-Med, Inc.                                    3rd Floor
Partner                                        Laurence Harbor, New Jersey 08878
Sommer & Schneider LLP
                                               Counsel
Officers                                       Sommer & Schneider LLP
                                               595 Stewart Ave., Suite 710
Michael W. Cox                                 Garden City, New York 11530
President and Treasurer

Debra A. Fenton, C.P.A.                        Auditors
Controller and Assistant Secretary             Amper, Politziner & Mattia P.A.
                                               2015 Lincoln Hwy.
Gary A. Levin, M.D.                            P.O. Box 988
Executive Vice President, Sales,               Edison, New Jersey 08818-0988
Marketing and Business Development
Interactive Heart Management Corp.             Stock Listing
                                               NASDAQ SmallCap
Richard I. Levin, M.D.                         Trading Symbol - QEKG
Vice President and Medical Director
                                               Registrar and Transfer Agent
Jane A. Murray                                 American Stock Transfer &
Executive Vice President, Operations             Trust Company
                                               40 Wall Street, 46th Floor
Herbert H. Sommer                              New York, New York 10005
Secretary

Back Cover
                                                                [Company's Logo]

                                                                        QMED(TM)
                                                    Interactive Heart Management



                                                                     Q-Med, Inc.
                                                            100 Metro Park South
                                                                Laurence Harbor,
                                                                New Jersey 08878
                                                              Phone 732 566.2666
                                                                Fax 732 566.0912
                                                                 www.qmedinc.com